
10011177

Alaska Air Group

2009 ANNUAL REPORT

On the cover: Alaska Air Group is proud of its long affiliation with the New York Stock Exchange. On November 10, 2009, the entrance to the exchange displayed our company's banner.

Alaska Air Group
2009 Annual Report

To Our Shareholders

We recently had the privilege of ringing the opening bell at the New York Stock Exchange, marking the beginning of a new trading day. The excitement and optimism was palpable.

I am pleased to report that in 2009, Alaska Air Group rang some bells of its own, fueling optimism and confidence about our company's future at a time when the airline industry continues to struggle.



Alaska Air Group
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Alaska Air Group
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Alaska Air Group CEO Bill Ayer, Alaska Airlines President Brad Tilden and Horizon Air President and CEO Jeff Pinneo, along with several other company executives, rang the New York Stock Exchange opening bell, signaling the commencement of trading on Tuesday, November 10, 2009. The event marked a partnership with the exchange that spans more than 25 years. Alaska Air Group executives from left to right: Steve Jarvis, Shannon Alberts, Kelley Dobbs, Jeff Pinneo, NYSE Sr. VP Corporate Communications Richard Adamonis (partially hidden), Brad Tilden, Mark Eliasen, Bill Ayer, Jay Schaefer, Glenn Johnson, Brandon Pedersen, Keith Loveless, Ben Minicucci and Caroline Boren.

Here's a brief rundown of some of our accomplishments over the past year:

- Alaska Air Group's 2009 financial results were among the best in the industry, marking our sixth consecutive year of profitability and extending our profitability to 31 of the last 37 years.



J.D. POWER
J.D. POWER
ALASKA AIRLINES

- Alaska was ranked highest in customer satisfaction among traditional network carriers in North America by J.D. Power and Associates for the second year in a row. This recognition, along with the results of internal customer surveys, is testament to the warm, engaging experience provided by Alaska and Horizon employees.

- Our Mileage Plan won the Freddie Award for "Program of the Year" for the fifth time in seven years. Alaska's Mileage Plan makes it possible for members to fly almost anywhere in the world through alliances with our many airline partners.

- Alaska Airlines reported excellent on-time performance, finishing the year with nearly 83 percent of flights arriving on time. Alaska led the 10 largest domestic carriers in eight out of 12 months last year, which represents a marked improvement over a year ago. At just over 86 percent, Horizon's performance would have taken the top spot if they had participated in the official tally.


Alaska Airlines On-Time Performance
Percentage of flights arriving on time
85
80
75
70
65
69.7
73.3
72.4
78.3
82.9
2005
2006
2007
2008
2009

All in all, 2009 was an excellent year, considering the economic challenges. Lower oil prices provided welcome relief, while service to new cities and other changes to our network helped increase load factors. As a result, our bottom line reflected continued progress on margins and returns for our shareholders.

Strategic Plan

Not long ago, we took stock of the goals we set back in 2003, when we first embarked on what we dubbed our "2010 Plan." We were struck by a couple of things. One is that we've been very consistent with the direction we've taken the company over the past seven years. The other is that some targets that seemed like a real stretch back then have become a reality today, providing us with a powerful lesson in the importance of maintaining discipline around a few really important goals.

Following is an update on our progress:

- Safety – A safe operation is the foundation of our business. Alaska Air Group has been widely recognized for having state-of-the-art safety and compliance practices in all areas of our operation.
- People – Getting everyone aligned around the same goals is powerful. During 2009, we made significant progress toward having all employees at both airlines in a common gain-sharing plan that aligns our efforts around the four big drivers of our business: safety, customer satisfaction, costs and profitability.


BAGGAGE
SERVICE
GUARANTEE

Alaska guarantees bags will be at the carousel within 25 minutes or customers receive $25 or 2,500 Mileage Plan miles.

- Customers – At Alaska and Horizon, we are obsessed with providing our customers the best value for their dollar. We are pleased to offer an award-winning Mileage Plan, a first-class cabin on Alaska Airlines, complimentary Pacific Northwest wines and micro-brews on Horizon Air, and a baggage delivery guarantee that is unique in the industry – all for prices that compare favorably with those of our competitors.

- Fleet – A single fleet type is a competitive advantage, allowing us to reduce pilot and maintenance expense. Alaska now has an all-Boeing 737 fleet, including 82 "Next Generation" aircraft, and Horizon has simplified its fleet to two types. Alaska's 737-700s, -800s and -900s, as well as Horizon's Q400s are the most fuel-efficient in their classes. Horizon will become an all-Bombardier Q400 operator when market conditions for our remaining CRJ aircraft improve.

- Route Network – Even as we decreased capacity on some routes in response to falling demand, we established a presence in new markets with the potential for future growth, adding 13 new city pairs at Alaska and Horizon during 2009. For example, Hawaii – which we began serving in 2007 – now makes up about 13 percent of Alaska's available seat miles.

New Alaska Routes 2000-2010


Barrow
Prudhoe Bay
Fairbanks
Anchorage
Adak
Seattle
Portland
Minneapolis/ St. Paul
Las Vegas
Sacramento
Oakland
San Jose
San Francisco
Los Angeles
Long Beach
Denver
Chicago
Boston
Newark
Washington D.C.
Dallas
Atlanta
Tucson
Austin
Houston
Orlando
Miami
Lihue
Honolulu
Maui
Kona
Loreto
Guadalajara
Cancun
Mexico City

- Technology – Much has happened since Alaska pioneered selling tickets over the Internet and enabling customers to check in via the Web. We're continuing our tradition of technological innovation with the recent rollout of electronic boarding passes that can be displayed and scanned on a smart-phone. And, speaking of smart-phones, we have our own "app," making it more convenient for customers to check in and manage their trips from a mobile device. In addition, Alaska is working with the FAA to expand the use of next-generation flight guidance procedures that reduce flight times, air traffic congestion and fuel burn, thereby decreasing aircraft emissions and noise. Horizon is also expanding its use of state-of-the-art systems for greater navigational precision and operational reliability.

- Financial Performance – We're still short of delivering a 10 percent return on invested capital, but the goal is firmly in view and we're making steady progress. We have maintained excess cash as a hedge against economic uncertainty, and we plan to put some of that to work over the next couple of years. Potential uses include repaying debt, paying cash for replacement aircraft, buying back shares and contributing to our defined benefit plans.



Alaska Air Group Net Profit
Generally Accepted Accounting Principles (GAAP)
Adjusted for unusual items
($ millions)
150
100
50
0
-50
-100
-150
-43.4
-88.3
-67.2
-67.5
13.5
-30.8
-15.3
5.2
84.5*
55.0
-54.5
135.8
124.3
91.6
-135.9
4.4
121.6
88.7
2001 2002 2003 2004 2005 2006 2007 2008 2009

*(5.9) mil. after accounting change.
See reconciliation of GAAP to adjusted amounts on pages 32 and 44 of Alaska Air Group's 2009 Annual Report on Form 10-K.

Although we haven't accomplished everything we mapped out in 2003, we've made good progress and learned some valuable lessons along the way. We have become much better at focusing our efforts on the most important goals and quickly making the changes needed to achieve them, while not getting distracted by things we can't control.

Current Initiatives

As in 2009, our 2010 key initiative is to increase revenue. We are taking a three-pronged approach that focuses on increasing non-ticket (or ancillary) revenues, improving the merchandising of our product and engaging front-line employees in the marketing process. We are redesigning the alaskaair.com Web site to more prominently feature hotel, car rental and vacation offerings, thereby providing customers with convenient, one-stop shopping. In addition, we plan to equip our 737 fleet with Wi-Fi by the end of 2010.



Average Revenue Per Passenger
Horizon Air
Alaska Airlines
$175
$150
$125
$100
$75
$50
81
118
81
118
90
122
82
124
84*
130
92*
143
94*
145
98
157
95
157
2001 2002 2003 2004 2005 2006 2007 2008 2009

*Includes Frontier Jet Express flying under a capacity purchase agreement. Unit revenues and unit costs are lower for this flying than for the rest of Horizon's network.

Chart on right: In 2009, the economic downturn resulted in lower demand, placing downward pressure on average passenger revenue. The decline was largely offset by new revenue from the first bag fee that we initiated in July 2009.

In the 32 years since industry deregulation, one thing has become abundantly clear: customers want low fares. That means in order to offer travelers a great value and generate long-term returns for investors, we must have low costs. As we work to improve the top line, we are also targeting unit cost reductions at both airlines, with specific efforts aimed at improving productivity and reducing overhead costs.



Load Factor
Horizon Air
Alaska Airlines
Percent of seats filled
80
75
70
65
60
55
50
62.8
68.4
62.4
68.1
63.9
70.0
69.3
72.9
72.8
75.9
74.1
76.6
73.4
76.2
72.9
77.3
73.1
79.3
2001 2002 2003 2004 2005 2006 2007 2008 2009

Load factors held steady at Horizon Air and improved at Alaska Airlines as a result of reduced and redeployed capacity and revenue management initiatives.

***

We're optimistic about our future.

Our long-term strategy is based on simple principles that don't change over time. And our decisions will continue to be guided by the overarching goals of providing a preferred product for customers, good careers for employees, and a healthy return for you, our shareholders.

Because our company is smaller and more nimble, we reacted more quickly to the economic realities of the recent downturn. The changes we made, combined with the dedication, discipline and hard work of so many at Alaska and Horizon, have put us in position to benefit as the economy recovers and we prepare to "ring the bell" on a new day.

Sincerely,

Bill Ayer

William S. Ayer
Chairman, President and Chief Executive Officer
Alaska Air Group
April 1, 2010

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Notice of Annual Meeting of Shareholders and Proxy Statement

Alaska Air Group, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. (the "Annual Meeting") will be held at the Museum of Flight in Seattle, Washington at 2 p.m. on Tuesday, May 18, 2010, for the following purposes:

1. To elect to the Board of Directors the nine nominees named in this proxy statement, each for a one-year term;
2. To ratify the appointment of KPMG LLP as the Company's independent auditor;
3. To seek an advisory vote in regards to the compensation of the Company's named executive officers;
4. To seek approval of the Company's 2010 Employee Stock Purchase Plan;
5. To consider and vote upon the stockholder proposal described in the accompanying proxy statement; and
6. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders owning Company common stock at the close of business on March 19, 2010 are entitled to receive this notice and to vote at the meeting. All stockholders are requested to be present in person or by proxy. For the convenience of stockholders who do not expect to attend the meeting in person and wish to have their shares voted, a form of proxy and an envelope are enclosed. Stockholders may also vote by internet or telephone. Any stockholder who later finds that he or she can be present at the meeting, or for any reason desires to do so, may revoke his or her proxy at any time before it is voted.

We have elected to furnish 2010 proxy materials via the internet to certain stockholders, in accordance with Securities and Exchange Commission provisions. On or about April 1, 2010, we mailed a Notice of Internet Availability of Proxy Materials (the "Notice") including instructions for accessing Alaska Air Group's 2010 proxy statement and 2009 annual report to stockholders, and for voting online or by telephone, to stockholders who did not receive a full set of proxy materials. Employees holding their shares through the Company's 401(k) plan, managed by Fidelity Management Trust Company, were mailed a full set of proxy materials this year. The Notice also includes instructions on how to receive a paper copy of these materials by mail. We believe this form of delivery will provide timely notice to our stockholders, while conserving natural resources and reducing costs of printing and delivery.

Voting by the internet or telephone is fast and convenient and your vote is immediately confirmed and tabulated. By using the internet or telephone to vote, you help Alaska Air Group reduce postage and proxy tabulation costs.

We appreciate your participation, since a majority of the outstanding common stock entitled to vote at the meeting must be represented either in person or by proxy to constitute a quorum in order to conduct business.

By Order of the Board of Directors,



Keith Loveless
Corporate Secretary and General Counsel

April 1, 2010

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 18, 2010.

Stockholders may access, view and download the 2010 proxy statement and our 2009 Annual Report over the Internet on our website located at www.edocumentview.com/alk

ALASKA AIR GROUP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("AAG" or the "Company") is soliciting proxies for the 2010 Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set March 19, 2010 as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 35,761,624 shares of Company common stock outstanding on the record date.

Annual Meeting materials, which include this proxy statement, a proxy card or voting instruction form, and our 2009 Annual Report, were delivered to our stockholders on or about April 1, 2010. Certain stockholders were mailed a Notice of Internet Availability of Proxy Materials on the same date. The Company's Form 10-K for the year ended December 31, 2009 is included in the 2009 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") on February 19, 2010.

Internet Availability of Annual Meeting Materials

Under SEC rules, Alaska Air Group has elected to make our proxy materials available over the internet rather than mail hard copies to stockholders of record and to a segment of employee participants in the Company's 401(k) Plans. On or about April 1, 2010, we mailed to these stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") directing stockholders to a website where they can access our 2010 proxy statement and 2009 annual report to stockholders, and to view instructions on how to vote via the internet or by telephone. If you received the Notice only and would like to receive a paper copy of the proxy materials, please follow the instructions printed on the Notice to request a paper copy be mailed to you.

All stockholders may access, view and download this proxy statement and our 2009 Annual Report over the internet at www.edocumentview.com/alk. Information on our website does not constitute part of this proxy statement.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the Annual Meeting. This proxy statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name or you have a Direct Registration Service (DRS) advice evidencing shares held in book entry form, you have a stockholder account with our transfer agent, Computershare Trust Company, N.A. (Computershare), which makes you a stockholder of record. If you hold your shares in a brokerage, trust or similar account, you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of the nine director nominees named in this proxy statement, to ratify the selection of KPMG LLP as independent auditor, to provide an advisory vote in regards to the compensation of the Company's named executive officers, to approve the Company's 2010 Employee Stock Purchase Plan, and, if properly presented, to vote on one stockholder proposal. When you sign and mail the proxy card or submit your proxy by telephone or the internet, you appoint each of William S. Ayer and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Ayer and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR each of the Board's nine director nominees named in this proxy statement;
- FOR the ratification of the appointment of KPMG LLP as the Company's independent auditors;
- FOR the ratification of the compensation of the Company's named executive officers;
- FOR the Company's 2010 Employee Stock Purchase Plan ("ESPP"); and
- AGAINST the stockholder proposal.

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by telephone or by the internet. Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by telephone or the internet.
- by a bank, and have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by telephone or the internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting.

Listed below are the various means — internet, phone and mail — you can use to vote your shares without attending the Annual Meeting.

You can vote on the internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the internet regardless of whether they receive their annual meeting materials through the mail or via the internet. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote on the internet, please do not mail in your proxy card (unless you intend for it to revoke your prior internet vote). Your internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions for voting by phone are provided along with your proxy card or voting instruction form. If you vote by telephone, please do not mail in your proxy card (unless you intend for it to revoke your prior telephone vote). Your phone vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this proxy statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

The availability of telephone and internet voting.

Internet and telephone voting facilities for stockholders of record and beneficial holders will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on Monday, May 17, 2010. To allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received no later than 11:59 p.m. Eastern Time on Thursday, May 13, 2010.

How will my shares be voted if I return a blank proxy or voting instruction form?

If you are a stockholder of record, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors shown above and as the named proxies may determine in their discretion with respect to any other matters properly presented for a vote before the meeting.

With the exception of the proposal to ratify the appointment of KPMG as the Company's independent auditors, if you are a beneficial owner and do not provide your broker, bank or other trustee with voting instructions, your shares will not be voted.

What other business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, as adopted September 10, 2009, a stockholder may bring business before the meeting for publication in the Company's 2010 proxy statement only if the stockholder gave written notice to the Company on or before November 30, 2009, and complied with the other requirements included in Article II of the Company's Bylaws. The only such business as to which the Company received proper advance notice from a stockholder is a stockholder proposal described in this proxy statement and included on the Company's proxy card. If proxies are returned with no instructions indicated, the named proxies can vote the shares represented by the proxies in their best judgment.

The Company has not received valid notice that any business other than that described or referenced in this proxy statement will be brought before the meeting. As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Ayer and Loveless the authority to vote the shares for which they hold proxies in their discretion.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your Alaska Air Group shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by internet or telephone using each of the identification numbers.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote by delivering a later-dated proxy or, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, by voting at the meeting. The later-dated proxy may be delivered by telephone, internet or mail and need not be delivered by the same means used in delivering the to-be-revoked proxy. Except for persons beneficially holding shares in one of the Company's 401(k) retirement plans, you may do this at a later date or time by:

- voting by telephone or on the internet (which may not be available to some beneficial holders) before 11:59 p.m. Eastern Time on Monday, May 17, 2010 (your latest telephone or internet proxy is counted);
- signing and delivering a proxy card with a later date; or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the broker in order to vote at the meeting. Please also note that attendance at the meeting, in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.)

Persons beneficially holding shares in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial holders to change their votes.

If you are a registered stockholder, you can obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131.

If your shares are held by a broker, trustee or bank, you can obtain a new voting instruction form by contacting your broker, trustee or bank.

If your shares are held by one of the Company's 401(k) retirement plans, you can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled "How are shares voted that are held in a Company 401(k) plan?" for more information.

If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your choices on the proxy card or voting instruction form will be voted as you instruct.

How are shares voted that are held in a Company 401(k) plan?

On the record date, 1,634,883 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard Fiduciary Trust Company (Vanguard) and Fidelity Management Trust Company (Fidelity), provided instructions to each participant who held shares through the Company's 401(k) plans on the record date. Vanguard sent a Notice of Proxy and Access Instructions to participants; Fidelity mailed full sets of proxy materials. The trustees will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustees will not vote the participant's shares on such matters.

To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. Eastern Time on Thursday, May 13, 2010. Because the shares must be voted by the trustee, employees who hold shares through the 401(k) plans may not vote these shares at the meeting.

May I vote in person at the meeting?

We will pass out a ballot to any record holder of our stock who requests a ballot at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote by ballot at the meeting. You may request a legal proxy from your broker by indicating on your voting instruction form that you plan to attend and vote your shares at the meeting, or at the internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee, these shares may not be voted at the meeting.

Can I receive future materials via the internet?

If you vote on the internet, simply follow the prompts for enrolling in the electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Registered stockholders may enroll in that service at the time they vote their proxy or at any time after the Annual Meeting and can read additional information about this option and request electronic delivery by going to www.computershare.com/us/investor. If you hold shares beneficially, please contact your broker to enroll for the electronic proxy delivery service.

At this time, employee participants in a Company 401(k) plan may not elect to receive notice and proxy materials via electronic delivery.

If you already receive your proxy materials via the internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares entitled to vote as of the record date, or 17,880,813 shares, must be present or represented at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present or represented at the meeting if the stockholder of record attends the meeting; if the beneficial holder attends with a "legal proxy" from the record holder; or if the record holder has granted a proxy, whether by returning a proxy card or by telephone or internet, without regard to whether the proxy actually casts a vote or withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company has amended its Bylaws (effective September 10, 2009) to require each director to be elected at each annual meeting by a majority of votes cast with respect to that director. This means that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting standard does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the Annual Meeting, will be elected.

With regard to the election to take place at the Annual Meeting, the Board intends to nominate the nine persons identified as its nominees in this proxy statement. Because the Company has not received notice from any stockholder of an intent to nominate directors at the Annual Meeting, each of the directors must be elected by a majority of votes cast.

What happens if a director candidate nominated by the Board of Directors is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or it may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies, Messrs. Ayer and Loveless, will be voted for the substitute nominee.

How many votes must the proposals to ratify the appointment of KPMG LLP as independent auditor, the advisory vote regarding the compensation of the Company's named executive officers, the approval of Company's ESPP, and the stockholder proposal receive in order to pass?

Appointment of KPMG LLP as the Company's independent auditor

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposals must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote.

Advisory vote regarding the compensation of the Company's named executive officers

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposals must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote.

Approve the adoption of the Company's ESPP proposal

Approval of the adoption of the ESPP requires the affirmative vote of a majority of the shares represented at the Annual Meeting, either in person or by proxy, and entitled to vote on the matter. In addition, under NYSE rules, approval of the ESPP also requires the affirmative vote of the majority of the votes cast on the proposal, provided that the total of votes cast on the proposal represent over 50% of the voting power of the total outstanding shares of stock. Broker non-votes will not be considered entitled to vote for purposes of determining whether the ESPP proposal has been approved by stockholders. "Abstain" votes are deemed present and entitled to vote on the ESPP proposal and are included for purposes of determining the number of shares present and entitled to vote. Accordingly, an abstention, not being a vote "for" will have the effect of a vote "against" the proposal.

Stockholder proposal

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the proposals must be voted "for" the proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, because it is not a vote "for" will have the effect of a negative vote.

How are votes counted?

Voting results will be tabulated by Computershare. Computershare will also serve as the independent inspector of elections.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, telephone and electronic means. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be approximately $18,000. To date, $16,000 has been incurred. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the 2010 Annual Meeting will be available at the Annual Meeting. It will also be available Monday through Friday from April 1, 2010 through May 17, 2010 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the meeting?

We will publish the preliminary voting results in a Form 8-K on or about May 21, 2010. You can read or print a copy of that report by going to the Company's website – www.alaskaair.com/company, and then selecting Investor Information, and SEC Filings. Final results will be published in the Company's Form 10-Q for the second quarter 2010. You can read or print a copy of that report by going directly to the SEC EDGAR files at http://www.sec.gov. You can also get a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

PROPOSAL 1.
ELECTION OF DIRECTORS

The Company currently has nine directors. The Company's Bylaws provide that the directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Nine directors are nominees for election this year and each has consented to serve a one-year term ending in 2011.

NOMINEES FOR ELECTION TO TERMS EXPIRING IN 2011

William S. Ayer
Director since 1999
Age – 55

Mr. Ayer has served as chair, president and CEO of Alaska Air Group as well as chair of Alaska Airlines and Horizon Air since May 2003. He has been CEO of Alaska Airlines since 2002, and served as president of Alaska Airlines from 1997 to 2008. Prior to 2003, Mr. Ayer worked in various marketing, planning and operational capacities at Alaska Airlines and Horizon Air. He has served on the Seattle Branch of the Federal Reserve Board since 2007, and also serves on the boards of Alaska Airlines and Horizon Air, Puget Energy, Angel Flight West, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight. Mr. Ayer is chair of the boards of Puget Energy and its subsidiary, Puget Sound Energy. He also serves as a member of the governance and audit committees of the Puget Energy board. Mr. Ayer's strategic planning skills and his responsibilities for execution of the Company's strategic plan uniquely qualify him for his position on the Air Group Board.

Patricia M. Bedient
Director since 2004
Age – 56

Ms. Bedient serves as chair of the Board's audit committee. She is executive vice president and CFO for the Weyerhaeuser Company, one of the world's largest integrated forest products companies. A certified public accountant (CPA) since 1978, she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a certified public accountant (CPA) during her 27-year career with Andersen. She currently serves on the Alaska Airlines Board, the Weyerhaeuser Foundation board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations including the Oregon State University Foundation board of trustees, the World Forestry Center, City Club of Portland, St. Mary's Academy of Portland and the Chamber of Commerce in Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs. Ms. Bedient received her bachelor's degree in business administration, with concentrations in finance and accounting, from Oregon State University in 1975. With her extensive experience in public accounting and her financial expertise, Ms. Bedient is especially qualified to serve on the Board and to act as a financial expert.

Phyllis J. Campbell
Director since 2002
Age – 58

Ms. Campbell serves as chair of the Board's compensation committee. She was named chair of the Pacific Northwest Region of JPMorgan Chase & Co. in April 2009. She also serves on the firm's executive committee. From 2003 to 2009, Ms. Campbell served as president and CEO of The Seattle Foundation. She was president of U.S. Bank of Washington from 1993 until 2001 and also served as chair of the Bank's Community Board. Ms. Campbell has received several awards for her corporate and community involvement. These awards include the Women Who Make A Difference Award, and the Director of the Year from the Northwest Chapter of the National Association of Corporate Directors. Since August 2007, Ms. Campbell has served on Toyota's Diversity Advisory Board. She also serves on the boards of Horizon Air, the Joshua Green Corporation, and Nordstrom, where she serves as chair of the audit committee. Until February 2009, Ms. Campbell served on the boards of Puget Energy and Puget Sound Energy. Ms. Campbell is also chair of the Board of Trustees of Seattle University. Ms. Campbell's business and community leadership background and governance experience uniquely qualify her for her service on the Board.

Mark R. Hamilton
Director since 2001
Age – 65

Mr. Hamilton serves on the Board's audit and safety committees. In June 2010, he will officially retire as president of the University of Alaska, a position he has held since 1998. Before that, he served as a U.S. Army major general. His 31 years of active military duty were primarily in the fields of teaching, management and administration. During his military tenure, Mr. Hamilton was chief of staff of the Alaskan Command at Elmendorf Air Force Base and commander of division artillery at Fort Richardson. Mr. Hamilton is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army's highest peacetime award, the Joint Distinguished Service Medal. Mr. Hamilton currently serves as a director of the Alaska Airlines Board, the Aerospace Corporation Board, Alaska Sealife Center Board, and The Governor's Alaska Military Force Advocacy and Structure Team. Previously, he served on the BP America Advisory board. Mr. Hamilton's experience and leadership in the military distinguish him and qualify him for his Board role.

Jessie J. Knight, Jr.
Director since 2002
Age – 58

Mr. Knight serves on the Board's compensation and governance and nominating committees. Starting in January 2010, Mr. Knight has assumed the duties of president and CEO for San Diego Gas and Electric Company, a subsidiary of Sempra Energy. From 2006 to 2009, he was executive vice president of external affairs at Sempra Energy. From 1999 to 2006, Mr. Knight served as president and CEO of the San Diego Regional Chamber of Commerce and, from 1993 to 1998, he was a commissioner of the California Public Utilities Commission. Prior to this, Mr. Knight won five coveted National Clio Awards for television, radio and printed advertising and a Cannes Film Festival Golden Lion Award for business marketing while at the *San Francisco Chronicle and San Francisco Examiner* newspapers. Mr. Knight also serves on the boards of Alaska Airlines, the San Diego Padres Baseball Club, and the Timken Museum of Art in San Diego. He is also a standing member of the Council on Foreign Relations.

Mr. Knight's knowledge and expertise on brand and marketing make him particularly qualified for the Alaska Air Group Board.

R. Marc Langland
Director since 1991
Age – 68

Mr. Langland is lead director and chair of the Board's governance and nominating committee. He has been chair and a director of Northrim Bank (Anchorage, Alaska) since 1998, and served as the bank's president from 1990 until 2009. Mr. Langland has also served as chair, president and CEO of the bank's parent company, Northrim BanCorp, Inc. since December 2001. In 2001, Mr. Langland was inducted into the Alaska Business Hall of Fame. He was chair and CEO of Key Bank of Alaska from 1987 to 1988 and president from 1985 to 1987. He served on the board of trustees of the Alaska Permanent Fund Corporation from February 1987 to January 1991 and was chair from June 1990 to January 1991. He is also a director of Horizon Air, Usibelli Coal Mine, Elliott Cove Capital Management, and Pacific Wealth Advisors, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North. Mr. Langland's background and skills honed as an Alaskan business leader and banker uniquely qualify him for his role on the Board.

Dennis F. Madsen
Director since 2003
Age – 61

Mr. Madsen serves on the compensation and audit committees. He is currently the chair of Pivotlink Software, a business intelligence service company in Bellevue, Washington. In 2008, Mr. Madsen became chair of specialty retailer Evolucion Inc. From 2000 to 2005, Mr. Madsen was president and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing. He served as REI's executive vice president and COO from 1987 to 2000, and prior to that held numerous positions throughout the company. He also serves on the boards of Alaska Airlines, Horizon Air, Pivotlink Software, the Western Washington University Foundation, Western Washington University, Islandwood, Performance Bicycles, and the Youth Outdoors Legacy Fund. Mr. Madsen's experience in leading a large people-oriented and customer-service driven organization qualifies him for his Board service.

Byron I. Mallott
Director since 1982
Age – 66

Mr. Mallott serves on the Board's safety and governance and nominating committees. Currently he is a senior fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities, a position he has held since 2000. Since 2007, Mr. Mallott has served on the Board of Trustees of the Smithsonian Institution's National Museum of the American Indian. Mr. Mallott has served the state of Alaska in various advisory and executive capacities, and has also served as mayor of Yakutat and as mayor of Juneau. From 1995 to 1999, he served as executive director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil reserves. He was a director of Sealaska Corporation (Juneau, Alaska) from 1972 to 1988, chair from 1976 to 1983, and CEO from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines, director and member of the nominating committee of Sealaska Corporation, and a director and member of the audit committee of Yak-Tat Kwaan, Inc. and Native American Bank, NA. Mr. Mallott's leadership of native Alaskan people and his experience with governmental affairs qualifies him for his role on the Board.

J. Kenneth Thompson
Director since 1999
Age – 58

Mr. Thompson serves on the Board's governance and nominating committee and is chair of the Board's safety committee. Since 1999, Mr. Thompson has been president and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the managing director. Mr. Thompson served as executive vice president of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was president of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage, Alaska. He also serves on the boards of Horizon Air, Tetra Tech, and Coeur d'Alene Mines Corporation, and serves on a number of community service organizations.
Mr. Thompson also serves on the governance/nominating and audit committees of Coeur D'Alene Mines Corporation and chairs its compensation committee. At Tetra Tech, Inc., Mr. Thompson serves on the governance/ nominating, compensation and strategy planning committees. Mr. Thompson's planning, operations and safety/regulatory experience specially qualifies him for his Alaska Air Group Board service.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE NINE NOMINEES NAMED ABOVE AS DIRECTORS.

UNLESS OTHERWISE INDICATED ON YOUR PROXY, THE SHARES WILL BE VOTED *FOR* THE ELECTION OF THESE NINE NOMINEES AS DIRECTORS.

PROPOSAL 2.
RATIFICATION OF COMPANY'S INDEPENDENT AUDITOR

The Audit Committee has selected KPMG LLP ("KPMG") as Air Group's independent auditor for fiscal year 2010, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise Air Group's independent auditor, the Board considers the selection of the independent auditor to be an important matter of stockholder concern and is submitting the selection of KPMG for ratification by stockholders as a matter of good corporate practice.

The affirmative vote of holders of a majority of the shares of common stock represented at the meeting entitled to vote on the proposal is required to ratify the selection of KPMG as Air Group's independent auditor for the current fiscal year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE COMPANY'S INDEPENDENT AUDITOR.

PROPOSAL 3.
ADVISORY VOTE REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In March 2009, the Board of Directors announced its decision to become one of the first public companies in the nation to voluntarily solicit stockholder input on executive pay.

With this proposal, the Board of Directors gives the stockholders of the Company the opportunity to vote on the following advisory resolution:

> RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying footnotes included in the Company's proxy statement (but not including the Compensation Discussion and Analysis).

See the Summary Compensation Table and accompanying footnotes on page 46.

The stockholder vote will not be binding on the Company and will not be construed as overruling a decision by the Board or creating or implying any fiduciary duty by the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE RATIFICATION OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

PROPOSAL 4.
APPROVAL OF THE ALASKA AIR GROUP, INC. 2010 EMPLOYEE STOCK PURCHASE PLAN

Overview

At the Annual Meeting, stockholders are being asked to approve the Alaska Air Group, Inc. Employee Stock Purchase Plan (the "ESPP"), which was adopted, subject to stockholder approval, by the Board on March 11, 2010.

Under the ESPP, shares of the Company's common stock will be available for purchase by eligible employees who elect to participate in the ESPP. Eligible employees will be entitled to purchase, by means of payroll deductions, limited amounts of the Company's common stock during periodic Offering Periods. The ESPP will not be effective without stockholder approval.

The Board believes that the ESPP will help the Company retain and motivate eligible employees and help further align the interests of eligible employees with those of the Company's stockholders. The new ESPP will replace our 2002 Employee Stock Purchase Plan, which terminated at the end of February 2010.

Summary Description of the ESPP

The principal terms of the ESPP are summarized below. The following summary is qualified in its entirety by the full text of the ESPP, which is attached as Exhibit A to this Proxy Statement.

Purpose

The purpose of the ESPP is to provide eligible employees with an opportunity to purchase shares of the Company's common stock at a favorable price and upon favorable terms in consideration of the participating employees' continued services. The ESPP is intended to provide an additional incentive to participating eligible employees to remain in the Company's employ and to advance the best interests of the Company and its stockholders.

Operation of the ESPP

The ESPP will generally operate in consecutive six-month periods referred to as "Offering Periods," also referred to as "Purchase Periods." The determination of the duration of future Offering Periods and Purchase Periods may be changed from time to time. However, only one Offering Period may be in effect at any one time, and an Offering Period may not be shorter than three months and may not be longer than 27 months. Although the ESPP gives us flexibility to change the structure of future Offering Periods and Purchase Periods, at present we expect that the initial Offering Period will commence on September 1, 2010 and the next consecutive Offering Period to commence on March 1, 2011. The Company may change, if it so desires, the Offering Periods and Purchase Periods in the future.

On the first day of each Offering Period (referred to as the "Grant Date"), each eligible employee who has timely filed a valid election to participate in the ESPP for that Offering Period will be granted an option to purchase shares of the Company's common stock. A participant must designate in his or her election the percentage of his or her compensation to be withheld from his or her pay during that Offering Period for the purchase of stock under the ESPP. The participant's contributions under the ESPP will be credited to a bookkeeping account in his or her name. Subject to certain limits, a participant generally may elect to terminate (but may not otherwise increase or decrease) his or her contributions to the ESPP during an Offering Period. A participant generally may elect to increase, decrease or terminate his or her contributions to the ESPP effective with the first Purchase Period that commences after the election is received. Amounts contributed to the ESPP constitute general corporate assets of the Company and may be used for any corporate purpose.

Each option granted under the ESPP will automatically be exercised on the last day of each Purchase Period that occurs during the Offering Period with respect to which it was granted (referred to as the "Purchase Date"). The number of shares acquired by a participant upon exercise of his or her option will be determined by dividing the participant's ESPP account balance as of the applicable Purchase Date by the "Option Price" for that Purchase Period. The determination of the Option Price for a Purchase Period may be changed from time to time, except that in no event may the Option Price for a Purchase Period be lower than the lesser of (i) 85% of the fair market value of a share of the Company's common stock on the applicable Grant Date, or (ii) 85% of the fair market value of a share of the Company's common stock on the applicable Purchase Date. Although the ESPP gives us flexibility to change the method for setting the Option Price, we initially expect to set the Option Price under the ESPP using the formula described above. We may change, if we desire, the method for establishing the Option Price in the future provided that any change we make is permitted by the ESPP and will not take effect until the next Purchase Period after the change. A participant's ESPP account will be reduced upon exercise of his or her option by the amount used to pay the Option Price of the shares acquired by the participant. No interest will be paid to any participant or credited to any account under the ESPP.

Eligibility

Only certain employees will be eligible to participate in the ESPP. To be eligible to participate in an Offering Period, on the Grant Date of that period an individual must:

- have completed at least six months of continuous employment with the Company or one of its subsidiaries that has been designated as a participating subsidiary; and
- be customarily employed for more than five months per calendar year.

As of March 1, 2010, approximately 13,700 employees of the Company and its subsidiaries, including all of our named executive officers, were eligible to participate in the ESPP.

Limits on Authorized Shares; Limits on Contributions

If stockholders approve the ESPP, a maximum of 2,000,000 shares of our common stock may be purchased under the ESPP. Participation in the ESPP is also subject to the following limits:

- A participant cannot contribute less than 1% or more than 10% of his or her compensation to the purchase of stock under the ESPP in any one payroll period.
- A participant cannot purchase more than 2,000 shares of the Company's common stock under the ESPP with respect to any one Offering Period.
- A participant cannot purchase more than $25,000 of stock (valued at the start of the applicable Offering Period and without giving effect to any discount reflected in the purchase price for the stock) under the ESPP in any one calendar year.
- A participant will not be granted an option under the ESPP if it would cause the participant to own stock and/or hold outstanding options to purchase stock representing 5% or more of the total combined voting power or value of

all classes of stock of the Company or one of its subsidiaries or to the extent it would exceed certain other limits under the U.S. Internal Revenue Code (the "Code").

We have the flexibility to change the 1% and 10% contribution limits and the individual share limits referred to above from time to time without stockholder approval. However, we cannot increase the aggregate-share limit under the ESPP, other than to reflect stock splits and similar adjustments as described below, without stockholder approval. The $25,000 and the 5% ownership limitations referred to above are required under the Code.

Anti-dilution Adjustments

As is customary in stock incentive plans of this nature, the number and kind of shares available under the ESPP, as well as ESPP purchase prices and share limits, are subject to adjustment in the case of certain corporate events. These events include reorganizations, mergers, combinations, consolidations, recapitalizations, reclassifications, stock splits, stock dividends, asset sales or other similar unusual or extraordinary corporate events, or extraordinary dividends or distributions of property to our stockholders.

Termination of Participation

A participant's election to participate in the ESPP will generally continue in effect for all Offering Periods until the participant files a new election that takes effect or the participant ceases to participate in the ESPP. A participant's participation in the ESPP generally will terminate if, prior to the applicable Purchase Date, the participant ceases to be employed by the Company or one of its participating subsidiaries or the participant is no longer scheduled to work more than five months per calendar year.

If a participant's ESPP participation terminates during an Offering Period for any of the reasons discussed in the preceding paragraph, he or she will no longer be permitted to make contributions to the ESPP for that Offering Period and, subject to limited exceptions, his or her option for that Offering Period will automatically terminate and his or her ESPP account balance will be paid to him or her in cash without interest. However, a participant's termination from participation will not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met.

Transfer Restrictions

A participant's rights with respect to options or the purchase of shares under the ESPP, as well as contributions credited to his or her ESPP account, may not be assigned, transferred, pledged or otherwise disposed of in any way except by will or the laws of descent and distribution.

Administration

The ESPP is administered by the Board or by a committee appointed by the Board. The Board has appointed the Compensation Committee of the Board as the current administrator of the ESPP. The administrator has full power and discretion to adopt, amend or rescind any rules and regulations for carrying out the ESPP and to construe and interpret the ESPP. Decisions of the ESPP administrator with respect to the ESPP are final and binding on all persons.

No Limit on Other Plans

The ESPP does not limit the ability of the Board or any committee of the Board to grant awards or authorize any other compensation, with or without reference to the Company's common stock, under any other plan or authority.

Amendments

The Board generally may amend or terminate the ESPP at any time and in any manner, provided that the then-existing rights of participants are not materially and adversely affected thereby. Stockholder approval for an amendment to the ESPP will only be required to the extent necessary to meet the requirement of Section 423 of the Code or to the extent otherwise required by law or applicable stock exchange rules. The ESPP administrator also may, from time to time, without stockholder approval and without limiting the Board's amendment authority, designate those subsidiaries of the Company whose employees may participate in the ESPP and, subject only to certain limitations under the Code, change the ESPP's eligibility rules.

Termination

Unless the Board terminates the ESPP earlier, this Plan will terminate on, and no new Offering Periods will commence under the ESPP after March 1, 2020. The ESPP will also terminate earlier if all of the shares authorized under the ESPP have been purchased.

Federal Income Tax Consequences of the ESPP

Following is a general summary of the current federal income tax principles applicable to the ESPP. The following summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the U.S. Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local or international tax consequences.

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the U.S. Internal Revenue Code. Participant contributions to the ESPP are made on an after-tax basis. That is, a participant's ESPP contributions are deducted from compensation that is taxable to the participant and for which the Company is generally entitled to a tax deduction.

Generally, no taxable income is recognized by a participant with respect to either the grant or exercise of his or her ESPP option. The Company will have no tax deduction with respect to either of those events. A participant will generally recognize income (or loss) only upon a sale or disposition of any shares that the participant acquires under the ESPP. The particular tax consequences of a sale of shares acquired under the ESPP depend on whether the participant has held the shares for a "Required Holding Period" before selling or disposing of the shares. The Required Holding Period starts on the date that the participant acquires the shares under the ESPP and ends on the later of (1) two years after the Grant Date of the Offering Period in which the participant acquired the shares, or (2) one year after the Purchase Date on which the participant acquired the shares.

If the participant holds the shares for the Required Holding Period and then sells the shares at a price in excess of the purchase price paid for the shares, the gain on the sale of the shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the shares on the Grant Date of the Offering Period in which the participant acquired the shares exceeded the purchase price of the shares (calculated as though the shares had been purchased on the Grant Date), or (2) the gain on the sale of the shares. Any portion of the participant's gain on the sale of the shares not taxed as ordinary income will be taxed as long-term capital gain. If the participant holds the shares for the Required Holding Period and then sells the shares at a price less than the purchase price paid for the shares, the loss on the sale will be treated as a long-term capital loss to the participant. The Company will not be entitled to a tax deduction with respect to any shares held by the participant for the Required Holding Period, regardless of whether the shares are eventually sold at a gain or a loss.

The participant has a "Disqualifying Disposition" if the participant disposes of the shares before the participant has held the shares for the Required Holding Period. If the participant sells the shares in a Disqualifying Disposition, the participant will realize ordinary income in an amount equal to the difference between the purchase price paid for the shares and the fair market value of the shares on the Purchase Date on which the participant acquired the shares, and the Company generally will be entitled to a corresponding tax deduction. In addition, if the participant makes a Disqualifying Disposition of the shares at a price in excess of the fair market value of the shares on the Purchase Date, the participant will realize capital gain in an amount equal to the difference between the selling price of the shares and the fair market value of the shares on the Purchase Date. Alternatively, if the participant makes a Disqualifying Disposition of the shares at a price less than the fair market value of the shares on the Purchase Date, the participant will realize a capital loss in an amount equal to the difference between the fair market value of the shares on the Purchase Date and the selling price of the shares. The Company will not be entitled to a tax deduction with respect to any capital gain realized by a participant.

Securities Underlying Awards

The closing price of a share of the Company's common stock as of March 19, 2010 was $40.17 per share.

Specific Benefits

The benefits that will be received by or allocated to eligible employees under the ESPP cannot be determined at this time because the amount of contributions set aside to purchase shares of the Company's common stock under the ESPP (subject to the limitations discussed above) is entirely within the discretion of each participant.

Vote Required for Approval of the Employee Stock Purchase Plan

The Board believes that approval of the adoption of the ESPP will promote the Company's interests and the interests of its stockholders and continue to enable the Company to attract, retain and reward persons important to its success.

Members of the Board who are not employees are not eligible to participate in the ESPP. All of the Company's executive officers (including the named executive officers) are eligible to participate in the ESPP and thus have a personal interest in the approval of the ESPP.

Approval of the adoption of the ESPP requires the affirmative vote of a majority of the shares represented at the annual meeting, either in person or by proxy, and voting on the matter. Broker non-votes and abstentions will not be counted as a vote "for" or "against" this ESPP proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE *FOR* THE APPROVAL OF THE ALASKA AIR GROUP, INC. 2010 EMPLOYEE STOCK PURCHASE PLAN AS DESCRIBED ABOVE AND SET FORTH IN EXHIBIT A.

Structure of the Board of Directors

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with our Chairman and CEO and other officers, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation, Governance and Nominating, and Safety Committees are posted on the Company's website and can be accessed free of charge at http://www.alaskaair.com/ and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

The table below shows the current membership of the standing Board committees. An asterisk (*) identifies the chair of each committee.

Board Committee Memberships

Name	Audit	Compensation	Governance and Nominating	Safety
Patricia M. Bedient	●*			
Phyllis J. Campbell		●*		
Mark R. Hamilton	●			●
Jessie J. Knight, Jr.		●	●	
R. Marc Langland			●*	
Byron I. Mallott			●	●
Dennis F. Madsen	●	●		
J. Kenneth Thompson			●	●*

The principal functions of the standing Board committees are as follows:

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop and monitor the Corporate Governance Guidelines.

2. Evaluate the size and composition of the Board and annually review compensation paid to members of the Board.

3. Develop criteria for Board membership.

4. Evaluate the independence of existing and prospective members of the Board.

5. Seek qualified candidates for election to the Board.

6. Evaluate the nature, structure and composition of other Board committees.

7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board, and each Board committee, including itself.

8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include the following:

1. Matters pertaining to the independent auditors:

- appoint them and oversee their work;
- review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company;
- maintain a dialogue with respect to their independence;
- pre-approve all auditing and non-auditing services they are to perform;
- review annual and quarterly financial statements and filings made with the SEC;
- receive and review communications required from the independent auditors under applicable rules and standards;
- establish clear hiring policies for employees and former employees of the independent auditors;
- review audited financial statements with management and the independent auditors; and
- receive and review required communications from the independent auditors.

2. Matters pertaining to the internal auditor:

- review the planned activities and results of the internal auditors and any changes in the internal audit charter.

3. Matters pertaining to filings with government agencies:

- prepare the Audit Committee Report required for the annual proxy statement.

4. Matters pertaining to controls:

- review major financial reporting risk exposure and adequacy and effectiveness of associated internal controls;
- review procedures with respect to significant accounting policies and the adequacy of financial controls;
- discuss with management policies with respect to risk assessment and risk management including the process by which the Company undertakes risk assessment and management;
- discuss with management, as appropriate, earnings releases and any information provided to analysts and rating agencies;
- develop, monitor and reassess from time to time a Corporate Compliance program, including a Code of Conduct and Ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters; and
- obtain and review at least quarterly a statement from the CEO, CFO and Disclosure Committee disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

5. Annually review and reassess the adequacy of its charter and the Committee's performance and recommend for Board approval any proposed changes to the charter.

Compensation Committee

Pursuant to its charter, the Compensation Committee's responsibilities include the following:

1. Establish the process for approving corporate goals relevant to CEO compensation and evaluating CEO performance in light of those goals.

2. Set the salary of the CEO.

3. Approve salaries of other elected executive officers of Alaska Airlines and Horizon Air.

4. Set annual goals under the Performance-Based Pay and Operational Performance Rewards plans and administer the plans.

5. Grant stock awards and stock options.

6. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.

7. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.

8. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Alaska Air Group Pension/ Benefits Administrative Committee, Defined Contribution Retirement Benefits Administrative Committee, and the Pension Funds Investment Committee, and the Horizon Air Profit Sharing Administrative Committee, and approve the membership of those committees, trustees and trust agreements, and extension of plan participation to employees of subsidiaries.

9. Approve the terms of employment and severance agreements with elected officers and the form of change in control agreements.

10. Review executive-level leadership development and succession plans.

11. Administer and make recommendations to the Board of Directors with respect to the Company's equity and other long-term incentive equity plans.

12. Make modifications to the Alaska Airlines and Horizon Air profit sharing plans.

13. Produce the report on executive compensation required for the annual proxy statement.

14. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees of the Air Group companies.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Review management's efforts to ensure aviation security and reduce the risk of security incidents.

4. Periodically review with management and outside experts all aspects of airline safety.

5. Evaluate the Company's health, safety and environmental policies and practices.

6. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed

changes in the charter to the Board of Directors for approval.

Board and Committee Meetings

In 2009, the Board of Directors held six regular meetings. The standing Board committees held the following number of meetings in 2009:

- Audit Committee — 8
- Compensation Committee — 5
- Governance and Nominating Committee — 4
- Safety Committee — 4

Each director attended, on average, at least 93% of all Board and applicable committee meetings during 2009. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, eight of nine directors attended the annual meeting.

Director Independence

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer, which includes each member of the Audit Committee, Governance and Nominating Committee, and Compensation Committee, are independent under the NYSE listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. In making its determination, the Board of Directors considered the amount of charitable contributions made by the Company to certain charitable organizations on which Ms. Bedient serves as director and the amount of a charitable contribution made by the Company to the University of Alaska where Mr. Hamilton is currently employed as President. After consideration of these matters and in accordance with the Board's independent director criteria, the Board of Directors affirmatively determined that none of these matters is a material relationship with the Company because the amounts of the contributions were immaterial with respect to the Company's and the charitable organizations' annual revenues.

Each member of the Company's Audit Committee meets the additional independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees or required by the SEC. The Board has determined that Ms. Bedient is an audit committee financial expert as defined in SEC rules.

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary. Specifically, the Board has determined that independent directors meet the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below.

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $100,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. (i) Neither the director nor any immediate family member is a current partner of the Company's independent auditor firm; (ii) the director is not a current employee of the independent auditor firm; (iii) no immediate family member is a current employee of the independent auditor firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the independent auditor firm within the last three years and worked on the Company's audit within that time.

4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or immediate family member.

5. The director is not currently an employee, and no immediate family member is an executive officer, of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that the following situations do not create material relationships:

1. the receipt by a director of retirement compensation earned under one or more tax-qualified or nonqualified plans during the director's employment with the Company;

2. ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues; or

3. the receipt of cash or in-kind contributions from the Company by a tax-exempt charitable organization of which the Board member is an officer or director, the value of which is immaterial with respect to the Company's or the charitable organization's annual revenues.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that in addition to the foregoing standards they may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rules.

Director Nomination Policy

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

2. Candidates Proposed by Stockholders

a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 8 of the Company's Bylaws. Specifically, these provisions require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Corporate Secretary of the Company at least 90 days in advance of the third Tuesday in May (with respect to elections held at a regular annual meeting of stockholders), and that such notice include:

- the name and address of the stockholder who intends to make the nomination and of the person(s) to be nominated;
- a representation that the stockholder is entitled to vote at the meeting;
- a description of all arrangements or understandings between the stockholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made;
- other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the Board of Directors; and
- the consent of each nominee to serve as a director if elected.

(The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder who requests them. The Company's Bylaws are also available on the Company's website at http://www.alaskaair.com.)

b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the annual meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2010 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules.

The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.
- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written résumé or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").
- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the desirable qualities or skills, established by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of

the Committee's evaluation of the candidate.

- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Lead Director and Chair of the Governance and Nominating Committee.

d. Initial Consideration of Candidates Recommended by Other Stockholders

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominees' relevant experience, intelligence, independence, commitment, ability to work with the CEO and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant to Alaska Air Group Board service. Diversity is considered broadly, not merely with regard to race, gender, or national origin, but also with regard to general background, geographical location, and other facts. The consideration of diversity is implemented through discussions at the Governance and Nominating Committee. For a candidate to serve as an independent director, an independent and questioning mindset is critical. The Committee also considers a prospective candidate's workload and whether he or she would be able to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and be able to devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs. Relevant experiences might include, among other things, CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas — finance, accounting, sales and marketing, safety, organizational development, information technology, and government and public relations.

Board Leadership

The Board currently has a combined Chair and CEO, and an independent Lead Director. The Lead Director's responsibilities are (a) to preside over periodic meetings of non-management directors as described in Section 2.1.3 of the Company's Corporate Governance Guidelines; (b) to lead the non-management directors' annual evaluation of the CEO; (c) to discuss any proposed changes to committee assignments with each affected director annually in advance of the Governance and Nominating Committee making its committee membership recommendations to the Board; (d) to discuss re-nomination with each director whose current term will end at the next annual meeting; (e) to review and provide input to Board meeting agendas; and (f) such other duties as may be described in the Company's Corporate Governance Guidelines. The Board chooses this structure because the CEO is responsible for the day-to-day operation of the Company and for implementation of the Company's strategy. Since the Company's strategy is of critical importance to the performance of the Company, combining the responsibilities allows the Board Chair to lead the discussions regarding strategy.

Risk Oversight

Alaska Air Group has adopted an enterprisewide Risk Analysis and Oversight Program. This Program is designed to: a) identify the various risks faced by the organization; b) assign responsibility for managing those risks to individual executives within the management ranks; and c) align these management assignments with appropriate board-level oversight.

Responsibility for the oversight of the Program itself has been delegated to the Board's Audit Committee. In turn, the Audit Committee has tasked the Chief Compliance Officer with the day-to-day design and implementation of the Program.

Under the Program, an Alaska Air Group Risk Matrix has been developed and the organization's most prominent risks have been identified, responsibility has been assigned to appropriate executives, and assignments have been aligned for appropriate Board oversight. Responsibility for managing these risks includes strategies related to both mitigation (acceptance and management) and transfer (insurance). The Risk Matrix is an ever-changing document and is updated continuously. At a minimum, the Audit Committee receives quarterly written reports regarding the Program and an annual in-person review of the Program's status by the Chief Compliance Officer.

The Program also provides that each year the Audit Committee and the Governance and Nominating Committee of the Air Group Board work with the Chief Compliance Officer and Air Group's Management Executive Committee to identify the most pressing risk issues for the next year. This subset of the Risk Matrix is then designated for heightened oversight during the next year, including in-person presentations by the designated management executive to the appropriate Board entity. Furthermore, these areas of emphasis regarding risk(s) are specifically reviewed and discussed with executive management during an annual executive officer planning session, in the third quarter of each year, and are incorporated into the process of developing the AAG strategic plan for the coming year.

As part of its oversight of the Company's executive compensation program, the Compensation Committee, along with its current independent consultant Mercer Consulting (retained by the Committee in late 2009) and the Company's management team, has reviewed the risk impact of the Company's executive compensation. Based on this review, the Company has concluded that its executive compensation programs do not encourage risk taking to a degree that is reasonably likely to have a materially adverse impact on the Company.

Executive Sessions and Lead Director

The Air Group Board holds regular executive sessions of non-management directors quarterly. As provided in the Charter of the Governance and Nominating Committee, the Lead Director who presides over these executive sessions is the Chair of the Governance and Nominating Committee.

Stockholder Communication Policy

Any stockholder or interested party who wishes to communicate with the Alaska Air Group Board of Directors or any specific directors, including the Lead Director (who presides over executive sessions of the non-employee directors) or with the non-employee directors as a group, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the Chair of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about the Company's operations or it is a stock-related matter that does not appear to require direct attention by the Board or any individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the Corporate Secretary presents a summary of all communications received since the last meeting of the Governance and Nominating Committee and will make those communications available to any director on request.

2009 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2009 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer, who is also one of our employees, is presented in the Summary Compensation Table and the related explanatory tables. Mr. Ayer does not receive additional compensation for his service as a director.

Following the 2010 Annual Meeting, each Non-Employee Director's annual cash retainer of $15,000 will increase to $43,000 in lieu of payments for individual board and committee meeting fees and interim telephone update participation fees during the period of service.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($)(2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (f)	All Other Compensation ($)(3) (g)	Total ($) (h)
Patricia M. Bedient	44,116	35,984	0	0	0	2,564	82,664
Phyllis J. Campbell	38,516	35,984	0	0	0	11,472	85,972
Mark R. Hamilton	38,366	35,984	0	0	0	14,132	88,482
Jessie J. Knight, Jr.	34,116	35,984	0	0	0	1,758(4)	71,858
R. Marc Langland	56,866	35,984	0	0	0	18,370	111,220
Dennis F. Madsen	42,516	35,984	0	0	0	5,953	84,453
Byron I. Mallott	32,916	35,984	0	0	0	23,150	92,050
J. Kenneth Thompson	42,116	35,984	0	0	0	15,848	93,948

(1) Each non-employee director received at least 70%, or approximately $36,000, of their $51,000 annual retainer for 2009 in the form of deferred stock units issued under the Company's 2008 Performance Incentive Plan. No other equity-based awards were granted to non-employee directors for 2009.

In 2009, in addition to the $51,000 annual retainer referenced above, the compensation for non-employee directors included the following:

- attendance fees of $2,000 for each Audit Committee meeting and $1,200 per day for each Board or other committee meeting in which a non-employee director participated in person, or $750 if participation was via telephone;
- $500 for participation in telephone updates that occur between meetings;
- an annual retainer of $10,000 to the Governance and Nominating Committee chair, who is also the Lead Director;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to Compensation and Safety Committee chairs;
- an annual retainer of $1,000 to non-employee directors who also served on the Boards of Directors of Alaska Airlines or Horizon Air;
- attendance fees of $1,500 to members of the Company's Finance Group; and
- reimbursement of expenses in connection with attending Board and committee meetings as well as expenses in connection with director education.

(2) Effective May 20, 2008, the stock portion of each non-employee director was paid in the form of deferred stock units under the 2008 Performance Incentive Plan, with the number of fully vested stock units determined by dividing $36,000 by the closing price of the Company's common stock on the date of the annual stockholders meeting. Due to an extended trading black-out period at the time of the annual stockholders meeting in 2009, the stock portion of directors retainer was issued effective July 24, 2009, 24 hours after the trading window opened following the announcement of the Company's earnings for the second quarter. The stock units will be paid in shares of common stock on a one-for-one basis following the termination of the director's service as a member of the Board.

As of December 31, 2009, non-employee directors each held 3,335 fully vested deferred stock units. See discussion of these awards in Note 10 to the Company's Consolidated Financial Statements included as part of the Company's 2009 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

Alaska Air Group directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

(3) As part of each director's compensation, the Non-Employee Director and the Non-Employee Director's spouse were provided transportation on Alaska Airlines and Horizon Air. Included in the All Other Compensation column for each Non-Employee Director is the incremental cost to the Company of providing these benefits, as well as the value of each director's (and his or her spouse's) membership in the Company's airport Boardroom program. Positive-space travel is a benefit unique to the airline industry. By providing this travel without tax consequences to Non-Employee Directors, the Company is able to deliver a highly valued benefit at a low cost, and believes this benefit encourages Non-Employee Directors to travel, thus enhancing their connection to the Alaska Airlines and Horizon Air products and services.

In 2009, each director were given Alaska Airlines "North of Expected" promotional items at a value of $36.82 each.

In addition, the All Other Compensation column includes the value of reimbursements for taxes on the transportation benefits provided to each director as quantified below:

Director	Value of Taxes Paid ($)
Patricia M. Bedient	1,906
Phyllis J. Campbell	10,692
Mark R. Hamilton	12,890
Jessie J. Knight, Jr.	1,132
R. Marc Langland	17,283
Dennis F. Madsen	5,445
Byron I. Mallott	21,028
J. Kenneth Thompson	14,837

(4) Amount reported for Mr. Knight includes California state tax reimbursement provided in connection with his transportation benefit.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including our CEO, CFO, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics is located on the Company's internet website at http://www.alaskaair.com and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this proxy statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's internet website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Person Transactions

The Board of Directors has adopted a written policy for review, approval or ratification of any transaction, arrangement or relationship (i) in which we were, are or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) a related person has or will have a direct or indirect material interest (other than solely as a result of being a director or the beneficial owner of less than 10% of another entity). For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of the last fiscal year was, one of the directors or executive officers or a nominee to become a director, (ii) any beneficial owner of more than 5% of our common stock, or (iii) any immediate family member of any the these persons.

Under the policy, once a related person transaction has been identified, the Audit Committee (or the Chair of the Audit Committee for transactions that involve an aggregate amount of less than $1 million) must review the transaction for approval or ratification. Members of the Audit Committee or the Chair of the Audit Committee, as applicable, will review all relevant facts regarding the transaction in determining whether to approve or ratify it, including the extent of the related person's interest in the transaction, whether the terms are comparable to those generally available in arms' length transactions, and whether the transaction is consistent with the best interests of the Company. The related person involved in the transaction will participate in the approval or ratification process only to provide additional information as requested for the review. Once initially approved or ratified, all transactions with related persons will be reviewed at least annually.

The policy does not require review or approval of the following transactions: (i) employment by the Company of an executive officer unless he or she is an immediate family member of another related person; (ii) any compensation paid by the Company to a director; and (iii) transaction in which a related person's interest arises solely from the ownership of equity securities and all holders of the securities receive the same benefit on a pro rata basis.

Certain Transactions with Related Persons

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved are below disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who failed to file a report on a timely basis. Based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2009.

Selection of Independent Auditors for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected, and the stockholders ratified, KPMG LLP ("KPMG") as the Company's independent auditors for the current fiscal year. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Fees Paid to Independent Auditors

During fiscal years 2009, 2008 and 2007, the Company retained KPMG as its principal auditors. The independent auditors provided services in the following categories and amounts:

2009	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,036,907
Audit-Related Fees(2)	138,365
Tax Fees(3)	22,108
All Other Fees(4)	25,000
Total Fees for 2009	$1,222,380
2008	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,127,591
Audit-Related Fees(2)	166,224
All Other Fees(4)	30,500
Total Fees for 2008	$1,324,315
2007	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,212,523
Audit-Related Fees(2)	155,000
Tax Fees(3)	24,159
All Other Fees(4)	33,000
Total Fees for 2007	$1,424,682

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404, and out-of-pocket expenses reimbursed during the respective year.

(2) Consists of fees paid in connection with the audit of Air Group's employee benefit plans in all years and, in 2008, fees incurred in connection with the Form S-8 Registration Statement filed on June 18, 2008.

(3) Consists of fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the Audit Committee.

(4) Consists of fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services, and in 2007 and 2008, (iii) agreed-upon procedures regarding Air Group's employee incentive pay plans.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent auditors, and has determined that it does not impact the independence of the auditors.

Independent Auditor Engagement Policy

The Audit Committee has established an Independent Auditor Engagement Policy that is designed to ensure that the Company's auditor performs its services independently and with the highest integrity and professionalism. The Audit Committee reviews the policy annually.

The policy provides that any engagement of the Company's outside auditor must be consistent with principles determined by the SEC, namely, whether the independent auditor is capable of exercising impartial judgment on all issues encompassed within the auditor's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent auditor for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the auditor's independence, whether the auditor is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than five percent (5%) of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal years 2009, 2008 and 2007, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent auditors, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009. The Committee believes that management maintains an effective system of internal controls that results in fairly presented financial statements.

The discussions with KPMG also included the material and judgmental matters required by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

The Committee has also received and reviewed the written disclosures and the KPMG letter required by PCAOB Rule 3526, *Communicating with Audit Committees Concerning Independence*, and has discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chair
Mark R. Hamilton, Member
Dennis F. Madsen, Member

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 19, 2010, by (a) each director and nominee, (b) each of the Company's executive officers named in the Summary Compensation Table, and (c) all executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Ownership of Management

Name	Number of Shares of Common Stock Owned(1)	Options Exercisable within 60 Days	Total Shares Beneficially Owned(2)	Percent of Outstanding Shares(3)
Patricia M. Bedient	3,082	0	3,082	*
Phyllis J. Campbell	3,224	0	3,224	*
Mark R. Hamilton	2,345	0	2,345	*
Jessie J. Knight, Jr.	4,252	0	4,252	*
R. Marc Langland	5,848	0	5,848	*
Dennis F. Madsen	3,938	0	3,938	*
Byron I. Mallott	3,957	0	3,957	*
J. Kenneth Thompson	10,082	0	10,082	*
William S. Ayer	59,913	457,750	517,663	1.4%
Bradley D. Tilden	17,344	138,871	156,215	*
Glenn S. Johnson	22,918	14,957	37,875	*
Benito Minicucci	2,012	15,596	17,608	*
Jeffrey D. Pinneo	11,567	45,185	106,752	*
All Company directors and executive officers as a group (17 persons)	167,438	818,196	985,634	2.8%

* Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) plan holdings.

(2) Total beneficial ownership is determined in accordance with the rules of the SEC and represents the sum of the columns "Number of Shares of Common Stock Owned" and "Options Exercisable within 60 Days." Beneficial ownership does not include shares of common stock payable upon the vesting of restricted stock units, none of which will vest within 60 days, as follows: Mr. Ayer, 90,338; Mr. Tilden, 34,744; Mr. Johnson, 24,802; Mr. Minicucci, 42,920; and Mr. Pinneo, 17,400.

(3) We determine applicable percentage ownership based on 35,761,624 shares of our common stock outstanding as of March 19, 2010.

The table below identifies those persons known by us to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of March 19, 2010.

5% or More Beneficial Ownership

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Outstanding Shares(1)
PRIMECAP Management Company(2) 225 South Lake Avenue, #400 Pasadena, CA 91101	2,654,950	7.42
BlackRock, Inc.(3) 40 East 52nd Street New York, NY 10022	2,590,244	7.24
Dimensional Fund Advisors LP(4) Palisades West, Building One 6300 Bee Cave Road West Austin, TX 78746	1,965,679	5.50
Franklin Resources, Inc.(5) 100 Vanguard Boulevard Malvern, PA 19355	1,873,000	5.24

(1) We determine applicable percentage ownership based on 5,761,624 shares of our common stock outstanding as of March 19, 2010.

(2) Beneficial ownership information is based on a Schedule 13G/A filed by PRIMECAP Management Company ("PRIMECAP") on February 11, 2010. PRIMECAP reported in the Schedule 13G/A that it had sole voting power over 218,810 shares and sole dispositive power over all 2,654,950 shares.

(3) Beneficial ownership information is based on a Schedule 13G/A filed by BlackRock, Inc. ("BlackRock") on January 20, 2010. BlackRock reported in the Schedule 13G that it had sole voting power over all 2,590,244 shares and sole dispositive power over all 2,590,244 shares.

(4) Beneficial ownership information is based on a Schedule 13G/A filed by Dimensional Fund Advisors LP. ("Dimensional") on February 10, 2010. Dimensional reported in the Schedule 13G that, as an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, it furnishes investment advice to four investment companies and serves as investment manager to other accounts (collectively, the "Funds"), which hold the shares shown in the table above. To Dimensional's knowledge, the interest of any one Fund does not exceed 5% of the class of securities. Dimensional further reported that while it possesses voting and investment power over 1,920,937 shares and sole dispositive power over 1,965,679 shares, such shares are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares.

(5) Beneficial ownership information is based on a Schedule 13G filed by Franklin Resources, Inc. ("Franklin") and Charles B. Johnson and Rupert H. Johnson, Jr., its principal stockholders on January 21, 2010. Franklin reported in the Schedule 13G that, for purposes of Rule 13d-3 under the Act, investment subsidiaries of Franklin, Franklin Advisory Services, LLC and Franklin Advisers, Inc., may be deemed to be the beneficial owners of the shares, and that Messrs. Johnson and Johnson, and Franklin, each disclaim beneficial ownership of any securities. Franklin reported that Franklin Advisory Services, LLC has sole voting and dispositive power over 1,273,000 of the 1,873,000 shares beneficially owned, and Franklin Advisers, Inc. has sole voting and dispositive power over 600,000 of the 1,873,000 shares beneficially owned.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This section contains a discussion of the material elements of compensation earned during 2009 by the Company's Named Executive Officers listed in the Summary Compensation Table below: CEO of Alaska Air Group, Inc. William S. Ayer; president of Alaska Airlines, Inc. Bradley D. Tilden; CFO of Alaska Air Group, Inc. Glenn S. Johnson; COO of Alaska Airlines, Inc. Benito Minicucci; and Jeffrey D. Pinneo, CEO of operating subsidiary Horizon Air Industries, Inc.

The structure of the Company's executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. For Named Executive Officers, a high percentage of total direct compensation is variable and tied to the success of the Company because these are the senior leaders primarily responsible for the overall execution of the Company's strategy. The Company's strategic goals are reflected in its incentive-based executive compensation programs so that executives' interests are aligned with stockholder interests. Executive compensation is designed to be internally equitable, reflective of the business challenges facing the Company, and scaled to the industry.

Objectives of our Executive Compensation Program

The objectives of the executive compensation programs, as determined by the Alaska Air Group Board Compensation Committee, are as follows:

- to attract and retain highly qualified executives who share the Company's values and commitment to the Company's strategic plan by designing the total compensation package to be competitive with appropriate reference points;
- to motivate executives to provide excellent leadership and achieve Company goals by linking incentive pay to the achievement of specific goals as reflected in the Performance-Based Pay plan and the Company's strategic plan;
- to align the interests of executives, employees, and stockholders by tying a large portion of our executives' total direct compensation (base salary, short-term incentive pay, and equity awards) to the achievement of objective goals related to the Company's safety record, cost structure, customer satisfaction, and profitability; and
- to provide executives with reasonable security to motivate them to continue employment with the Company and achieve goals that will help the Company remain competitive and thrive in the long term.

How Executive Compensation is Determined

The Role of the Compensation Committee and Consultants

The Compensation Committee determines and approves the Named Executive Officers' compensation. The Committee's current compensation consultant is Mercer Consulting, LLP. With respect to 2009 executive compensation, the Committee consulted with Grant Thornton LLP for advice regarding trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to variable pay, proportion of annual cash pay to long-term incentive pay), and setting compensation levels. When determining executive compensation, the Committee considers input from a variety of sources and also several other factors described below.

How the Elements of our Executive Compensation Program were Selected

The Compensation Committee conducts periodic reviews of the Company's executive compensation to ensure that it is structured to satisfy the Committee's objectives. The Committee considers how each component of compensation motivates executives to help the Company achieve its performance goals and how it promotes retention of executives who share the Company's values. The compensation structure is designed to promote initiative, resourcefulness and teamwork by key employees whose performance and responsibilities directly affect the performance of the business.

The Committee uses both fixed compensation and variable performance-based compensation to achieve a balanced program that is competitive and provides appropriate incentives. Base salaries, benefits, perquisites, retirement benefits, and change in control benefits are intended to attract and retain highly qualified executives and are paid out on a short-term or current basis. Annual incentives and long-term equity-based incentives are intended to motivate executives to achieve specific performance objectives.

The Committee believes that this mix of short-term and longer-term compensation allows it to achieve dual goals of attracting and retaining highly qualified executives and providing meaningful performance incentives for those executives.

Executive Pay Mix and the Emphasis on Variable Pay

The Compensation Committee believes that emphasis on variable compensation at the senior executive levels of the Company is a key element in achieving a pay-for-performance culture, aligning management's interests with those of the Company's stockholders. At the same time, the Committee believes that the plans provide meaningful incentives for executives while balancing risk and appropriate reward. The Committee, when determining executive pay, ensures that compensation is closely aligned with the overall strategy of the Company, with superior performance and stockholder return as the ultimate motivation.

Total direct compensation for a Named Executive Officer is tailored to place a substantial emphasis on pay that is tied to performance objectives. Excluding special equity awards, for 2009, the Committee approved target-level compensation for Mr. Ayer that is 83% variable and tied to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is on average 76% variable.

Total Direct Compensation of Chief Executive Officer


17% Base Pay
83% Variable Pay

Total Direct Compensation of Other Named Executive Officers


24% Base Pay
76% Variable Pay

The Use of Benchmarking

Periodically, the Committee reviews and analyzes total direct compensation at the executive level. In 2007, the last review of data relevant to 2009 compensation, the analysis included the use of "benchmarking" to provide a review of total direct compensation as compared to market data. For this purpose, the Committee considered air carrier peer group data as well as general industry data. The data was weighted two-thirds airline and one-third general industry to identify a "market consensus" compensation level for each executive position. For the analysis of market consensus, the Committee applied a greater focus on peer group air carriers because these are the primary companies that compete with the Company for key talent, customers, and stockholder investment. Peer group air carrier companies also receive greater emphasis because in the airline industry the vast majority of the Company's employees are unionized and have pay that is often compared to industry peers. Prior to a review in 2010, the peer group consisted of Air Tran Holdings, AMR Corporation, Continental Airlines Inc., Delta Air Lines Inc., Frontier Airline Holdings, JetBlue Airways Corporation, Southwest Airlines Corporation, UAL Corporation and US Airways Group Inc. For the 2010 compensation review, the peer group has been updated. Please see the "2010 Compensation Changes" section below for further discussion.

The Application of Internal Equity Considerations

The Committee believes that the appropriate way to compensate Named Executive Officers is to consider many principles of compensation, including internal equity. The Committee recognizes that CEO compensation at many publicly traded companies in the United States dramatically increased over a short period of time and that compensation data is susceptible to ratcheting effects resulting from external comparisons. This leads the Committee, with the CEO's full support, to not solely accept "benchmarking" data to set compensation levels. Thus, while the Committee has considered peer group data as described above, it has also applied other compensation principles, most notably internal equity, when determining CEO compensation. At current levels, the CEO's total direct compensation represents approximately two times that of the Executive Vice President level, and approximately four times that of the Vice President level. By considering internal equity, the Committee believes that the resulting data points link CEO and employee pay, and are more reliable and more insulated from external ratcheting effects.

The Use of Tally Sheets

Annually, the Committee reviews tally sheets that show each element of compensation for Named Executive Officers. Base salaries, benefit values, incentive plan payments, equity awards, equity exercises, perquisites, and retirement benefits are included on tally sheets. The Company's corporate affairs and human resources departments prepare the tally sheets. To date, the Committee's use of tally sheets has provided verification that executive compensation is internally equitable and proportioned according to the Committee's expectations with regard to executive compensation.

The Use of Performance Measures

The Committee uses objective performance goals in the "Performance-Based Pay" annual incentive plan. The Committee also uses performance measures in long-term equity awards by utilizing restricted stock unit, stock option, and performance stock unit awards. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels by setting goals that are tied to the Company's strategic plan and by linking executives' compensation to long-term stockholder gain. All non-union employees and most union groups at the Company participate in the Performance-Based Pay plan. The Committee believes this motivates all employees to achieve the same goals and ensures that the targets are the focus of all employees across the Company.

Current Executive Pay Elements

Base Pay

In general, for Named Executive Officers, the Committee targets base salary levels in the 25th percentile based on market consensus data identified in the review described above. The Committee assesses each executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the individual's skills, the individual's influence on long-term Company strategies and success, the individual's leadership performance, and internal equity considerations.

At the initiation of Mr. Ayer, the Committee accepted that his base salary for 2009 remain at the same level it had for the past four years, and lower than it had been in the three years prior to that. The Committee believes that Mr. Ayer's leadership in this matter has been invaluable in defining and re-affirming the Company's core values and employee commitment to the strategic plan. In 2009, Mr. Ayer's base salary was in the bottom quartile compared to the most recent information reviewed from the peer group. The chart below depicts CEO base salaries at airline peer group companies.

CEO Base Pay Comparisons (Airlines)

2006 – 2009* Base Salary	
Alaska Air Group, Inc.	$360,000
Base Salary (Air Group peers)**	
Air Tran Holdings	$500,000
AMR Corporation	$666,348
Continental Airlines, Inc.***	$296,875
Delta Air Lines, Inc.	$600,000
Frontier Airline Holdings**	$268,598
JetBlue Airways Corporation	$372,917
Southwest Airlines Corporation	$441,121
UAL Corporation	$850,000
US Airways Group, Inc.	$550,000
Average Base Salary (Air Group peers)	**$505,095**

* Although his stated base salary approved by the Committee is $360,000 for 2009, Mr. Ayer's actual earnings in 2009 were $373,846 because of the timing of pay periods, resulting in 27 payments in 2009 compared to 26 payments in a normal fiscal year. This timing event impacted all management employees in 2009.

** Amounts are derived from most recent compensation data available as of the date of this proxy statement. In most cases, this is the 2008 base salary as reported in the respective company's 2009 proxy statement, except for Frontier, which represents salary for the fiscal year ended March 31, 2009.

*** The full-year salary for Mr. Kellner of Continental Airlines in 2008 was $712,500, although he voluntarily waived his salary for the period June 1, 2008 through December 31, 2008, representing a waiver of $415,625.

The Committee believes that 25th percentile base salary levels for the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met, are appropriate. With respect to 2009 compensation, the base salary levels of the other Named Executive Officers averaged in the 25th percentile when last reviewed.

Performance-Based Annual Pay

The Company's Named Executive Officers are eligible to earn annual incentive pay under the Performance-Based Pay plan, which is intended to motivate the executives to achieve specific Company goals. The majority of the Company's employees now participate in the Performance-Based Pay plan. The Committee aligns executive compensation with the Company's strategic plan by choosing a target level performance for the Performance-Based Pay plan that is consistent with the Company's strategic plan goals.

Each participant in the Performance-Based Pay plan is assigned a target participation level, expressed as a percentage of the participant's base salary. For the Named Executive Officers, the 2009 target participation levels are as follows:

Performance-Based Pay Plan Participation

Name	Target Participation as % of Base Salary
William S. Ayer	100%
Bradley D. Tilden	75%
Glenn S. Johnson	75%
Benito Minicucci	75%
Jeffrey D. Pinneo	75%

Incentive award payments may range from zero to 200% of the Named Executive Officers' target based on the achievement of the objective performance standards set by the Compensation Committee at the beginning of each year. For 2009, the Performance-Based Pay Plan metrics were set as follows:

Performance-Based Pay Metrics

Goal	Weight	Threshold		Target		Maximum	
		Alaska	Horizon	Alaska	Horizon	Alaska	Horizon
Operational Performance							
• Safety lost-time injuries per 100 full-time employees	10%	4.44 or fewer	3.69 or fewer	4.22 or fewer	3.51 or fewer	4.00 or fewer	3.32 or fewer
• Employee Engagement (as measured by the number of months we exceed our monthly customer satisfaction goal)	10%	3 months		6 months		9 months	
• CASM ex fuel and special items (cost per available seat mile)	10%	8.10¢	15.34¢	8.00¢	15.14¢	7.80¢	14.84¢
AAG Profitability							
Adjusted Pre-tax Profit	**70%**	**$75 million**		**$100 million**		**$200 million**	

Target performance is set according to measures that will keep the Company on course for achieving goals consistent with the strategic plan. Maximum targets are intended to set goals for superior performance. Threshold goals are set to improve year-over-year performance. The 2009 Alaska Air Group profitability target was established by identifying the level of profitability achieved with a 3% adjusted pre-tax profit margin. The Safety and Employee Engagement metrics were set to drive continuous improvement on those measures. The CASM, excluding fuel and special items metric was similarly chosen to promote the Company's progress on its strategic plan. The modifiers were selected to align with each subsidiary's operational performance goals measured by on-time performance.

For 2009, a modifier was added to the Performance-Based Pay plan that results in plus or minus ten percentage points based on the number of months that each subsidiary's on-time performance goal was reached or exceeded. The metrics are detailed below:

Modifier to Performance-Based Pay Metrics

Number of Months Achieve Performance Goal													
Modifier	**-10 pts**	**-10 pts**	**-8 pts**	**-6 pts**	**-4 pts**	**-2 pts**	**No Adj.**	**+2 pts**	**+4 pts**	**+6 pts**	**+8 pts**	**+10 pts**	**+10 pts**
	0	1	2	3	4	5	6	7	8	9	10	11	12

Historically, the Performance-Based Pay plan has paid out as follows:


History of Performance-Based Pay
200%
150%
100%
50%
0%
46%
61%
106%
108%
149.7%
149.6%
21.2%
20%
51.9%
44.3%
166%
182.7%
Alaska average – 90%
Horizon average – 94%
2004 Alaska
2004 Horizon
2005 Alaska
2005 Horizon
2006 Alaska
2006 Horizon
2007 Alaska
2007 Horizon
2008 Alaska
2008 Horizon
2009 Alaska
2009 Horizon
% of Target

In addition, all of the Company's employees, including the executive officers, participate in a separate incentive plan called Operational Performance Rewards, which pays a monthly incentive payment of an equal amount to all employees when particular operational performance targets are met. Awards are based on operational performance and customer satisfaction, and the maximum annual payout for each employee is $1,200.

Long-Term Equity-Based Pay

An important element of executive compensation program is long-term equity-based incentive awards, which link executive pay to stockholder value. Long-term equity incentives are awarded annually and are primarily intended to align Named Executive Officers' long-term interests with stockholders' long-term interests, although the Committee believes that by promoting stock ownership by executives, they also play a role in helping the Company to attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

Stock Options: The Company makes a portion of its long-term incentive grants to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of the Company's common stock on the grant date. Thus, the Named Executive Officers will only realize value on their stock options if Air Group stockholders realize value on their shares. The stock options also function as a retention incentive for executives as they vest ratably over the four-year period after the date of grant.

Restricted Stock Units: The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. Subject to the executive's continued employment with the Company, the restricted stock units vest on the third anniversary of the date they are granted and, upon vesting, are paid in shares of Alaska Air Group common stock. Thus, the units are designed to link executives' interests with those of Air Group's stockholders (as the units' value is based on the value of Air Group common stock) and to provide a long-term retention incentive through the vesting period.

Performance Stock Units: In 2007 and 2008, the Company granted the Named Executive Officers performance stock units as part of the long-term equity-based incentive program. The stock units will vest only if the Company achieves a pre-determined average pre-tax profit margin over the course of three years. No performance stock units were granted in 2009.

Equity Guidelines: The Committee considers and generally follows equity grant guidelines that are modeled according to the total direct compensation levels and pay mix described above. Target equity grants, when combined with all other compensation elements, are designed to achieve total direct compensation at the 50th percentile of market consensus for Named Executive Officers. Named Executive Officers' equity grants may be adjusted above or below target based on:

- the individual's contribution to the success of the Company's financial performance;
- internal equity;
- the individual's performance of his job responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

For 2009, the guidelines applied to the Named Executive Officers are noted in the table below:

Equity Guidelines

Name	Equity Target as % of Base Pay	Equity Mix	
		Stock Options	Restricted Stock Units
William S. Ayer	300%	50%	50%
Bradley D. Tilden	225%	50%	50%
Glenn S. Johnson	200%	50%	50%
Benito Minicucci	200%	50%	50%
Jeffrey D. Pinneo	200%	50%	50%

Special Equity Awards: In 2009, the Committee granted Mr. Ayer a retention award in the form of stock options and restricted stock units. These awards have a term of ten years and will vest on the third anniversary of the grant date. These awards are not subject to accelerated vesting upon retirement or separation from the Company.

Stock Ownership Guidelines

In 2009, the Company adopted stock ownership guidelines for elected officers. Under the guidelines, elected officers are strongly encouraged to hold Company stock having a value of one year's base salary. The Committee reviews executive ownership annually.

Perquisites and Personal Benefits

Beginning in 2008, an annual amount equal to 12% of base salary is paid to each Named Executive Officer in lieu of all perquisites except for travel, life insurance, health exams, accidental death and dismemberment insurance, and Alaska Airlines Boardroom membership. Pursuant to the terms of a long-standing agreement with certain executives involved in a merger in the 1980s, the Company will provide lifetime travel to Mr. Ayer as part of his retirement.

Retirement Benefits/Deferred Compensation

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and the Company's 401(k) plans are tax-qualified retirement plans that the Named Executive Officers participate in on substantially the same terms as other participating employees. Due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Salaried Retirement Plan are required to be limited. An unfunded defined benefit plan, the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), provides make up benefits plus supplemental retirement benefits.

The Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments under the Company's Nonqualified Deferred Compensation Plan. The Company believes that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred.

Please see the "2009 Pension Benefits" and "2009 Nonqualified Deferred Compensation" tables and information following them for a description of these plans.

Agreements Regarding Change in Control and Termination

The Company does not have employment agreements in place with the Named Executive Officers, although it does have change in control agreements with them.

The Company has entered into change in control agreements because it believes that the occurrence, or potential occurrence, of a change in control transaction would create uncertainty and disruption during a critical transaction time for the Company. The payment of cash severance benefits is triggered only if two conditions are met: (1) actual or constructive termination of employment and (2) a change in control transaction, because the Company believes that Named Executive Officers should be entitled to receive cash severance benefits only if both conditions are met. Once the change in control event commences, the Named Executive Officer's severance and benefits payable under the contract begins to diminish with time, until ultimate expiration of the agreement 36 months later.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid to its CEO and certain other executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Company strives whenever possible to structure its compensation plans such that they are tax deductible, and it believes that a substantial portion of compensation paid under its current program (including the annual incentives and stock option grants described above) satisfies the requirements under Section 162(m). However, the Company reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2008, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

2010 Compensation Changes

For 2010, the Committee has made several changes to how it determines compensation for the Named Executive Officers. The peer group has been updated and consists of Air Tran Holdings, AMR Corporation, Continental Airlines, Delta Air Lines, ExpressJet, JetBlue Airways, Hawaiian Holdings, Mesa Air Group, Republic Airways Holdings, SkyWest, Southwest Airlines, United Airlines, and US Airways Group. For the 2010 compensation review, the Committee relied only upon air carrier peer group data for the Named Executive Officers and not general industry data of companies with similar revenues as it has in past years.

For 2010, the Committee retained Mercer Consulting LLP (Mercer) as its compensation consultant. Mercer provides other services to the Company, primarily actuarial services related to our pension and post-retirement benefit plans.

In 2010, the Committee granted performance stock units to the Named Executive Officers that will vest only if the Company's Total Shareholder Return, as defined in the agreement, ranks a certain level among its peers over a three-year period.

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by the NYSE listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2009 Annual Report on Form 10-K on file with the SEC.

Compensation Committee of the Board of Directors

Phyllis J. Campbell, Chair
Jessie J. Knight, Jr., member
Dennis F. Madsen, member

(1) SEC filings sometimes "incorporate information by reference." This means the Company is referring you to information that has previously been filed with the SEC and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of 2009. No member of the Compensation Committee during 2009 is or has been a former or current executive officer or employee of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the fiscal year ended December 31, 2009.

2009 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of the CEO, the CFO and the three other most highly compensated executive officers for services rendered during 2009. These individuals are referred to as "Named Executive Officers" in this Proxy Statement.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
William S. Ayer	2009	373,846	0	1,549,782	1,675,171	621,585	271,949	78,424	4,570,757
Chairman, President,	2008	360,000	0	927,100	646,441	186,840	194,473	68,155	2,383,009
and CEO	2007	360,000	0	672,745	500,126	76,320	29,644	47,508	1,686,343
Bradley D. Tilden(5)	2009	353,074	0	544,145	590,016	440,577	250,643	81,315	2,259,770
President (Alaska	2008	278,538	0	489,322	335,464	108,421	57,324	55,181	1,324,250
Airlines)	2007	260,000	0	368,510	363,881	41,340	171,291	43,754	1,248,776
Glenn S. Johnson(6)	2009	311,537	0	388,651	419,948	388,863	417,941	61,656	1,988,596
Executive Vice	2008	277,462	0	393,107	268,126	108,002	637,129	49,556	1,733,382
President/Finance	2007	251,135	0	93,414	227,145	35,471	94,893	45,599	747,657
and CFO									
Benito Minicucci(7) Executive Vice President/ Operations and COO (Alaska Airlines)	2009	259,610	0	305,916	333,248	324,215	18,487	64,642	1,306,118
Jeffrey D. Pinneo(8)	2009	247,558	0	234,260	252,036	340,366	176,615	71,032	1,321,867
President and CEO	2008	237,000	0	335,378	226,499	78,032	150,068	63,103	1,090,080
(Horizon Air	2007	237,000	0	295,665	218,542	35,550	803,632	52,094	1,642,483
Industries)									

(1) The amounts reported in Columns (e) and (f) of the Summary Compensation Table above reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements (disregarding any estimate of forfeitures related to service-based vesting conditions). No stock awards or option awards granted to Named Executive Officers were forfeited in any of the three years presented. For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2009 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted in 2009 to the Named Executive Officers for 2009, please see the discussion under "Grants of Plan-Based Awards" below. In 2007 and 2008, the Committee also granted Performance Stock Units to the Named Executive Officers that vest based on the Company's achievement of pre-established performance goals for the adjusted pre-tax profit margin over a three-year period as described in the "Compensation Discussion and Analysis" above. Column (e) above reflects the fair value of these awards on the grant date based on the probable outcome of the performance conditions at that time, which was the target award. The following table depicts the grants of Performance Stock Units to the Named Executive Officers in 2007 and 2008 and the number of units expected to vest as of December 31, 2009:

Name	Grant Date (b)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold	Target	Maximum	Number of Units Expected to Vest as of December 31, 2009
William S. Ayer	1/31/07	2,625	10,500	22,100	0
	2/8/08	5,525	22,100	44,200	5,525
Bradley D. Tilden	1/31/07	1,350	5,400	10,800	0
	2/8/08	2,875	11,500	23,000	2,875
Glenn S. Johnson	1/31/07	273	1,090	2,180	0
	2/8/08	2,300	9,200	18,400	2,300
Benito Minicucci	1/31/07	125	500	1,000	0
	2/8/08	283	1,130	2,260	283
Jeffrey D. Pinneo	1/31/07	1,150	4,600	9,200	0
	2/8/08	1,950	7,800	15,600	1,950

(2) Non-Equity Incentive Plan Compensation is Performance-Based Pay Plan compensation and Operational Performance Rewards, further described in the "Compensation Discussion and Analysis" section above.

(3) The amount reported in Column (h) of the Summary Compensation Table above reflects the year-over-year change in present value of accumulated benefits determined as of December 31 of each year for the Retirement Plan for Salaried Employees and the Officers Supplementary Retirement Plan as well as earnings on each Named Executive Officer's account under the Nonqualified Deferred Compensation Plan. For Mr. Minicucci, the amount represents Company contributions to the Officers Supplementary Retirement Plan defined-contribution plan in lieu of the defined-benefit plan.

(4) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table. For Column (i), each perquisite and other personal benefit is included in the total and identified and, if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and other benefits for that officer, is quantified in the table below. All reimbursements of taxes with respect to perquisites and other benefits are identified and quantified. Tax reimbursements are provided for travel privileges unique to the airline industry. Also included in the total for Column (i) are: the Company's incremental cost of providing flight benefits; Alaska Airlines Board Room membership; annual physical; accidental death and dismemberment insurance premiums; and perquisite allowance. By providing positive-space travel without tax consequences to Named Executive Officers, we are able to deliver a highly valued benefit at a low cost to the Company. In addition, we believe that this benefit provides the opportunity for Named Executive Officers to connect with the Company's frontline employees.

Name	Company Contribution to 401(k) Account	Term Life Insurance Premiums (and Taxes Paid)	Medical Insurance Premiums	Perquisite Allowance	Travel Taxes Paid	Other
William S. Ayer	$ 7,350	$1,223($704)	$10,856	$44,862	$11,784	$1,645
Bradley D. Tilden	$ 7,350	$611($351)	$10,856	$42,369	$17,107	$2,671
Glenn S. Johnson	$ 7,350	$862($496)	$8,048	$37,385	$ 6,259	$1,256
Benito Minicucci	$14,700	$321($183)	$10,856	$31,154	$ 5,917	$1,511
Jeffrey D. Pinneo	$16,500	$690($396)	$9,343	$30,856	$10,589	$2,658

(5) Mr. Tilden was elected President of Alaska Airlines, Inc. in December 2008. His base salary is $340,000 effective December 4, 2008.

(6) Mr. Johnson was elected Executive Vice President/Finance and CFO of Alaska Air Group, Inc. in December 2008. His base salary is $300,000 effective December 4, 2008. In 2008, Mr. Johnson became partially vested under the Supplementary Retirement Plan, and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, $574,992 is included in the Summary Compensation Table in Column (h) as the Change in Pension Value and is attributable to Mr. Johnson's vesting and service accruals under the Supplementary Retirement Plan during 2008. The Supplementary Retirement Plan and the nonqualified benefits are payable over the long term after Mr. Johnson retires from the Company.

(7) Mr. Minicucci was elected Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc. in December 2008 and was not a Named Executive Officer prior to 2009. As such, only Mr. Minicucci's 2009 compensation data is included.

(8) In 2007, Mr. Pinneo became partially vested under the Supplementary Retirement Plan, and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, $802,627 is included in the Summary Compensation Table in Column (h) as the Change in Pension Value and is attributable to Mr. Pinneo's vesting and service accruals under the Supplementary Retirement Plan during 2007. This accrual also includes Mr. Pinneo's nonqualified benefits described in the paragraph below. The Supplementary Retirement Plan and the nonqualified benefits are payable over the long-term after Mr. Pinneo retires from the Company.

When Mr. Pinneo was elected President and CEO of Horizon Air in 2002, he was 100% vested under the Salaried Retirement Plan on account of prior service at Alaska. At that time, Horizon Air, which does not have a plan similar to the Salaried Retirement Plan, agreed to supplement his benefits to ensure that his retirement benefit will be equivalent to what he would have received had he been participating in the Salaried Retirement Plan during his tenure as President and CEO of Horizon Air.

2009 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2009. Each of the equity-based awards reported in the table below was granted under our 2008 Performance Incentive Plan (2008 Plan).

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date (b)	Thres-hold ($) (c)	Target ($) (d)	Maximum ($) (e)	Thres-hold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($)(1) (l)
William S. Ayer	1/29/09	0	0	0	0	0	0	24,125	51,300	27.56	1,383,188
	1/29/09(2)	0	0	0	0	0	0	32,108	68,338	27.56	1,841,765
	N/A	93,462	373,846	747,692	0	0	0	0	0	0	0
Bradley D. Tilden	1/29/09	0	0	0	0	0	0	19,744	42,138	27.56	1,134,161
	N/A	66,201	264,806	529,611	0	0	0	0	0	0	0
Glenn S. Johnson	1/29/09	0	0	0	0	0	0	14,102	29,992	27.56	808,599
	N/A	58,413	233,653	467,306	0	0	0	0	0	0	0
Benito Minicucci	1/29/09	0	0	0	0	0	0	11,100	23,800	27.56	639,164
	N/A	48,679	194,708	389,415	0	0	0	0	0	0	0
Jeffrey D. Pinneo	1/29/09	0	0	0	0	0	0	8,500	18,000	27.56	486,296
	N/A	46,417	185,669	371,337	0	0	0	0	0	0	0

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2009 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) The Committee granted a special retention award in the form of restricted stock units and option awards to Mr. Ayer in 2009 that vest on the third anniversary of the date of grant. These awards were granted in addition to his annual compensation equity awards. These awards are not subject to accelerated vesting upon retirement or other termination from the Company.

Description of Equity-Based Awards

Each of the equity-based awards reported in the Grants of Plan-Based Awards Table was granted under, and is subject to, the terms of the 2008 Plan, which is administered by the Compensation Committee. The Committee has authority to interpret the plan provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provisions to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Unless otherwise provided by the Committee, awards granted under the plans are generally only transferable to a beneficiary of a Named Executive Officer upon his death.

Options

Each option reported in Column (j) of the table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, and in accordance with the terms of the 2008 Plan and our option grant practices, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date in Column (k).

Each option granted to the Named Executive Officers in 2009 is subject to a four-year vesting schedule, with 25% of the options vesting on each of the first four anniversaries of the grant date. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to the Named Executive Officers in 2009 has a term of ten years. If a Named Executive Officer's employment terminates for any reason other than due to his death, disability or retirement, the unvested portion of the options will immediately terminate. If the Named Executive Officer's employment is terminated as a result of the officer's death or disability, the options will immediately vest and become exercisable. If the Named Executive Officer's employment is terminated as a result of the officer's retirement, the options, other than Mr. Ayer's retention awards, will continue to vest and become exercisable over the three-year period following the retirement date (subject to earlier termination at the end of the option's stated term). For these purposes, "retirement" generally means a termination of employment on or after attaining age 60, attaining age 55 with at least five years of service with the Company, or becoming entitled to commence benefits under a Company-sponsored defined benefit plan in which the officer participates (with at least 10 years service). Unless otherwise provided by the Board of Directors, if there is a change in control of the Company, the options will generally become fully vested and exercisable.

The options granted to Named Executive Officers during 2009 do not include any dividend rights.

Restricted Stock Units

Column (i) of the table above reports awards of restricted stock units granted to the Named Executive Officers for 2009. Each restricted stock unit represents a contractual right upon vesting to receive one share of our common stock. Restricted stock units granted to the Named Executive Officers for 2009 will vest in one installment on the third anniversary of the grant date, provided that the officer continues to be employed with the Company through that date. However, the restricted stock units will become fully vested if the Named Executive Officer's employment terminates due to the officer's death or disability. If the Named

Executive Officer's employment terminates due to the officer's retirement, the restricted stock units, other than Mr. Ayer's retention awards, will vest upon the retirement date. (See the description of "Options" above for the definition of "retirement.") Unless otherwise provided by the Board of Directors, the restricted stock units will also generally become fully vested upon a change in control of the Company.

The restricted stock units granted to Named Executive Officers during 2009 do not include any dividend rights.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table presents information regarding the outstanding equity awards held by each of the Named Executive Officers as of December 31, 2009, including the vesting dates for the portions of these awards that had not vested as of that date.

	Option Awards					Stock Awards			
Name (a)	Option Grant/ Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
William S. Ayer	1/30/01	41,900	0	31.80	1/30/11	0	0	0	0
	11/12/01	39,000	0	25.20	11/12/11	0	0	0	0
	1/30/02	75,000	0	30.89	1/30/12	0	0	0	0
	5/31/02	75,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	55,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	30,700	0	26.10	3/1/14	0	0	0	0
	11/17/04	20,000	0	28.85	11/17/14	0	0	0	0
	8/30/05	46,100	0	32.96	8/30/15	0	0	0	0
	9/13/06	27,975	9,325(2)	37.96	9/13/16	0	0	0	0
	1/31/07	11,900	11,900(3)	42.85	1/31/17	5,200(3)	179,712	0	0
	2/8/08	13,200	39,600(7)	27.49	2/8/18	11,625(7)	401,760	22,100(8)	763,776
	1/29/09	0	51,300(11)	27.56	1/29/2019	24,125(11)	833,760	0	0
	1/29/09	0	68,338(12)	27.56	1/29/2019	32,108(12)	1,109,652	0	0
Totals:		435,775	180,463			73,058	2,524,884	22,100	763,776
Bradley D. Tilden	1/30/01	13,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	15,600	0	25.20	11/12/11	0	0	0	0
	5/31/02	30,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	15,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	12,900	0	26.10	3/1/14	0	0	0	0
	8/30/05	12,900	0	32.96	8/30/15	0	0	0	0
	9/13/06	8,662	2,888(2)	37.96	9/13/16	0	0	0	0
	1/31/07	6,150	6,150(3)	42.85	1/31/17	3,200(3)	110,592	0	0
	6/14/07	3,850	3,850(4)	27.40	6/14/17	0	0	0	0
	2/8/08	6,850	20,550(7)	27.49	2/8/18	6,300(7)	217,728	11,500(8)	397,440
	1/29/09	0	42,138(11)	27.56	1/29/2019	19,744(11)	682,353	0	0
Totals:		124,912	75,576			29,244	1,010,673	11,500	397,440

	Option Awards					Stock Awards			
Name (a)	Option Grant/ Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
Glenn S. Johnson	1/30/01	6,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	5,700	0	25.20	11/12/11	0	0	0	0
	5/31/02	7,500	0	27.85	5/31/12	0	0	0	0
	2/11/03	7,200	0	18.76	2/11/13	0	0	0	0
	7/16/03	14,600	0	22.84	7/16/13	0	0	0	0
	3/1/04	7,000	0	26.10	3/1/14	0	0	0	0
	8/30/05	7,000	0	32.96	8/30/15	0	0	0	0
	9/13/06	4,222	1,408(2)	37.96	9/13/16	0	0	0	0
	1/31/07	2,490	2,490(3)	42.85	1/31/17	1,090(3)	37,670	0	0
	6/14/07	4,474	4,474(4)	27.40	6/14/17	0	0	0	0
	2/8/08	5,475	16,425(7)	27.49	2/8/18	5,100(7)	176,256	9,200(8)	317,952
	1/29/09	0	29,992(11)	27.56	1/29/19	14,102(11)	487,365	0	0
Totals:		71,661	54,789			20,292	701,291	9,200	317,952
Benito Minicucci	8/30/05	2,775	0	32.96	8/30/15	0	0	0	0
	9/13/06	1,942	648(2)	37.96	9/13/16	0	0	0	0
	1/31/07	1,130	1,130(3)	42.85	1/31/17	500(3)	17,280	0	0
	9/19/07	564	564(5)	25.23	9/19/17	0	0	0	0
	11/6/07	0	1,639(6)	23.36	11/6/17	0	0	0	0
	2/8/08	1,335	4,005(7)	27.49	2/8/18	1,630(7)	56,333	9,200(8)	317,952
	6/12/08	0	2,870(9)	17.88	6/12/08	4,890(9)	168,998	0	0
	12/4/08	0	0	n/a	n/a	20,000(10)	691,200	0	0
	1/29/09	0	23,800(11)	27.56	1/29/19	11,100(11)	383,616	0	0
Totals:		7,746	34,656			38,120	1,317,427	9,200	317,952
Jeffrey D. Pinneo	1/30/01	6,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	2,700	0	25.20	11/12/11	0	0	0	0
	5/31/02	30,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	12,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	10,800	0	26.10	3/1/14	0	0	0	0
	8/30/05	10,800	0	32.96	8/30/15	0	0	0	0
	9/13/06	7,335	2,445(2)	37.96	9/13/16	0	0	0	0
	1/31/07	5,200	5,200(3)	42.85	1/31/17	2,300(3)	79,488	0	0
	2/8/08	4,625	13,875(7)	27.49	2/8/18	4,400(7)	152,064	7,800(8)	269,568
	1/29/09	0	18,000(11)	27.56	1/29/19	8,500(11)	293,760	0	0
Totals:		89,460	39,520			15,200	525,312	7,800	269,568

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) and Column (i), respectively, by $34.56 (the closing price of our common stock on the last trading day of fiscal 2009).

(2) The unvested options under the 9/13/06 grant will become fully vested on 9/13/10.

(3) The RSUs awarded on 1/31/07 became fully vested on 1/31/10. The unvested options under the 1/31/07 grant will become vested as follows: Mr. Ayer — 5,950 on 1/31/10 and 5,950 on 1/31/11; Mr. Tilden — 3,075 on 1/31/10 and 3,075 on 1/31/11; Mr. Johnson — 1,245 on 1/31/10 and 1,245 on 1/31/11; Mr. Minicucci — 565 on 1/31/10 and 565 on 1/31/11; and Mr. Pinneo — 2,600 on 1/31/10 and 2,600 on 1/31/11.

(4) The unvested options under the 6/14/07 grant will become vested as follows: Mr. Tilden — 1,925 on 6/14/10 and 1,925 on 6/14/11; and Mr. Johnson — 2,237 on 6/14/10 and 2,237 on 6/14/11.

(5) Mr. Minicucci's unvested options under the 9/19/07 grant will become vested as follows: 282 on 9/19/10 and 282 on 9/19/11.

(6) Mr. Minicucci's unvested options under the 11/6/07 grant will become vested as follows: 819 on 11/6/10 and 820 on 11/6/11.

(7) The RSUs awarded on 2/8/08 will become fully vested on 2/8/2011. The unvested options under the 2/8/08 grant will become vested as follows: Mr. Ayer — 13,200 on 2/28/10, 13,200 on 2/8/11, and 13,200 on 2/8/12; Mr. Tilden — 6,850 on 2/8/10, 6,850 on 2/8/11, and 6,850 on 2/8/12; Mr. Johnson — 5,475 on 2/8/10, 5,475 on 2/8/11, and 5,475 on 2/8/12; Mr. Minicucci — 1,335 on 2/8/10, 1,335 on 2/8/11, and 1,335 on 2/8/12; and Mr. Pinneo — 4,625 on 2/8/10, 4,625 on 2/8/11, and 4,625 on 2/8/12.

(8) The performance stock units reported in Column (i) are eligible to vest based on the Company's performance over a three-year period as described in the "Compensation Discussion and Analysis" section above and in footnote (1) to the Summary Compensation Table above. The 2007 performance stock units were cancelled unvested subsequent to year-end and are not included in this table.
(9) Mr. Minicucci's unvested RSUs awarded on 6/12/08 will become fully vested on 6/12/11. The unvested options awarded on 6/12/08 will become vested as follows: 956 on 6/12/10, 957 on 6/12/10, and 957 on 6/12/11.
(10) Mr. Minicucci's unvested RSUs awarded on 12/4/08 will become fully vested on 12/4/11.
(11) The RSUs awarded on 1/29/09 will become fully vested on 1/29/12. The unvested options under the 1/29/09 grant will become vested as follows: Mr. Ayer — 12,825 on 1/29/10, 12,825 on 1/29/11, 12,825 on 1/29/12, and 12,825 on 1/29/13; Mr. Tilden — 10,534 on 1/29/10, 10,534 on 1/29/11, 10,535 on 1/29/12, and 10,535 on 1/29/13; Mr. Johnson — 7,498 on 1/29/10, 7,498 on 1/29/11, 7,498 on 1/29/12, and 7,498 on 1/29/13; Mr. Minicucci — 5,950 on 1/29/10, 5,950 on 1/29/11, 5,950 on 1/29/12, and 5,950 on 1/29/13; and Mr. Pinneo — 4,500 on 1/29/10, 4,500 on 1/29/11, 4,500 on 1/29/12, and 4,500 on 1/29/13.
(12) The additional awards granted to Mr. Ayer on 1/29/09 represent a retention award as described in the "Compensation Discussion and Analysis" above. Both the RSUs and the options awarded under this retention grant will fully vest on the third anniversary of the grant date, or 1/29/12.

EQUITY COMPENSATION PLAN INFORMATION

The Company currently maintains four equity compensation plans that have been approved by the Company's stockholders: the 2008 Performance Incentive Plan (the "2008 PIP"), the 2004 Long-Term Incentive Equity Plan (the "2004 LTIP"), the 1999 Long-Term Incentive Equity Plan (the "99 LTIP") and the 1996 Long-Term Incentive Equity Plan (the "1996 LTIP"). In addition the Company currently maintains the 1997 Non-Officer Long-Term Incentive Equity Plan (the "1997 Plan") which was not approved by the Company's stockholders.

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding options and other rights, the weighted-average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2009.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	2,947,253(1)	$29.46(2)	1,406,393(3)
Equity compensation plans not approved by security holders(4)	203,100	$30.38	N/A
Total	3,257,941	$30.77	1,406,393

(1) Of these shares, 407,340 were subject to options then outstanding under the 2008 PIP and 735,901 were subject to outstanding restricted and deferred stock unit awards granted under the 2008 PIP. In addition, 1,017,817 shares were subject to options then outstanding, 303,319 shares were subject to outstanding restricted and performance stock units granted under the 2004 Plan, 76,652 shares were issued under the 2004 Plan, 648,666 shares were subject to options then outstanding under the 1999 LTIP, and 41,900 shares were subject to options then outstanding under the 1996 LTIP. No new award of grants may be made under the 2004 Plan, the 1999 LTIP or the 1996 LTIP.

(2) This number does not reflect the 735,901 shares and the 303,319 shares that were subject to outstanding stock unit awards granted under the 2008 PIP and the 2004 Plan, respectively.

(3) This number is presented after giving effect to purchases under the ESPP for the purchase period that ended December 31, 2009. Of the aggregate number of shares that remained available for future issuance, 1,390,843 shares were available under the 2008 PIP and 15,550 shares were available under the ESPP.

(4) All of these shares were subject to options then outstanding under the 1997 Plan. No new award of grants may be made under the 1997 Plan.

2009 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2009, and on the vesting during 2009 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
William S. Ayer	40,100	96,681	0	0
Bradley D. Tilden	11,600	29,003	5,300	140,821
Glenn S. Johnson	4,700	6,774	3,610	98,908
Benito Minicucci	4,445	48,771	1,190	31,618
Jeffrey D. Pinneo	4,700	10,575	4,490	119,299

(1) The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

2009 PENSION BENEFITS

Pension and Other Retirement Plans

The Company maintains two primary defined benefit pension plans covering Named Executive Officers, other than Mr. Minicucci. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is the qualified defined-benefit employee retirement plan, and the Named Executive Officers participate in this plan on the same general terms as other eligible employees. The Named Executive Officers, other than Mr. Minicucci, also participate in the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan").

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under the qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credit Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
William S. Ayer	Salaried Retirement Plan	14.308	523,442	0
	Supplementary Retirement Plan	14.398	1,823,459	0
Bradley D. Tilden	Salaried Retirement Plan	18.844	490,137	0
	Supplementary Retirement Plan	10.919	750,266	0
Glenn S. Johnson	Salaried Retirement Plan	15.144	432,200	0
	Supplementary Retirement Plan	6.431	936,285	0
Benito Minicucci(2)	Salaried Retirement Plan	0	0	0
	Supplementary Retirement Plan	0	0	0
Jeffrey D. Pinneo	Salaried Retirement Plan	3.816	22,802	0
	Supplementary Retirement Plan	7.920	1,259,163	0

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2009 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 8 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2009 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) In lieu of participation in the defined-benefit plans, Mr. Minicucci receives an enhanced contribution to the Company's defined-contribution plans. Specifically, in lieu of participation in the qualified defined-benefit pension plan, Mr. Minicucci receives a Company match contribution up to 6% of his eligible wages. In lieu of the Supplementary Retirement defined-benefit plan, Mr. Minicucci participates in the Supplementary Retirement defined-contribution plan, which is further described below.

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003. Each of the Named Executive Officers that participates in the Plan is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten complete calendar years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service (limited to 40 years). Annual benefits are computed on a straight life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2009, this limit was $245,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2009, this limit on annual benefits was $195,000.

Supplementary Retirement Plans

In addition to the benefits described above, the Named Executive Officers, other than Mr. Minicucci, are eligible to receive retirement benefits under the Supplementary Retirement defined-benefit plan. This plan is a non-qualified, unfunded, defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight life annuity basis. In general, the monthly benefit is determined as a percentage (between 50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer. This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement defined-benefit plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement defined-benefit plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement defined-benefit plan.)

Participants in the Supplementary Retirement defined-benefit plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change of control of the Company or upon termination of the participant's employment due to death or disability.

In lieu of the Supplementary Retirement defined-benefit plan, Mr. Minicucci participates in the Company's Supplementary Retirement Plan defined-contribution plan. Under this plan, the Company contributes 10% of the officer's eligible wages, as defined in plan documents, minus the maximum legal Company contribution that the Company made, or could have made, under the Company's qualified defined-contribution plan.

2009 NONQUALIFIED DEFERRED COMPENSATION

Under the Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. There were no deferrals in 2009. The crediting interest rate for amounts deferred in prior years is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Participants under the plan have the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and/or may elect payment in a lump sum or installments.

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified deferred compensation plans during 2009, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2009.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(1) (f)
William S. Ayer	0	0	16,711	28,207	274,896
Bradley D. Tilden	0	0	0	0	0
Glenn S. Johnson	0	0	43,339	83,450	534,592
Benito Minicucci	0	0	0	0	0
Jeffrey D. Pinneo	0	0	(468)	836	6,187

(1) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is required to be included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. However, total earnings for each Named Executive Officer listed in Column (d) above were included as earnings in column (h) of the Summary Compensation Table.

Potential Payments Upon Change in Control and Termination

Under the change in control agreements in place with the Named Executive Officers, if a change of control occurs, a three-year "employment period" would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change in control;
- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay plan incentive or the average of his annual incentive payments for the three years preceding the year in which the change in control occurs;
- continue to accrue age and service credit under our qualified and non-qualified defined benefit retirement plans; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change in control.

If the executive's employment is terminated by the Company without cause or by the executive for "good reason" during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump-sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. (The terms "cause," "good reason" and "change in control" are each defined in the change in control agreements.) In the event that the executive's benefits under the agreement are subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due.

In addition, outstanding and unvested stock options, restricted stock units and the target number of performance stock units would become vested under the terms of our equity plans. In the case of awards granted under the 2004 Long-Term Incentive Equity Plan, unless the Board determined otherwise, the awards would vest upon a change in control irrespective of a termination of employment. Under the 2008 Performance Incentive Plan, awards will not vest unless a termination of employment without cause or for good reason also occurs or an acquirer does not assume outstanding awards. Finally, the executive's unvested benefits under the Supplementary Retirement Plan would vest on a change in control whether or not the executive's employment was terminated. The outstanding equity awards held by the executives as of December 31, 2009 are described above under "Outstanding Equity Awards at Fiscal Year End" and each executive's accrued benefits under our retirement plans are described above under "2009 Pension Benefits."

In the table below, we have estimated the potential cost to us of the payments and benefits each Named Executive Officer would have received if his employment had terminated under the circumstances described above on December 31, 2009. As described above, except for the equity acceleration value, the amount an executive would be entitled to receive would be reduced pro-rata for any period the executive actually worked during the employment period.

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Equity Acceleration(4)	Excise Tax Gross-Up(5)	Total
William S. Ayer	$2,201,538	$ 87,316	$256,488	$3,927,732	$1,404,613	$7,877,687
Bradley D. Tilden	$1,814,418	$1,344,559	$291,231	$1,875,933	$1,399,460	$6,725,601
Glenn S. Johnson	$1,600,959	$ 853,183	$182,211	$1,377,346	$1,198,225	$5,211,924
Benito Minicucci	$1,334,124	$ 99,561	$162,225	$1,901,785	$ 979,652	$4,477,347
Jeffrey D. Pinneo	$1,275,507	$ 605,503	$202,610	$1,018,976	$ 844,271	$3,946,867

(1) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(2) Represents the sum of (a) except in the case of Mr. Minicucci, the actuarial equivalent of an additional three years of age and service credit under our qualified and non-qualified retirement plan using the executive's highest rate of salary during the preceding 12-months prior to a change in control, (b) except in the case of Mr. Minicucci, the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, (c) the matching contribution the executive would have received under our qualified defined contribution plan had the executive continued to contribute the maximum allowable amount during the employment period, and (d) in the case of Mr. Minicucci, the contribution the executive would have received under our nonqualified defined contribution plan had the executive continued to participate in the plan during the employment period.

(3) Represents the estimated cost of (a) 18 months of premiums under our medical, dental and visual programs and (b) three years of continued participation in life, disability, accidental death insurance and other fringe benefit programs.

(4) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock and performance stock unit awards that would vest upon a change of control based on a stock price of $34.56 (the closing price of our stock on the last trading day of fiscal 2009).

(5) For purposes of this calculation, we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change in control.

This calculation is an estimate for proxy disclosure purposes only. Payments on an actual change in control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and reasonable compensation analyses.

John Chevedden has given notice of his intention to present a proposal at the 2010 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, and Mr. Chevedden represents that he has owned no less than 200 shares of the Company's common stock since July 1, 2006. Mr. Chevedden's proposal and supporting statement, as submitted to the Company, appear below in italics.

The Board of Directors opposes adoption of Mr. Chevedden's proposal and asks stockholders to review the Board's response, which follows Mr. Chevedden's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the meeting, and entitled to vote on the proposal, is required to approve this proposal.

STOCKHOLDER PROPOSAL NO. 1
SHAREHOLDER ACTION BY WRITTEN CONSENT

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the extent permitted by law.

Statement of John Chevedden

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder disempowering governance features, including restrictions on shareholders' ability to act by written consent, are significantly correlated to a reduction in shareholder value.

We gave 66%-support to a 2009 shareholder proposal calling for a shareholder right to call a special meeting. This 66%-support even translated into 52%-support from all our shares outstanding.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting: Cumulative Voting (51%-support). We thus had no shareholder right to cumulative voting, and also no shareholder right to call a special meeting, to act by written consent, to an independent chairman or even a lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

Two directors (Marc Langland and Byron Mallott) had 18- to 27-years tenure (independence concern) and represented 50% of our key nomination committee including the chairmanship. This raised concerns about board independence, director recruitment and succession planning. The Alaska Air board was the only the significant directorship for five of our directors. This could indicate a significant lack of current transferable director experience for the majority of our directors: Byron Mallott, Mark Hamilton, Dennis Madsen, Patricia Bedient and Jessie Knight.

The voting figures at our 2007 annual meeting were withheld from shareholders for two months — except for certain privileged shareholders. Only 44% of our CEO's pay was incentive based.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent.

Shareholder Action by Written Consent
Yes on 1

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSAL FOR THE FOLLOWING REASONS:

The Board believes that it is not in the best interests of the Company and its stockholders to allow holders of a majority of the Company's outstanding shares to dictate decisions of the Company through actions by written consent without a meeting of stockholders because such actions can be used to bypass the normal stockholder approval process, could effectively disenfranchise minority stockholders and could result in substantial confusion for our stockholders.

As permitted by the Delaware General Corporation Law, the Company currently permits stockholders to act by written consent, provided that the action by written consent is unanimous. This requirement prevents the holders of a majority of the Company's shares from using the consent procedure to take action without notifying the Company's other stockholders until after the fact. Conversely, because this proposal would not require unanimity when acting without a stockholders' meeting, minority stockholders would be deprived of the opportunity to express their views on a proposed action and to vote their shares before the action is taken. If holders of a majority of the Company's shares are permitted to act by written consent, large holders of shares could act on takeover bids or other significant corporate actions without consulting the minority stockholders. Such a majority could also have a personal agenda, causing the pursuit of actions that may be of little or no benefit to stockholders and which could interfere with the Company's efforts to develop and implement its long-range planning for the benefit of all stockholders.

The Company's annual meetings of stockholders already provide ample opportunity to raise appropriate Company matters. Stockholders have frequently used these annual meetings to have their concerns communicated to the whole of the Company's stockholders, including through proposals such as this proposal. This process allows the opportunity for discussion before an action is taken, increases the ability of all stockholders to have their views considered and ensures that the vote of all participating stockholders will be counted. If this proposal is approved, holders of a simple majority of the Company's shares could take action without a meeting and before all arguments can be heard. The Board believes this is contrary to sound corporate governance.

Further, permitting holders of a majority of the Company's outstanding shares to act by written consent could also create substantial confusion and disruption in a publicly-held corporation with approximately 35,761,624 shares outstanding and more than 3,400 stockholders of record. Multiple groups of stockholders would be able to solicit written consents at any time and as frequently as they choose on a range of issues, some of which may be in part duplicative and some of which may be potentially conflicting. This could lead to a chaotic rather than an orderly conduct of corporate affairs, and may frustrate many of the Company's stockholders leading to lesser overall participation by them in important Company matters.

Delaware law does not grant stockholders of a corporation the absolute right to act by written consent, and instead permits each individual corporation to determine in its charter documents the extent to which stockholders should be permitted to act without a meeting, by written consent. The Board believes that the Delaware legislature adopted this approach to enable a corporation to implement a system that is in the best interests of all of its stockholders. The Board further believes that the Company's current system, which permits stockholders to act by unanimous written consent and to raise, consider and vote upon proposals each year at the Company's annual meeting of stockholders, is the appropriate process to assure that all of the Company's stockholders have an opportunity to consider in advance any action to be taken by stockholders, be heard on any such action and ensure an organized functioning of the corporation's business and affairs.

In considering how to vote on the proposal, it is also important to note that the proponent has made certain statements in his supporting statement that we believe are false and misleading. In particular, the Company does have a Lead Director, currently Mr. Langland, Chairman of the Governance and Nominating Committee. In addition, as described in further detail in the Compensation Discussion and Analysis section of this proxy statement, approximately 80% of the total direct compensation to Mr. Ayer, our President and CEO, during 2008 was incentive-based.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST THE STOCKHOLDER PROPOSAL.

REDUCE DUPLICATIVE MAILINGS

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you wish to receive separate mailings for multiple accounts at the same address, you should mark the designated box on your proxy card. If you are voting by telephone or the internet and you wish to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold through a broker.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

SUBMISSION OF PROPOSALS FOR NEXT ANNUAL MEETING

The Company expects to hold its next annual meeting on or about May 17, 2011. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than November 30, 2010, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 16, 2011. The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

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ALASKA AIR GROUP, INC. 2010 EMPLOYEE STOCK PURCHASE PLAN

PURPOSE

The purpose of this Plan is to assist Eligible Employees in acquiring a stock ownership interest in the Company, at a favorable price and upon favorable terms, pursuant to a plan which is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. This Plan is also intended to encourage Eligible Employees to remain in the employ of the Company or a Participating Subsidiary and to provide them with an additional incentive to advance the best interests of the Company.

DEFINITIONS

Capitalized terms used herein which are not otherwise defined shall have the following meanings.

"**Account**" means the bookkeeping account maintained by the Company, or by a record keeper on behalf of the Company, for a Participant pursuant to Section 7(a).

"**Board**" means the Board of Directors of the Company.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended from time to time.

"**Commission**" means the U.S. Securities and Exchange Commission.

"**Committee**" means the committee appointed by the Board to administer this Plan pursuant to Section 12.

"**Common Stock**" means the common stock, par value $1.00 per share, of the Company, and such other securities or property as may become the subject of Options pursuant to an adjustment made under Section 17.

"**Compensation**" means an Eligible Employee's base pay, inclusive of overtime and any employer paid leave. Compensation also includes any amounts contributed as salary reduction contributions to a plan qualifying under Section 401(k), 125 or 129 of the Code. Any other form of remuneration is excluded from Compensation, including (but not limited to) the following: cash bonuses, severance pay, hiring bonuses, prizes, awards, relocation or housing allowances, stock option exercises, stock appreciation right payments, the vesting or grant of restricted stock, the payment of stock units, performance awards, auto allowances, tuition reimbursement, perquisites, non-cash compensation and other forms of imputed income. Notwithstanding the foregoing, Compensation shall not include any amounts deferred under or paid from any nonqualified deferred compensation plan maintained by the Company or any Subsidiary (including, without limitation, the Company's Nonqualified Deferred Compensation Plan).

"**Contributions**" means the bookkeeping amounts credited to the Account of a Participant pursuant to this Plan, equal in amount to the amount of Compensation that the Participant has elected to contribute for the purchase of Common Stock under and in accordance with this Plan.

"**Company**" means Alaska Air Group, Inc., a Delaware corporation, and its successors.

"**Effective Date**" means March 11, 2010, the date on which this Plan was initially adopted by the Board.

"**Eligible Employee**" means any employee of the Company, or of any Subsidiary which has been designated in writing by the Committee as a "Participating Subsidiary." Notwithstanding the foregoing, "Eligible Employee" shall not include any employee:

(a) who has not completed at least six (6) months of continuous employment with the Company or a Subsidiary; or

(b) whose customary employment is for less than five (5) months in a calendar year.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

"**Exercise Date**" means, with respect to an Offering Period, the last day of that Offering Period.

"**Fair Market Value**" on any date means:

(a) if the Common Stock is listed or admitted to trade on a national securities exchange, the closing price of a share of Common Stock on such date on the principal national securities exchange on which the Common Stock is so listed or admitted to trade, or, if there is no trading of the Common Stock on such date, then the closing price of a share of Common Stock on such exchange on the next preceding date on which there was trading in the shares of Common Stock;

(b) in the absence of exchange data required to determine Fair Market Value pursuant to the foregoing, the value as established by the Committee as of the relevant time for purposes of this Plan.

"**Grant Date**" means, with respect to an Offering Period, the first day of that Offering Period.

"**Individual Limit**" has the meaning given to such term in Section 4(b).

"**Offering Period**" means the six (6) consecutive month period commencing on each Grant Date; provided, however, that the Committee may declare, as it deems appropriate and in advance of the applicable Offering Period, a shorter (not to be less than three months) Offering Period or a longer (not to exceed 27 months) Offering Period. Unless otherwise expressly provided by the Committee in advance of a particular Offering Period, the Grant Date for that Offering Period may not occur on or before the Exercise Date for the immediately preceding Offering Period.

"**Option**" means the stock option to acquire shares of Common Stock granted to a Participant pursuant to Section 8.

"**Option Price**" means the per share exercise price of an Option as determined in accordance with Section 8(b).

"**Parent**" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company in which each corporation (other than the Company) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

"**Participant**" means an Eligible Employee who has elected to participate in this Plan and who has filed a valid and effective Subscription Agreement to make Contributions pursuant to Section 6.

"**Participating Subsidiary**" shall have the meaning given to such term in Section 19(c).

"**Plan**" means this Alaska Air Group, Inc. 2010 Employee Stock Purchase Plan, as it may be amended or restated from time to time.

"**Subscription Agreement**" means the written agreement or applicable electronic form of agreement filed by an Eligible Employee with the Company pursuant to Section 6 to participate in this Plan.

"**Subsidiary**" means any corporation (other than the Company) in an unbroken chain of corporations (beginning with the Company) in which each corporation (other than the last corporation) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one or more of the other corporations in the chain.

ELIGIBILITY

Any person employed as an Eligible Employee as of a Grant Date shall be eligible to participate in this Plan during the Offering Period in which such Grant Date occurs, subject to the Eligible Employee satisfying the requirements of Section 6.

STOCK SUBJECT TO THIS PLAN; SHARE LIMITATIONS

Aggregate Share Limit. Subject to the provisions of Section 17, the capital stock that may be delivered under this Plan will be shares of the Company's authorized but unissued Common Stock. The maximum number of shares of Common Stock that may be delivered pursuant to Options granted under this Plan is 2,000,000 shares, subject to adjustments pursuant to Section 17.

Individual Share Limit. The maximum number of shares of Common Stock that any one individual may acquire upon exercise of his or her Option with respect to any one Offering Period is 2,000, subject to adjustments pursuant to Section 17 (the "**Individual Limit**"). The Committee may amend the Individual Limit, effective no earlier than the first Offering Period commencing after the adoption of such amendment, without stockholder approval.

Shares Not Actually Delivered. Shares that are subject to or underlie Options, which for any reason are cancelled or terminated, are forfeited, fail to vest, or for any other reason are not paid or delivered under this Plan shall again, except to the extent prohibited by law, be available for subsequent Options under this Plan.

OFFERING PERIODS

During the term of this Plan, the Company will grant Options to purchase shares of Common Stock in each Offering Period to all Participants in that Offering Period. Unless otherwise specified by the Committee in advance of the Offering Period, Offering Periods will be of approximately six (6) months duration and will commence on September 1 and March 1 each year and will end on the following February 28 (or 29, in the case of a leap year) and August 31, respectively. Each Option shall become effective on the Grant Date of the Offering Period with respect to which the Option is granted. The term of each Option shall be the duration of the related Offering Period and shall end on the Exercise Date of that Offering Period. The first Offering Period shall commence as of a date determined by the Board or Committee, but no earlier than the Effective Date. Offering Periods shall continue until this Plan is terminated in accordance with Section 18 or 19, or, if earlier, until no shares of Common Stock remain available for Options pursuant to Section 4.

PARTICIPATION

Enrollment. An Eligible Employee may become a participant in this Plan by completing a Subscription Agreement on a form approved by and in a manner prescribed by the Committee (or its delegate). To become effective, a Subscription Agreement must be signed by the Eligible Employee and be filed with the Company at the time specified by the Committee, but in all cases prior to the start of the Offering Period with respect to which it is to become effective, and must set forth a whole percentage (or, if the Committee so provides, a stated amount) of the Eligible Employee's Compensation to be credited to the Participant's Account as Contributions each pay period.

Contribution Limits. Notwithstanding the foregoing, a Participant may not elect to contribute less than one percent (1%) nor more than ten percent (10%) (or such other limit as the Committee may establish prior to the start of the applicable Offering Period) of his or her Compensation during any one pay period as Plan Contributions. The Committee also may prescribe other limits, rules or procedures for Contributions.

Content and Duration of Subscription Agreements. Subscription Agreements shall contain the Eligible Employee's authorization and consent to the Company's withholding from his or her Compensation the amount of his or her Contributions. An Eligible Employee's Subscription Agreement, and his or her participation election and withholding consent thereon, shall remain valid for all Offering Periods until (1) the Eligible Employee's participation terminates pursuant to the terms hereof, (2) the Eligible Employee files a new Subscription Agreement that becomes effective, or (3) the Committee requires that a new Subscription Agreement be executed and filed with the Company.

METHOD OF PAYMENT OF CONTRIBUTIONS

Participation Accounts. The Company shall maintain on its books, or cause to be maintained by a recordkeeper, an Account in the name of each Participant. The percentage of Compensation elected to be applied as Contributions by a Participant shall be deducted from such Participant's Compensation on each payday during the period for payroll deductions set forth below and such payroll deductions shall be credited to that Participant's Account as soon as administratively practicable after such date. A Participant may not make any additional payments to his or her Account. A Participant's Account shall be reduced by any amounts used to pay the Option Price of shares acquired, or by any other amounts distributed pursuant to the terms hereof.

Payroll Deductions. Subject to such other rules as the Committee may adopt, payroll deductions with respect to an Offering Period shall commence as of the first day of the payroll period which coincides with or immediately follows the applicable Grant Date and shall end on the last date of the payroll period which coincides with or immediately precedes the applicable Exercise Date, unless sooner terminated by the Participant as provided in Section 7(d) or until his or her participation terminates pursuant to Section 11.

Changes in Contribution Elections for Next Offering Period. A Participant may discontinue, increase, or decrease the level of his or her Contributions (within the Plan limits) by completing and filing with the Company, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. Subject to any other timing requirements that the Committee may impose, an election pursuant to this Section 7(c) shall be effective with the first Offering Period that commences after the Company's receipt of such election. Except as contemplated by Section 7(d) and 7(e), changes in Contribution levels may not take effect during an Offering Period. Other modifications or suspensions of Subscription Agreements are not permitted.

Withdrawal During an Offering Period. A Participant may terminate his or her Contributions during an Offering Period (and receive a distribution of the balance of his or her Account in accordance with Section 11) by completing and filing with the Company, in such form and on such terms as the Committee (or its delegate) may prescribe, a written withdrawal form or applicable electronic withdrawal form which shall be signed by the Participant. Such termination shall be effective as soon as administratively practicable after its receipt by the Company. A withdrawal election pursuant to this Section 7(d) with respect to an Offering Period shall only be effective, however, if it is received by the Company prior to the Exercise Date of that Offering Period (or such earlier deadline that the Committee may reasonably require to process the withdrawal prior to the applicable Exercise Date). Partial withdrawals of Accounts are not permitted.

Discontinuance of Contributions During an Offering Period. A Participant may discontinue his or her Contributions at any time during an Offering Period by completing and filing with the Company, on such terms as the Committee (or its delegate) may prescribe, a new Subscription Agreement which indicates such election. If a Participant elects to discontinue his or her Contributions pursuant to this Section 7(e), the Contributions previously credited to the Participant's Account for that Offering Period shall be used to exercise the Participant's Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(d), in which case such Participant's Account shall be paid to him or her in cash in accordance with Section 11(a)).

Leaves of Absence. During leaves of absence approved by the Company or a Participating Subsidiary and meeting the requirements of Regulation Section 1.421-1(h)(2) under the Code, a Participant may elect to continue participation in this Plan by delivering cash payments to the Company on his or her normal paydays equal to the reduction in his or her Plan Contributions caused by his or her leave.

GRANT OF OPTION

Grant Date; Number of Shares. On each Grant Date, each Eligible Employee who is a participant during that Offering Period shall be granted an Option to purchase a number of shares of Common Stock. The Option shall be exercised on the Exercise Date. The number of shares of Common Stock subject to the Option shall be determined by dividing the Participant's Account balance as of the applicable Exercise Date by the Option Price, subject to the limits of Section 8(c).

Option Price. The Option Price per share of the shares subject to an Option for an Offering Period shall be the lesser of: (i) 85% of the Fair Market Value of a Share on the Grant Date of that Offering Period; or (ii) 85% of the Fair Market Value of a Share on the Exercise Date of that Offering Period; provided, however, that the Committee may provide prior to the start of any Offering Period that the Option Price for that Offering Period shall be determined by applying a discount amount (not to exceed 15%) to either (1) the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period, or (2) the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period, or (3) the lesser of the Fair Market Value of a share of Common Stock on the Grant Date of that Offering Period or the Fair Market Value of a share of Common Stock on the Exercise Date of that Offering Period. Notwithstanding anything to the contrary in the preceding provisions of this Section 8(b), in no event shall the Option Price per share be less than the par value of a share of Common Stock.

Limits on Share Purchases. Notwithstanding anything else contained herein, the maximum number of shares subject to an Option for an Offering Period shall be subject to the Individual Limit in the effect on the Grant Date of that Offering Period (subject to adjustment pursuant to Section 17) and any person who is otherwise an Eligible Employee shall not be granted any Option (or any Option granted shall be subject to compliance with the following limitations) or other right to purchase shares under this Plan to the extent:

(1) it would, if exercised, cause the person to own stock (within the meaning of Section 423(b)(3) of the Code) possessing 5% or more of the total combined voting power or value of all classes of stock of the Company, or of any Parent, or of any Subsidiary; or

(2) such Option causes such individual to have rights to purchase stock under this Plan and any other plan of the Company, any Parent, or any Subsidiary which is qualified under Section 423 of the Code which accrue at a rate which exceeds $25,000 of the fair market value of the stock of the Company, of any Parent, or of any Subsidiary (determined at the time the right to purchase such stock is granted, before giving effect to any discounted purchase price under any such plan) for each calendar year in which such right is outstanding at any time.

For purposes of the foregoing, a right to purchase stock accrues when it first become exercisable during the calendar year. In determining whether the stock ownership of an Eligible Employee equals or exceeds the 5% limit set forth above, the rules of Section 424(d) of the Code (relating to attribution of stock ownership) shall apply, and stock which the Eligible Employee may purchase under outstanding options shall be treated as stock owned by the Eligible Employee.

EXERCISE OF OPTION

Purchase of Shares. Unless a Participant withdraws pursuant to Section 7(d) or the Participant's Plan participation is terminated as provided in Section 11, his or her Option for the purchase of shares shall be exercised automatically on the Exercise Date for that Offering Period, without any further action on the Participant's part, and the maximum number of whole shares of Common Stock subject to such Option (subject to the limits of Section 8(c)) shall be purchased at the Option Price with the balance of such Participant's Account.

Account Balance Remaining After Purchase. If any amount which is not sufficient to purchase a whole share remains in a Participant's Account after the exercise of his or her Option on the Exercise Date: (1) such amount shall be credited to such Participant's Account for the next Offering Period, if he or she is then a Participant; or (2) if such Participant is not a Participant in the next Offering Period, or if the Committee so elects, such amount shall be refunded to such Participant as soon as administratively practicable after such date. If the share limit of Section 4(a) is reached, any amount that remains in a Participant's Account after the exercise of his or her Option on the Exercise Date to purchase the number of shares that he or she is allocated shall be refunded to the Participant as soon as administratively practicable after such date. If any amount which exceeds the limits of Section 8(c) remains in a Participant's Account after the exercise of his or her Option on the Exercise Date, such amount shall be refunded to the Participant as soon as administratively practicable after such date.

DELIVERY OF SHARES

As soon as administratively practicable after the Exercise Date, the Company shall, in its discretion, either deliver to each Participant a certificate representing the shares of Common Stock purchased upon exercise of his or her Option, provide for the crediting of such shares in book entry form in the name of the Participant, or provide for an alternative arrangement for the delivery of such shares to a broker or recordkeeping service for the benefit of the Participant. In the event the Company is required to obtain from any commission or agency authority to issue any such certificate or otherwise deliver such shares, the Company will seek to obtain such authority. If the Company is unable to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such certificate or other delivery of such shares, or if for any other reason the Company cannot issue or deliver shares of Common Stock and satisfy Section 21, the Company shall be relieved from liability to any Participant except that the Company shall return to each Participant to whom such shares cannot be issued or delivered the amount of the balance credited to his or her Account that would have otherwise been used for the purchase of such shares.

TERMINATION OF EMPLOYMENT; CHANGE IN ELIGIBLE STATUS

General. Except as provided in Section 11(b) below, if a Participant ceases to be an Eligible Employee for any reason (including, without limitation, due to the Participant's death, disability, resignation or retirement, or due to a layoff or other termination of employment with or without cause), or if the Participant elects to withdraw from the Plan pursuant to Section 7(d), at any time prior to the last day of an Offering Period in which he or she participates, such Participant's Account shall be paid to him or her (or, in the event of the Participant's death, to the person or persons entitled thereto under Section 13) in cash, and such Participant's Option and participation in the Plan shall automatically terminate as of the time that the Participant ceased to be an Eligible Employee.

Change in Eligible Status; Leave. If a Participant (1) ceases to be an Eligible Employee during an Offering Period but remains an employee of the Company or a Subsidiary through the Exercise Date (for example, and without limitation, due to a change in the Participant's employer from the Company or a Participating Subsidiary to a non-Participating Subsidiary, if the Participant's employer ceases to maintain the Plan as a Participating Subsidiary but otherwise continues as a Subsidiary, or if the Participant's customary level of employment no longer satisfies the requirements set forth in the definition of Eligible Employee), or (2) during an Offering Period commences a sick leave, military leave, or other leave of absence approved by the Company or a Participating Subsidiary, and the leave meets the requirements of Treasury Regulation Section 1.421-1(h)(2) and the Participant is an employee of the Company or a Subsidiary or on such leave as of the applicable Exercise Date, such Participant's Contributions shall cease (subject to Section 7(d)), and the Contributions previously credited to the Participant's Account for that Offering Period shall be used to exercise the Participant's Option as of the applicable Exercise Date in accordance with Section 9 (unless the Participant makes a timely withdrawal election in accordance with Section 7(d), in which case such Participant's Account shall be paid to him or her in cash in accordance with Section 11(a)).

Re-Enrollment. A Participant's termination from Plan participation precludes the Participant from again participating in this Plan during that Offering Period. However, such termination shall not have any effect upon his or her ability to participate in any succeeding Offering Period, provided that the applicable eligibility and participation requirements are again then met. A Participant's termination from Plan participation shall be deemed to be a revocation of that Participant's Subscription Agreement and such Participant must file a new Subscription Agreement to resume Plan participation in any succeeding Offering Period.

Change in Subsidiary Status. For purposes of this Plan, if a Subsidiary ceases to be a Subsidiary, each person employed by that Subsidiary will be deemed to have terminated employment for purposes of this Plan, unless the person continues as an employee of the Company or another Subsidiary.

ADMINISTRATION

The Committee. The Board shall appoint the Committee, which shall be composed of not less than two members of the Board. The Board may, at any time, increase or decrease the number of members of the Committee, may remove from membership on the Committee all or any portion of its members, and may appoint such person or persons as it desires to fill any vacancy existing on the Committee, whether caused by removal, resignation, or otherwise. The Board may also, at any time, assume the administration of all or a part of this Plan, in which case references (or relevant references in the event the Board assumes the administration of only certain aspects of this Plan) to the "Committee" shall be deemed to be references to the Board. Action of the Committee with respect to this Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members. No member of the Committee shall be entitled to act on or decide any matter relating solely to himself or herself or solely to any of his or her rights or benefits under this Plan.

Powers and Duties of the Committee. Subject to the express provisions of this Plan, the Committee shall supervise and administer this Plan and shall have the full authority and discretion: (1) to construe and interpret this Plan and any agreements defining the rights and obligations of the Company, any Subsidiary, and Participants under this Plan; (2) to further define the terms used in this Plan; (3) to prescribe, amend and rescind rules and regulations relating to the administration of this Plan (including, without limitation, deadlines for making elections or for providing any notices contemplated by this Plan, which deadlines may be more restrictive than any deadlines otherwise contemplated by this Plan); and (4) to make all other determinations and take such other action as contemplated by this Plan or as may be necessary or advisable for the administration of this Plan or the effectuation of its purposes. Notwithstanding anything else contained in this Plan to the contrary, the Committee may also adopt rules, procedures or sub-plans applicable to particular Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code and need not comply with the otherwise applicable provisions of this Plan.

Decisions of the Committee are Binding. Any action taken by, or inaction of, the Company, any Subsidiary, the Board or the Committee relating or pursuant to this Plan and within its authority hereunder or under applicable law shall be within the absolute discretion of that entity or body and shall be conclusive and binding upon all persons.

Indemnification. Neither the Board nor any Committee, nor any member thereof or person acting at the direction thereof, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with this Plan, and all such persons shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including, without limitation, attorneys' fees) arising or resulting therefrom to the fullest extent permitted by law and/or under any directors and officers liability insurance coverage that may be in effect from time to time.

Reliance on Experts. In making any determination or in taking or not taking any action under this Plan, the Committee or the Board, as the case may be, may obtain and may rely upon the advice of experts, including professional advisors to the Company. No director, officer or agent of the Company or any Participating Subsidiary shall be liable for any such action or determination taken or made or omitted in good faith.

Delegation. The Committee may delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or a Subsidiary.

DESIGNATION OF BENEFICIARY

If the Committee permits beneficiary designations with respect to this Plan, then each Participant may file, on a form and in a manner prescribed by the Committee (or its delegate), a written designation of a beneficiary who is to receive any shares or cash from or with respect to such Participant's Account under this Plan in the event of such Participant's death. If a Participant is married and the designated beneficiary is not solely his or her spouse, spousal consent shall be required for such designation to be effective unless it is established (to the satisfaction of the Committee or its delegate) that there is no spouse or that the spouse cannot be located. The Committee may rely on the last designation of a beneficiary filed by a Participant in accordance with this Plan. Beneficiary designations may be changed by the Participant (and his or her spouse, if required) at any time on forms provided and in the manner prescribed by the Committee (or its delegate).

If a Participant dies with no validly designated beneficiary under this Plan who is living at the time of such Participant's death (or in the event the Committee does not permit beneficiary designations under this Plan), the Company shall deliver all shares and/or cash payable pursuant to the terms hereof to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed, the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

If a Participant's death occurs before the end of an Offering Period or subsequent to the end of an Offering Period but prior to the delivery to him or her or for his or her benefit of any shares deliverable under the terms of this Plan, and the Company has notice of the Participant's death, then any shares purchased for that Offering Period and any remaining balance of such Participant's Account shall be paid to such beneficiary (or such other person entitled to such payment pursuant to this Section 13). If the Committee permits beneficiary designations with respect to this Plan, any such designation shall have no effect with respect to shares purchased and actually delivered (or credited, as the case may be) to or for the benefit of the Participant.

TRANSFERABILITY

Neither Contributions credited to a Participant's Account nor any Options or rights with respect to the exercise of Options or right to receive shares under this Plan may be anticipated, alienated, encumbered, assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 13) by the Participant. Any such attempt at anticipation, alienation, encumbrance, assignment, transfer, pledge or other disposition shall be without effect and all amounts shall be paid and all shares shall be delivered in accordance with the provisions of this Plan. Amounts payable or shares deliverable pursuant to this Plan shall be paid or delivered only to (or credited in the name of, as the case may be) the Participant or, in the event of the Participant's death, the Participant's beneficiary pursuant to Section 13.

USE OF FUNDS; INTEREST

All Contributions received or held by the Company under this Plan will be included in the general assets of the Company and may be used for any corporate purpose. Notwithstanding anything else contained herein to the contrary, no interest will be paid to any Participant or credited to his or her Account under this Plan (in respect of Account balances, refunds of Account balances, or otherwise). Amounts payable under this Plan shall be payable in shares of Common Stock or from the general assets of the Company and, except for any shares that may be reserved on the books of the Company for issuance with respect to this Plan, no special or separate reserve, fund or deposit shall be made to assure payment of amounts that may be due with respect to this Plan.

REPORTS

Statements shall be provided (either electronically or in written form, as the Committee may provide from time to time) to Participants as soon as administratively practicable following each Exercise Date. Each Participant's statement shall set forth, as of such Exercise Date, that Participant's Account balance immediately prior to the exercise of his or her Option, the Option Price, the number of whole shares purchased and his or her remaining Account balance, if any.

ADJUSTMENTS OF AND CHANGES IN THE STOCK

Upon or in contemplation of any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend), or reverse stock split; any merger, combination, consolidation, or other reorganization; split-up, spin-off, or any similar extraordinary dividend distribution in respect of the Common Stock (whether in the form of securities or property); any exchange of Common Stock or other securities of the Company, or any similar, unusual or extraordinary corporate transaction in respect of the Common Stock; or a sale of substantially all the assets of the Company as an entirety occurs; then the Committee shall equitably and proportionately adjust (1) the number and type of shares or the number and type of other securities that thereafter may be made the subject of Options (including the specific maxima and numbers of shares set forth elsewhere in this Plan), (2) the number, amount and type of shares (or other securities or property) subject to any or all outstanding Options, (3) the Option Price of any or all outstanding Options, and/or (4) the securities, cash or other property deliverable upon exercise of any outstanding Options, in each case to the extent necessary to preserve (but not increase) the level of incentives intended by this Plan and the then-outstanding Options.

Upon the occurrence of any event described in the preceding paragraph, or any other event in which the Company does not survive (or does not survive as a public company in respect of its Common Stock); then the Committee may make provision for a cash payment or for the substitution or exchange of any or all outstanding Options for cash, securities or property to be delivered to the holders of any or all outstanding Options based upon the distribution or consideration payable to holders of the Common Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Options as it deems reasonable in the event of a cash or property settlement and, without limitation on other methodologies, may base such settlement solely upon the excess (if any) of the amount payable upon or in respect of such event over the Option Price of the Option.

In any of such events, the Committee may take such action sufficiently prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally.

POSSIBLE EARLY TERMINATION OF PLAN AND OPTIONS

Upon a dissolution or liquidation of the Company, or any other event described in Section 17 that the Company does not survive or does not survive as a publicly-traded company in respect of its Common Stock, as the case may be, the Plan and, if prior to the last day of an Offering Period, any outstanding Option granted with respect to that Offering Period shall terminate, subject to any provision that has been expressly made by the Board for the survival, substitution, assumption, exchange or other settlement of the Plan and Options. In the event a Participant's Option is terminated pursuant to this Section 18 without a provision having been made by the Board for a substitution, exchange or other settlement of the Option, such Participant's Account shall be paid to him or her in cash without interest.

TERM OF PLAN; AMENDMENT OR TERMINATION

Effective Date; Termination. Subject to Section 19(b), this Plan shall become effective as of the Effective Date. No new Offering Periods shall commence on or after March 1, 2020 and this Plan shall terminate as of the Exercise Date on or immediately following such date unless sooner terminated pursuant to Section 18 or this Section 19. In the event that all of the shares of Common Stock made available under this Plan are subscribed prior to the expiration of this Plan, this Plan shall terminate at the end of that Offering Period and the shares available shall be allocated for purchase by Participants in that Offering Period on a pro-rata basis determined with respect to Participants' Account balances.

Board Amendment Authority. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part and without notice. Stockholder approval for any amendment or modification shall not be required, except to the extent required by law or applicable stock exchange rules, or required under Section 423 of the Code in order to preserve the intended tax consequences of this Plan. No Options may be granted during any suspension of this Plan or after the termination of this Plan, but the Committee will retain jurisdiction as to Options then outstanding in accordance with the terms of this Plan. No amendment, modification, or termination pursuant to this Section 19(b) shall, without written consent of the Participant, affect in any manner materially adverse to the Participant any rights or benefits of such Participant or obligations of the Company under any Option granted under this Plan prior to the effective date of such change. Changes contemplated by Section 17 or Section 18 shall not be deemed to constitute changes or amendments requiring Participant consent.

Certain Additional Committee Authority. Notwithstanding the amendment provisions of Section 19(b) and without limiting the Board's authority thereunder and without limiting the Committee's authority pursuant to any other provision of this Plan, the Committee shall have the right (1) to designate from time to time the Subsidiaries whose employees may be eligible to participate in this Plan (including, without limitation, any Subsidiary that may first become such after the date stockholders first approve this Plan) (each a "**Participating Subsidiary**"), and (2) to change the service and other qualification requirements set forth under the definition of Eligible Employee in Section 2 (subject to the requirements of Section 423(b) of the Code and applicable rules and regulations thereunder). Any such change shall not take effect earlier than the first Offering Period that starts on or after the effective date of such change. Any such change shall not require stockholder approval.

NOTICES

All notices or other communications by a Participant to the Company contemplated by this Plan shall be deemed to have been duly given when received in the form and manner specified by the Committee (or its delegate) at the location, or by the person, designated by the Committee (or its delegate) for that purpose.

CONDITIONS UPON ISSUANCE OF SHARES

This Plan, the granting of Options under this Plan and the offer, issuance and delivery of shares of Common Stock are subject to compliance with all applicable federal and state laws, rules and regulations (including but not limited to state and federal securities laws) and to such approvals by any listing, regulatory or governmental authority as may, in the opinion of counsel for the Company, be necessary or advisable in connection therewith. The person acquiring any securities under this Plan will, if requested by the Company and as a condition precedent to the exercise of his or her Option, provide such assurances and representations to the Company as the Committee may deem necessary or desirable to assure compliance with all applicable legal requirements.

PLAN CONSTRUCTION

Section 16. It is the intent of the Company that transactions involving Options under this Plan (other than "Discretionary Transactions" as that term is defined in Rule 16b-3(b)(1) promulgated by the Commission under Section 16 of the Exchange Act, to the extent there are any Discretionary Transactions under this Plan), in the case of Participants who are or may be subject to the prohibitions of Section 16 of the Exchange Act, satisfy the requirements for exemption under Rule 16b-3(c) promulgated by the Commission under Section 16 of the Exchange Act to the maximum extent possible. Notwithstanding the foregoing, the Company shall have no liability to any Participant for Section 16 consequences of Options or other events with respect to this Plan.

Section 423. Except as the Committee may expressly provide in the case of one or more sub-plans adopted pursuant to Section 12(b), this Plan and Options are intended to qualify under Section 423 of the Code. Accordingly, all Participants are to have the same rights and privileges (within the meaning of Section 423(b)(5) of the Code and except as not required thereunder to qualify this Plan under Section 423) under this Plan, subject to differences in Compensation among Participants and subject to the Contribution and share limits of this Plan.

Interpretation. If any provision of this Plan or of any Option would otherwise frustrate or conflict with the intents expressed above, that provision to the extent possible shall be interpreted so as to avoid such conflict. If the conflict remains irreconcilable, the Committee may disregard the provision if it concludes that to do so furthers the interest of the Company and is consistent with the purposes of this Plan as to such persons in the circumstances.

EMPLOYEES' RIGHTS

No Employment Rights. Nothing in this Plan (or in any Subscription Agreement or other document related to this Plan) will confer upon any Eligible Employee or Participant any right to continue in the employ or other service of the Company or any Subsidiary, constitute any contract or agreement of employment or other service or effect an employee's status as an employee at will, nor shall interfere in any way with the right of the Company or any Subsidiary to change such person's compensation or other benefits or to terminate his or her employment or other service, with or without cause. Nothing contained in this Section 23(a), however, is intended to adversely affect any express independent right of any such person under a separate employment or service contract other than a Subscription Agreement.

No Rights to Assets of the Company. No Participant or other person will have any right, title or interest in any fund or in any specific asset (including shares of Common Stock) of the Company or any Subsidiary by reason of any Option hereunder. Neither the provisions of this Plan (or of any Subscription Agreement or other document related to this Plan), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan will create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or any Subsidiary and any Participant, Beneficiary or other person. To the extent that a Participant, Beneficiary or other person acquires a right to receive payment pursuant to this Plan, such right will be no greater than the right of any unsecured general creditor of the Company.

No Stockholder Rights. A Participant will not be entitled to any privilege of stock ownership as to any shares of Common Stock not actually delivered to and held of record by the Participant. No adjustment will be made for dividends or other rights as a stockholder for which a record date is prior to such date of delivery.

MISCELLANEOUS

Governing Law. This Plan, the Options, Subscription Agreements and other documents related to this Plan shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Severability. If any provision shall be held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions of this Plan shall continue in effect.

Captions and Headings. Captions and headings are given to the sections of this Plan solely as a convenience to facilitate reference. Such captions and headings shall not be deemed in any way material or relevant to the construction of interpretation of this Plan or any provision hereof.

No Effect on Other Plans or Corporate Authority. The adoption of this Plan shall not affect any other Company or Subsidiary compensation or incentive plans in effect. Nothing in this Plan will limit or be deemed to limit the authority of the Board or Committee (1) to establish any other forms of incentives or compensation for employees of the Company or any Subsidiary (with or without reference to the Common Stock), or (2) to grant or assume options (outside the scope of and in addition to those contemplated by this Plan) in connection with any proper corporate purpose; to the extent consistent with any other plan or authority. Benefits received by a Participant under an Option granted pursuant to this Plan shall not be deemed a part of the Participant's compensation for purposes of the determination of benefits under any other employee welfare or benefit plans or arrangements, if any, provided by the Company or any Subsidiary, except where the Committee or the Board (or the Board of Directors of the Subsidiary that sponsors such plan or arrangement, as applicable) expressly otherwise provides or authorizes in writing.

TAX WITHHOLDING

Notwithstanding anything else contained in this Plan herein to the contrary, the Company may deduct from a Participant's Account balance as of an Exercise Date, before the exercise of the Participant's Option is given effect on such date, the amount of taxes (if any) which the Company reasonably determines it or any Subsidiary may be required to withhold with respect to such exercise. In such event, the maximum number of whole shares subject to such Option (subject to the other limits set forth in this Plan) shall be purchased at the Option Price with the balance of the Participant's Account (after reduction for the tax withholding amount).

Should the Company for any reason be unable, or elect not to, satisfy its or any Subsidiary's tax withholding obligations in the manner described in the preceding paragraph with respect to a Participant's exercise of an Option, or should the Company or any Subsidiary reasonably determine that it or an affiliated entity has a tax withholding obligation with respect to a disposition of shares acquired pursuant to the exercise of an Option prior to satisfaction of the holding period requirements of Section 423 of the Code, the Company or Subsidiary, as the case may be, shall have the right at its option to (1) require the Participant to pay or provide for payment of the amount of any taxes which the Company or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event or (2) deduct from any amount otherwise payable to or for the account of the Participant the amount of any taxes which the Company or Subsidiary reasonably determines that it or any affiliate is required to withhold with respect to such event.

NOTICE OF SALE

Any person who has acquired shares under this Plan shall give prompt written notice to the Company of any sale or other transfer of the shares if such sale or transfer occurs (1) within the two-year period after the Grant Date of the Offering Period with respect to which such shares were acquired, or (2) within the twelve-month period after the Exercise Date of the Offering Period with respect to which such shares were acquired.

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Annual Report
on
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

A Delaware Corporation

91-1292054	**19300 International Boulevard, Seattle, Washington 98188**
(I.R.S. Employer Identification No.)	**Telephone: (206) 392-5040**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of January 31, 2010, shares of common stock outstanding totaled 35,645,955. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 30, 2009, was approximately $653.0 million (based on the closing price of $18.26 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Part Hereof Into Which Document is to be Incorporated
Definitive Proxy Statement Relating to 2010 Annual Meeting of Shareholders	Part III

ALASKA AIR GROUP, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," "our," "we" and the "Company" refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as "Alaska" and "Horizon," respectively, and together as our "airlines."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control.

Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors." Please consider our forward-looking statements in light of those risks as you read this report.

PART I

ITEM 1. OUR BUSINESS

We are a Delaware corporation incorporated in 1985 and we have two principal subsidiaries: Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). Through these subsidiaries, we provide passenger air service to more than 22 million passengers per year to more than 90 destinations. We also provide freight and mail services, primarily to and within the state of Alaska and on the West Coast. Although Alaska and Horizon both operate as airlines, their business plans, competition, and economic risks differ substantially. Alaska is a major airline that operates an all-jet fleet with an average passenger trip length in 2009 of 1,180 miles. Horizon is a regional airline, operates turboprop and jet aircraft, and its average passenger trip length for 2009 was 356 miles. Individual financial information about Alaska and Horizon is in Note 13 to the consolidated financial statements and throughout this report, specifically in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Both of our airlines continue to distinguish themselves from competitors by providing award-winning customer service and differentiating amenities. Our outstanding employees and excellent service in the form of advance seat assignments, expedited check-in with Airport of the Future®, web check-in, flight alerts, an award-winning frequent flyer program, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities are regularly recognized by independent studies, awards, and surveys of air travelers. For example, Alaska has ranked "Highest in Customer Satisfaction among Traditional Network Carriers" in both 2009 and 2008 by J.D. Power and Associates and won the "Program of the Year" Freddie award for 2008 and 2007 for our Mileage Plan program. Horizon won the 2007 "Regional Airline of the Year" from Air Transport World. We are very proud of these awards and we continue to strive to have the best customer service in the industry.

WHERE YOU CAN FIND MORE INFORMATION

Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available on our website at *www.alaskaair.com*, free of charge, as soon as reasonably practicable after the electronic filing of these reports with the Securities and Exchange Commission. The information contained on our website is not a part of this annual report on Form 10-K.

OUR AIRLINES

ALASKA

Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. We offer extensive north/south service within the western U.S., Canada and Mexico, and passenger and dedicated cargo services to and within the state of Alaska. We also provide long-haul east/west service to Hawaii and twelve cities in the mid-continental and eastern U.S., primarily from Seattle, where we have our largest concentration of departures; although we do offer long-haul departures from other cities as well.

In 2009, we carried 15.6 million revenue passengers in our mainline operations, and we carry more passengers between Alaska and the U.S. mainland than any other airline. Based on the number of passengers carried in 2009, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2009 revenues, the leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-San Diego. At December 31, 2009, Alaska's operating fleet consisted of 115 jet aircraft, compared to 110 aircraft as of December 31, 2008.

Alaska's passenger traffic by market is presented below:

[illegible]	2009	2008
West Coast	36%	41%
Within Alaska and between Alaska and the U.S. mainland	21%	23%
Transcon/midcon	23%	20%
Mexico	9%	8%
Hawaii	9%	5%
Canada	2%	3%
Total	100%	100%

HORIZON

Horizon Air Industries is a Washington corporation that first began service, was incorporated in 1981 and was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest, and serves a number of cities in seven states, five cities in Canada, and two cities in Mexico.

In 2009, Horizon carried 6.8 million revenue passengers. Approximately 90% of Horizon's revenue passenger miles in 2009 were flown domestically, primarily in the states of Washington, Oregon, Idaho and California, compared to 91% in 2008. The Canada markets accounted for 8% of revenue passenger miles in both 2009 and 2008. Flying to Mexico accounted for about 2% of total traffic in 2009 compared to less than 1% in 2008.

Based on 2009 passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2009, the leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Boise-Seattle. At December 31, 2009, Horizon's operating fleet consisted of 18 jets and 40 turboprop aircraft. Horizon flights are listed under the Alaska Airlines designator code in airline reservation systems.

Alaska and Horizon integrate their flight schedules to provide convenient, competitive connections between most points served by their systems. In 2009 and 2008, approximately 22% and 23%, respectively, of Horizon's passengers connected to flights operated by Alaska.

INDUSTRY CONDITIONS

GENERAL

The airline industry is highly competitive and has historically been characterized by low profit margins and high fixed costs, primarily for wages, aircraft fuel, aircraft ownership, and facilities rents. Because expenses of a flight do not vary significantly with the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. In other words, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our results of operations. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy, current global economic and political events and total available airline seat capacity.

2009

2009 was a year plagued by economic woes and the worst recession the United States has experienced since the Great Depression. The result was a steep decline in the demand for air travel, causing a double-digit percentage decline in unit revenue and passenger count across the industry. In response to this decline and the high price of oil in 2008, airlines reduced domestic capacity by approximately 7% in 2009 compared to 2008. The significant decline in the average price of jet fuel from its 2008 high helped mitigate an otherwise difficult year for the industry. In order to maximize revenue to help offset the demand decline, airlines continued down the path of adding or increasing ancillary fees for checked baggage, buy-on-board items, ticket fees, etc. These fees helped to recover some of the lost revenue from the decline in traffic, but certainly not all of it.

During 2009, our key initiative was to optimize revenue. We reduced and redeployed capacity to better match demand, and the new markets we have entered are performing well. Our revenue initiatives, combined with lower fuel costs, our continued focus on customer service and our strong operational performance resulted in financial results that significantly improved from 2008 and were among the best in the industry.

OUR REVENUE INITIATIVES, COMBINED WITH LOWER FUEL COSTS, OUR CONTINUED FOCUS ON CUSTOMER SERVICE AND OUR STRONG OPERATIONAL PERFORMANCE RESULTED IN 2009 FINANCIAL RESULTS THAT WERE AMONG THE BEST IN THE INDUSTRY.

FUEL

Our business and financial results are highly affected by the price and, potentially, the availability of jet fuel. Fuel prices have been extremely volatile over the past few years. The price of crude oil averaged over $106 per barrel in 2008, with a high of nearly $150 per barrel in July 2008. The average price in 2009 was a more moderate $62 per barrel, although that price is still historically high. For us, a $1 per barrel increase in the price of oil equates to approximately $9 million of additional fuel cost annually. A one-cent change in our fuel price per gallon will impact our expected annual fuel cost by approximately $3.5 million per year.

We refer to the price we pay for fuel at the airport, including applicable taxes, as our "raw" fuel price. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Generally, West Coast jet fuel prices are somewhat higher and more volatile than prices in the Gulf Coast or on the East Coast, putting our airlines at a slight competitive disadvantage. Historically, fuel costs have generally represented 10% to 15% of an airline's operating costs, but due to volatility in prices over the past few years, fuel costs have been in the range of 20% to 40% of total operating costs. Both the crude oil and refining cost components of jet fuel are volatile and outside of our control, and they can have a significant and immediate impact on our operating results.

As depicted in the charts below, our average raw fuel cost per gallon declined 43% in 2009, and increased 42% and 8% in 2008 and 2007, respectively.


Raw Fuel
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
(in millions)
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
price per gallon
2002
2003
2004
2005
2006
2007
2008
2009
Total Raw Cost
Price per gallon


Raw Fuel Cost as a Percentage of Revenue
40%
35%
30%
25%
20%
15%
10%
5%
0%
2002
2003
2004
2005
2006
2007
2008
2009

We use crude oil call options and jet fuel refining margin swap contracts as hedges to decrease our exposure to the volatility of jet fuel prices. Call options effectively cap our pricing on the crude oil component of fuel prices, limiting our exposure to increasing fuel prices for about half of our planned fuel consumption. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts.

OUR AIRCRAFT ARE AMONG THE MOST FUEL-EFFICIENT IN THEIR RESPECTIVE CLASSES

We believe that operating fuel-efficient aircraft also helps to mitigate the effect of high fuel prices. Alaska operates an all-Boeing 737 fleet. At Horizon, the long-term goal is to transition to an all-Q400 turboprop fleet. Because of these changes, Alaska's fuel burn expressed in available seat miles flown per gallon (ASMs/g) improved from 65.9 ASMs/g in 2006 to 75.9 ASMs/g in 2009. Similarly, Horizon's fuel burn has improved from 51.7 ASMs/g in 2006 to 54.8 ASMs/g in 2009.

These reductions have not only reduced our fuel cost, but also the amount of greenhouse gases and other pollutants that our operations emit.

MARKETING AND COMPETITION

ALLIANCES WITH OTHER AIRLINES

We have marketing alliances with several airlines that provide reciprocal frequent flyer mileage credit and redemption privileges as well as code sharing on certain flights as shown in the table below. Alliances are an important part of our strategy and enhance our revenues by:

- offering our customers more travel destinations and better mileage credit/ redemption opportunities;
- offering our Mileage Plan program a competitive advantage because of our

partnership with carriers from two major global alliances (Oneworld and Skyteam);

- giving us access to more connecting traffic from other airlines; and
- providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and Horizon while earning mileage credit in our partners' programs.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation.

Our marketing alliances with other airlines as of December 31, 2009 are as follows:

	Frequent Flyer Agreement	Codeshare— Alaska Flight # on Flights Operated by Other Airline	Codeshare— Other Airline Flight # On Flights Operated by Alaska/ Horizon
Major U.S. or International Airlines			
American Airlines/ American Eagle	Yes	Yes	Yes
Air France	Yes	No	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	No
Delta Air Lines/Delta Connection (2)	Yes	Yes	Yes
KLM	Yes	No	Yes
Korean Air	Yes	No	Yes
Lan S.A.	Yes	No	Yes
Air Pacific (1)	Yes	No	Yes
Qantas	Yes	No	Yes
Regional Airlines			
Era Alaska	Yes (1)	Yes	No
PenAir	Yes (1)	Yes	No

(1) These airlines do not have their own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on these airlines' route systems.

(2) Alaska has codeshare agreements with the Delta Connection carriers Skywest and ASA as part of its agreement with Delta. This agreement also includes former Northwest Airlines flights.

COMPETITION

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation,
- flight schedules,
- fares,
- customer service,
- routes served,
- frequent flyer programs,
- on-time arrivals,
- baggage handling,
- on-board amenities,
- type of aircraft, and
- code-sharing relationships.

Together, Alaska and Horizon carry approximately 3.5% of all U.S. domestic passenger traffic. We compete with one or more domestic or foreign airlines on most of our routes, including Southwest Airlines, United Airlines, Delta Air Lines, Continental Airlines, American Airlines, US Airways, JetBlue Airways, Virgin America, Allegiant and regional affiliates associated with some of these carriers.

Due to its short-haul markets, Horizon also competes with ground transportation in many markets, including train, bus and automobile transportation. Both carriers, to some extent, also compete with technology such as video conferencing and internet-based meeting tools that have resulted in a change in business travel.

TICKET DISTRIBUTION

Airline tickets are distributed through three primary channels:

- *Alaskaair.com.* It is less expensive for us to sell through this direct channel and, as a result, we continue to take steps to drive more business to our website. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly.

- *Traditional and online travel agencies.* Consumer reliance on traditional travel agencies continues to shrink, giving way to online travel agencies. Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee that is charged to the airline. Many of our large corporate customers require that we use these agencies. Some of our competitors do not use this distribution channel and, as a result, have lower ticket distribution costs.
- *Reservation call centers.* These call centers are located in Phoenix, Ariz.; Kent, Wash.; and Boise, Idaho. We generally charge a $15 fee for booking reservations through these call centers.

Our sales by channel are as follows:

	2009	2008
Alaskaair.com	48%	45%
Traditional and online travel agencies	42%	43%
Reservation call centers	9%	11%
All other channels	1%	1%
Total	100%	100%

EMPLOYEES

Labor costs have historically made up 30% to 40% of an airline's total operating costs. Most major airlines, including ours, have employee groups that are covered by collective bargaining agreements. Airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. New entrants into the U.S. airline industry generally do not have unionized work forces, which can be a competitive advantage for those airlines.

We had 12,440 (9,046 at Alaska and 3,394 at Horizon) active full-time and part-time employees at December 31, 2009, compared to 14,143 (10,250 at Alaska and 3,893 at Horizon) as of December 31, 2008. Wages, salaries and benefits (including variable incentive pay) represented approximately 43% and 40% of our total non-fuel operating expenses in 2009 and 2008, respectively.

At December 31, 2009, labor unions represented 82% of Alaska's and 46% of Horizon's employees. Our relations with our labor organizations are governed by the Railway Labor Act (RLA). Under this act, collective bargaining agreements do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board (NMB) to initiate a process including mediation, arbitration, and a potential "cooling off" period that must be followed before either party may engage in self-help.

Alaska's union contracts at December 31, 2009 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,253	Amendable 4/1/2013
Association of Flight Attendants (AFA)	Flight attendants	2,268	Amendable 4/27/2012
International Association of Machinists and Aerospace Workers (IAM)	Ramp service and stock clerks	733	Amendable 7/17/2012
IAM	Clerk, office and passenger service	2,387	Amendable 7/17/2010
Aircraft Mechanics Fraternal Association (AMFA)	Mechanics, inspectors and cleaners	634	Amendable 10/17/2011
Mexico Workers Association of Air Transport	Mexico airport personnel	70	Amendable 9/29/2010
Transport Workers Union of America (TWU)	Dispatchers	35	Amendable 7/01/2010*

* Collective bargaining agreement contains interest arbitration provision.

Horizon's union contracts at December 31, 2009 were as follows:

Union	Employee Group	Number of Active Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	531	In Negotiations
AFA	Flight attendants	519	Amendable 12/21/2011
IBT	Mechanics and related classifications	450	In Negotiations
TWU	Dispatchers	16	Amendable 10/06/2010
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	60	Expires 2/14/2010

Form 10-K

EXECUTIVE OFFICERS

The executive officers of Alaska Air Group, Inc. and executive officers of Alaska and Horizon who have significant decision-making responsibilities, their positions and their respective ages (as of February 1, 2010) are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
William S. Ayer	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc. and Chairman and Chief Executive Officer of Alaska Airlines, Inc.	55	1985
Glenn S. Johnson	Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	51	1991
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	53	1996
Bradley D. Tilden	President of Alaska Airlines, Inc.	49	1994
Jeffrey D. Pinneo	President and Chief Executive Officer of Horizon Air Industries, Inc.	53	1990
Benito Minicucci	Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc.	43	2004
Kelley Dobbs	Vice President/Human Resources and Labor Relations of Alaska Airlines, Inc.	43	2004
Brandon S. Pedersen	Vice President/Finance and Controller of Alaska Air Group, Inc. and Alaska Airlines, Inc. (Principal Accounting Officer)	43	2003

Mr. Ayer has been President since February 2003 and became Chairman and Chief Executive Officer in May 2003. Mr. Ayer is also Chairman and Chief Executive Officer of Alaska Airlines. He has served as Alaska Airlines' Chairman since February 2003, as Chief Executive Officer since January 2002 and as President from November 1997 to December 2008. Prior to that, he was Sr. Vice President/Customer Service, Marketing and Planning of Alaska Airlines from January 1997, and Vice President/Marketing and Planning from August 1995. Prior thereto, he served as Sr. Vice President/Operations of Horizon Air from January 1995. Mr. Ayer serves on the boards of Alaska Airlines, Puget Energy, Inc., the Alaska Airlines Foundation, Angel Flight West, Inc., and the Museum of Flight. He also serves on the University of Washington Business School Advisory Board, and as a director of the Seattle branch of the Federal Reserve Board.

Mr. Johnson joined Alaska Airlines in 1982, became Vice President/Controller and Treasurer of Horizon Air Industries in 1991 and Vice President/Customer Services in 2002. He returned to Alaska Airlines in 2003 where he has served in several roles, including Vice President/Finance and Controller and Vice President/Finance and Treasurer. He served as Senior Vice President/Customer Service – Airports from January 2006 through April 2007 and in April 2007, he was elected Executive Vice President/Airports and Maintenance and Engineering. He was elected Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group and Alaska Airlines in December 2008. He is a member of Air Group's Management Executive Committee.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines. He is a member of Air Group's Management Executive Committee.

Mr. Tilden joined Alaska Airlines in 1991, became controller of Alaska Airlines and Alaska Air Group in 1994, Chief Financial Officer in February 2000, Executive Vice President/Finance in January 2002, Executive Vice President/ Finance and Planning in 2007, and President of Alaska Airlines in December 2008. He is a member of Air Group's Management Executive Committee.

Mr. Pinneo became Vice President/Passenger Service of Horizon Air Industries in 1990 following nine years at Alaska Airlines in various marketing roles. In January 2002, he was named President and CEO of Horizon Air. He is a member of Air Group's Management Executive Committee.

Mr. Minicucci joined Alaska Airlines in 2004 as Staff Vice President of Maintenance and Engineering and was promoted to Vice President of Seattle Operations in June 2008. In December 2008 he was elected Executive Vice President/ Operations and Chief Operating Officer of Alaska Airlines. He is a member of Air Group's Management Executive Committee.

Ms. Dobbs joined Alaska Airlines in 1987, became Staff Vice President/Human Resources – Staffing and Development in 2004, Vice President/Human Resources – Strategy, Culture and Inclusion in June 2007, and Vice President/ Human Resources and Labor Relations in 2009. She is a member of Air Group's Management Executive Committee.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006.

REGULATION

GENERAL

The airline industry is highly regulated.

The Department of Transportation (DOT) and the Federal Aviation Administration (FAA) exercise significant regulatory authority over air carriers.

- *DOT:* In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. Certificates do not expire, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificates. In addition, the DOT has jurisdiction over the approval of international codeshare agreements, alliance agreements between domestic major airlines, international route authorities and certain consumer protection matters, such as advertising, denied boarding compensation and baggage liability. International treaties may also contain restrictions or requirements for flying outside of the U.S.
- *FAA:* The FAA, through Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations we have established, and the FAA has approved, our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be

incorporated into our aircraft maintenance program and operations. All airlines are subject to enforcement actions that are brought by the FAA from time to time for alleged violations of FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate.

The Aviation and Transportation Security Act (the Security Act) generally provides for enhanced aviation security measures. Pursuant to the Security Act, the Transportation Security Administration (TSA) is responsible for aviation security. The Security Act imposes a $2.50 per enplanement security service fee (maximum $5.00 one-way fee), which is collected by the air carriers and submitted to the government to pay for these enhanced security measures. In addition, carriers are required to pay an amount to the TSA to cover the cost of providing security measures equal to the amount the air carriers paid for screening passengers and property in 2000. We paid $12.6 million each year to the TSA for this security charge in 2009, 2008 and 2007.

The Department of Justice has jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

AIRLINE FARES

Airlines are permitted to establish their own domestic fares without governmental regulation, and the industry is characterized by vigorous price competition. The DOT maintains authority over international (generally outside of North America) fares, rates and charges. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries we serve. Although air carriers are required to file and adhere to international fare and rate tariffs, substantial commissions, overrides and discounts given to travel agents, brokers and wholesalers characterize many international markets.

ENVIRONMENTAL MATTERS

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund Act. We are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency, OSHA, and other federal agencies have been authorized to create and enforce regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations. We maintain our safety, health and environmental programs in order to meet or exceed these requirements.

It is expected that the current federal administration will likely move forward with legislation to reduce carbon and other greenhouse gas emissions. We do not believe legislation is necessary to motivate airlines to reduce fuel burn and, in turn, reduce emissions. For example, Alaska and Horizon have transitioned or are transitioning to more fuel-efficient aircraft fleets, thereby greatly reducing our total emissions.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have established aircraft noise reduction programs, including the imposition of nighttime curfews. We believe we have sufficient scheduling flexibility to accommodate local noise restrictions.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

CUSTOMER SERVICE

Along with other domestic airlines, we have implemented a customer service commitment plan to address a number of service goals, including, but not limited to, goals relating to lowest fare availability, delays, cancellations and diversions, baggage delivery and liability, guaranteed fares and ticket refunds. All of our employees are required to periodically attend our Customer Experience Workshop to enhance our customer service focus and ultimately improve the experience our customers have when traveling with us.

In December 2009, the DOT adopted new rules effective in April 2010 that set fines of as much as $27,500 per passenger when airlines leave passengers on the aircraft for more than three hours while on the ground. These new rules are in response to recent incidents involving other airlines that resulted in lengthy tarmac delays. Bills have been introduced in several states, including the state of Washington, which propose to regulate airlines when operating in those specific states. However, we believe these bills would be preempted by federal law. We do not believe these bills are necessary.

MILEAGE PLAN PROGRAM

All major airlines have developed frequent flyer programs as a way of increasing passenger loyalty. Alaska's Mileage Plan allows members to earn mileage by flying on Alaska, Horizon and other participating airlines and by using the services of non-airline partners, which include a credit card partner, a grocery store chain, a telephone company, hotels, car rental agencies, and other businesses. Alaska is paid by non-airline partners for the miles it credits to member accounts. With advance notice, Alaska has the ability to change the Mileage Plan terms, conditions, partners, mileage credits, and award levels or to terminate the program.

Mileage can be redeemed for free or discounted travel and for various other awards. Upon accumulating the necessary mileage, members notify Alaska of their award selection. Mileage Plan accounts are generally deleted after two years of inactivity in a member's account. Over 80% of the free flight awards on Alaska and Horizon in 2009 were subject to capacity-controlled seating.

As of December 31, 2009 and 2008, approximately 3.0 million and 3.4 million, respectively, round-trip flight awards were eligible for redemption by Mileage Plan members. Of those eligible awards, we estimate that approximately 88% will ultimately be redeemed. For the years 2009, 2008 and 2007, approximately 1,190,000, 685,000 and 600,000 round-trip awards and 260,000, 410,000 and 250,000 one-way flight awards were redeemed and flown on Alaska and Horizon. These awards represent approximately 15.0%, 9.3%, and 7.0% for 2009, 2008, and 2007, respectively, of the total passenger miles flown on Alaska and Horizon. For the years 2009, 2008, and 2007, approximately 181,000, 214,000, and 243,000, respectively, round-trip flight awards were redeemed and flown on airline partners. In November 2008, we began charging a $25 fee for awards redeemed on our airline partners.

We also have awards that allow for redemption of one-half the mileage redemption rate plus 50% of the fare for eligible award travel. Our members redeemed approximately 730,000, 620,000, and 560,000 one-way equivalent awards under this program in 2009, 2008, and 2007, respectively.

We sell mileage credits to our non-airline partners. We defer a majority of the sales proceeds and recognize revenue when award transportation is provided.

OTHER INFORMATION

SEASONALITY AND OTHER FACTORS

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our profitability is generally lowest during the first and fourth quarters due principally to lower traffic. It typically increases in the second quarter and then reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- general economic conditions and resulting changes in passenger demand,
- pricing initiatives by us and our competitors,
- changes in fuel costs,
- the timing and amount of maintenance expenditures (both planned and unplanned),
- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

In addition to those factors listed above, seasonal variations in traffic, the timing of various expenditures and adverse weather conditions may affect our operating results from quarter to quarter. Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and reaccommodation of displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions (particularly in the state of Alaska and the Pacific Northwest) than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers.

INSURANCE

We carry Airline Hull, Spares and Comprehensive Legal Liability Insurance in amounts and of the type generally consistent with industry practice to cover damage to aircraft, spare parts and spare engines, as well as bodily injury and property damage to passengers and third parties. Since the September 11, 2001 attacks, this insurance program excludes coverage for War and Allied Perils, including hijacking, terrorism, malicious acts, strikes, riots, civil commotion and other identified perils. So, like other airlines, the company has purchased war risk coverage for such events through the U.S. government.

We believe that our emphasis on safety and our state-of-the-art flight deck safety technology help to control the cost of aviation insurance.

ITEM 1A. RISK FACTORS

If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. We operate in a continually changing business environment. In this environment, new risks may emerge and already identified risks may vary significantly in terms of impact and likelihood of occurrence. Management cannot predict such developments, nor can it assess the impact, if any, on our business of such new risk factors or of events described in any forward-looking statements.

ECONOMY AND FINANCE

The current economic climate has impacted demand for our product and could harm our financial condition and results of operations if the environment does not improve.

The recent economic recession resulted in a decline in demand for air travel. If the economic climate does not improve and traffic does not improve as we expect, we will likely need to adjust our capacity plans, which could harm our business, financial condition and results of operations.

Our business, financial condition, and results of operations are substantially exposed to the volatility of jet fuel prices. Increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 21% and 36% of total operating expenses for the years ended December 31, 2009 and 2008, respectively. Significant increases in average fuel costs during the past several years have negatively affected our results of operations.

Future increases in the price of jet fuel will harm our financial condition and results of operations, unless we are able to increase fares or add additional ancillary fees to attempt to recover increasing fuel costs.

Our indebtedness and other fixed obligations could increase the volatility of earnings and otherwise restrict our activities and potentially lead to liquidity constraints.

We have, and will continue to have for the foreseeable future, a significant amount of debt. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings.

Our outstanding long-term debt and other fixed obligations could have important consequences. For example, they could:

- limit our ability to obtain additional financing to fund our future capital expenditures, acquisitions, working capital or other purposes;
- require us to dedicate a material portion of our operating cash flow to fund lease payments and interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to the current economic slowdown.

Although we have historically been able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due, we cannot ensure we will be able to do so in the future. If we fail to do so, our business could be harmed.

Alaska is required to comply with specific financial covenants in certain agreements. We cannot be certain that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs.

See "Liquidity and Capital Resources" on page 44 for more detailed information about our obligations and commitments.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace.

Our defined-benefit pension plan assets are subject to market risk. If market returns are poor in the future, as they were in 2008, any future obligation to make additional cash contributions in accordance with the Pension Protection Act of 2006 could increase and harm our liquidity. Poor market returns also lead to higher pension expense in our statement of operations. The calculation of pension expense is dependent on many assumptions that are more fully described in "Critical Accounting Estimates" on page 42 and Note 8 to our consolidated financial statements.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

Aviation insurers could increase their premiums in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull and liability war risk insurance provided by the government is currently mandated through August 31, 2010. Although the government may again extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods. Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

SAFETY, COMPLIANCE AND OPERATIONAL EXCELLENCE

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft could involve a significant loss of life and result in a loss of confidence in our airlines by the flying public. We could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. We maintain liability insurance in amounts and of the type generally consistent with industry practice. However, the amount of such coverage may not be adequate to fully cover all claims and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our airlines, could cause a public perception that our airlines or the equipment they fly is less safe or reliable than other transportation alternatives, which would harm our business.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. DOT, the TSA and the FAA have issued regulations that have required significant expenditures relating to the maintenance and operation of airlines. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

If we do not maintain the privacy and security of customer-related information, we could damage our reputation, incur substantial additional costs and become subject to litigation.

We receive, retain, and transmit certain personal information about our customers. In addition, our online operations at alaskaair.com depend on the secure transmission of confidential information over public networks, including credit card information. A compromise of our security systems or those of other business partners that results in our customers' personal information being obtained by unauthorized persons could adversely affect our reputation with our customers and others, as well as our operations, results of operations, financial position and liquidity, and could result in litigation against us or the imposition of penalties. In addition, a security breach could require that we expend significant additional resources related to the security of information systems and could result in a disruption of our operations, particularly our online sales operations.

Additionally, the use of individually identifiable data by our business and our business partners is regulated at the international, federal and state levels. Privacy and information security laws and regulations change, and compliance with them may result in cost increases due to necessary systems changes and the development of new administrative processes.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry, including our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields as a result of a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

Our operations are often affected by factors beyond our control, including delays, cancellations, and other conditions, which could harm our financial condition and results of operations.

Like other airlines, our operations often are affected by delays, cancellations and other conditions caused by factors largely beyond our control.

A local dam in the Kent Valley near the Seattle-Tacoma International Airport is partly compromised. Many of the services necessary for the operation of our airlines are located in the valley, e.g., fuel supply, power, catering, reservations call centers, etc. If the area experiences heavy rains, flooding could occur and our operations could be disrupted. The Army Corps of Engineers estimates that the dam will be repaired within three to five years. We have contingency plans in place and are continuing to monitor the situation.

Other conditions that might impact our operations include:

- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions;
- increased security measures or breaches in security;
- international or domestic conflicts or terrorist activity; and
- other changes in business conditions.

Due to our geographic area of operations, we believe a large portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. A general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

STRATEGY

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles and Anchorage. A significant portion of our flights occurs to and from our Seattle hub. In 2009, passengers to and from Seattle accounted for 64% of our total passengers.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business could be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

Our failure to successfully meet cost reduction goals at both Alaska and Horizon could harm our business.

We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while achieving acceptable profit margins and return on capital. However, with our capacity reductions in 2009 and increased costs in areas such as wages and benefits, we experienced a 10% increase in non-fuel unit cost at Alaska and a 6% increase at Horizon. If we are unable to reduce our non-fuel unit costs over the long-term and achieve targeted profitability, we will likely not be able to grow our business in the future and therefore our financial results may suffer.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting and software maintenance. As part of our cost-reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future. In recent years, Alaska has subcontracted its heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Our use of outside vendors increases our exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. Although we believe that our vendor oversight and quality control is among the best in the industry, if one of our vendors fails to perform adequately we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force Alaska to renegotiate existing agreements on less favorable terms. These events could result in disruptions in Alaska's operations or increases in its cost structure.

We are dependent on a limited number of suppliers for aircraft and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many of its aircraft parts. Horizon is similarly dependent on Bombardier. Additionally, each carrier is dependent on sole suppliers for aircraft engines. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft.

INFORMATION TECHNOLOGY

We rely heavily on automated systems to operate our business, and a failure of these systems or by their operators could harm our business.

We depend on automated systems to operate our business, including our airline reservation system, our telecommunication systems, our website, our maintenance systems, our kiosk check-in terminals, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets and the majority of our customers check in using our website or our airport kiosks. We depend on our reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website, reservation system, and check-in systems must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and cause our customers to purchase tickets from another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruption in, changes to, or a breach of these systems could result in the loss of important data, an increase of our expenses and a possible temporary cessation of our operations.

BRAND AND REPUTATION

A significant increase in labor costs or change in key personnel could adversely affect our business and results of operations.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, or if we lose the services of key personnel, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed. We may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm our business.

Labor costs are a significant component of our total expenses, accounting for approximately 34% and 25% of our total operating expenses in 2009 and 2008, respectively. As of December 31, 2009, labor unions represented approximately 82% of Alaska's and 46% of Horizon's employees. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance if we agree to them. Although we have been successful in negotiating new contracts or extending existing contracts with a number of workgroups recently, future uncertainty around open contracts could be a distraction to many employees, reduce employee engagement in our business and divert management's attention from other projects and issues.

Horizon is currently in negotiations with the IBT on a new pilot agreement and has been since the contract first became amendable in September 2006. In January 2010, Horizon and the IBT filed separate requests for assistance from the NMB in our ongoing negotiations. Factoring in pay rates and productivity measures, we believe our pilot unit costs at Horizon are among the highest in the industry for the size of aircraft we operate.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including, but not limited to, American Airlines and Delta Air Lines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

AIRCRAFT

The following tables describe the aircraft we operate and their average age at December 31, 2009:

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
Alaska Airlines					
Boeing:					
737-400	144	3	24	27	14.1
737-400C* ..	72	5	—	5	17.3
737-400F* ..	—	1	—	1	10.8
737-700	124	17	2	19	9.1
737-800	157	41	10	51	2.3
737-900	172	12	—	12	7.4
Total		79	36	115	7.5
Horizon Air					
Bombardier:					
Q400	76	25	15	40	5.1
CRJ-700	70	2	16	18	7.3
Total		27	31	58	5.8

* C=Combination freighter/passenger; F=Freighter

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

Most of our owned aircraft secure long-term debt arrangements or collateralize our revolving credit facility. See further discussion in "Liquidity and Capital Resouces" on page 44.

Alaska's leased 737-400, 737-700, and 737-800 aircraft have lease expiration dates between 2010 and 2016, in 2010, and between 2015 and 2021, respectively. Alaska has four MD-80 aircraft, one owned and three under long-term lease arrangements through 2012, currently in temporary storage. Horizon's leased Q400 and CRJ-700 aircraft have expiration dates in 2018 and between 2018 and 2020, respectively. Horizon also has 16 leased Q200 aircraft and two leased CRJ-700 aircraft that are subleased to third-party carriers. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

Alaska completed its transition to an all-Boeing operating fleet during 2008. Horizon's long-term goal is to transition to an all-Q400 operating fleet. As market conditions have hindered the remarketing efforts on the CRJ-700 aircraft and as Horizon has successfully deferred future Q400 deliveries, the fleet transition plan has been delayed until market conditions improve.

The following table displays the currently anticipated fleet counts for Alaska and Horizon as of the end of each quarter in 2010. This plan assumes that we are able to remarket three CRJ-700 aircraft in the first half of 2010. Given current market conditions, there is no assurance that we will be successful in doing so.

	31-Mar-10	30-Jun-10	30-Sep-10	31-Dec-10
Alaska Airlines				
737-400	24	24	24	23
737-400C* ..	5	5	5	5
737-400F* ..	1	1	1	1
737-700	19	19	18	17
737-800	51	55	55	55
737-900	12	12	12	12
Totals	112	116	115	113
Horizon Air				
Q400	40	40	40	40
CRJ-700	18	15	15	15
Totals	58	55	55	55

* C=Combination freighter/passenger; F=Freighter

GROUND FACILITIES AND SERVICES

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) near Seattle, Wash. These include a five-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and datacenter, an office building, and corporate headquarters complex.

Alaska also leases a stores warehouse, and office space for a customer service and reservation facility in Kent, Wash. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, as well as leased reservations facilities in Phoenix, Ariz. and Boise, Idaho. Alaska uses its own employees for ground handling services at most of our airports in the state of Alaska. At other airports throughout our system, those services are contracted to various third-party vendors.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland as well as line maintenance stations in Boise, Spokane, Pasco, Eugene, Los Angeles and Seattle.

ITEM 3. LEGAL PROCEEDINGS

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August 2007. In February 2010, the arbitrator issued a final decision. The decision does not require Alaska to alter the existing subcontracting arrangements for ramp service in Seattle. The award sustains the right to subcontract other operations in the future so long as the requirements of the CBA are met. The award imposes monetary remedies which have not been fully calculated, but are not expected to be material.

Other Items

We are a party to routine litigation matters incidental to our business and with respect to which no material liability is expected.

Management believes the ultimate disposition of these matters is not likely to materially affect our financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2009, there were 35,591,008 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 3,406 shareholders of record. We also held 252,084 treasury shares at a cost of $5.7 million. We have not paid dividends on the common stock since 1992 and have no plans to do so in the foreseeable future. Our common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange.

	2009		2008	
	High	Low	High	Low
First Quarter	**$30.95**	**$13.61**	$28.56	$17.44
Second Quarter	**22.08**	**14.53**	23.00	15.34
Third Quarter	**27.99**	**17.93**	24.68	10.10
Fourth Quarter	**36.48**	**24.91**	29.74	12.89

SALES OF NON-REGISTERED SECURITIES

None

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased	Average Price Paid per Share	Maximum remaining dollar value of shares that can be purchased under the plan
June 11, 2009 – June 30, 2009 (1)	700,000	$16.89	
July 1, 2009 – July 31, 2009 (1)	624,578	$19.12	
Total	1,324,578	$17.94	$26,234,104

(1) Purchased pursuant to a $50 million repurchase plan authorized by the Board of Directors in June 2009. The plan expires after twelve months. There were no purchases under this plan subsequent to July 2009 through the end of 2009. However, we have resumed purchases subsequent to December 31, 2009.

In October 2009, Air Group delisted 7,900,000 common shares that had been held in treasury stock on the consolidated balance sheet in prior periods. The action did not impact the total number of common shares outstanding.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since December 31, 2004 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2004.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Alaska Air Group, Inc., The S&P 500 Index
And The Dow Jones US Airlines Index
$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09
Alaska Air Group, Inc.
S&P 500
Dow Jones US Airlines

*$100 invested on 12/31/04 in stock or index, including reinvestment of dividends.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	2009	2008	2007	2006	2005
Consolidated Operating Results *(audited)*					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	**$3,399.8**	$3,662.6	$3,506.0	$3,334.4	$2,975.3
Operating Expenses	**3,132.4**	3,834.8	3,295.1	3,424.6	2,808.8
Operating Income (Loss)	**267.4**	(172.2)	210.9	(90.2)	166.5
Nonoperating income (expense), net of interest capitalized (a)	**(64.5)**	(41.0)	(10.4)	(0.5)	(29.3)
Income (loss) before income tax and accounting change	**202.9**	(213.2)	200.5	(90.7)	137.2
Income (loss) before accounting change	**202.9**	(135.9)	124.3	(54.5)	84.5
Net Income (Loss)	**$ 121.6**	$ (135.9)	$ 124.3	$ (54.5)	$ (5.9)
Average basic shares outstanding	**35.815**	36.343	40.125	37.939	27.609
Average diluted shares outstanding	**36.154**	36.343	40.424	37.939	33.917
Basic earnings (loss) per share before accounting change	**$ 3.39**	$ (3.74)	$ 3.10	$ (1.44)	$ 3.06
Basic earnings (loss) per share	**3.39**	(3.74)	3.10	(1.44)	(0.21)
Diluted earnings (loss) per share before accounting change	**3.36**	(3.74)	3.07	(1.44)	2.65
Diluted earnings (loss) per share	**3.36**	(3.74)	3.07	(1.44)	(0.01)
Consolidated Financial Position *(audited)*					
At End of Period (in millions, except ratio):					
Total assets	**$4,985.0**	$4,835.6	$4,490.9	$4,077.1	$3,792.0
Long-term debt and capital lease obligations, net of current portion	**1,699.2**	1,596.3	1,124.6	1,031.7	969.1
Shareholders' equity	**872.1**	661.9	1,025.4	886.5	827.6
Ratio of earnings to fixed charges (b) *(unaudited)*	**1.92**	(0.10)	1.83	0.40	1.72
Statistics *(unaudited)*					
Alaska Airlines Mainline Operating Data:					
Revenue passengers (000)	**15,561**	16,809	17,558	17,165	16,759
Revenue passenger miles (RPM) (000,000)	**18,362**	18,712	18,451	17,822	16,915
Available seat miles (ASM) (000,000)	**23,144**	24,218	24,208	23,278	22,292
Revenue passenger load factor	**79.3%**	77.3%	76.2%	76.6%	75.9%
Yield per passenger mile	**13.28¢**	14.13¢	13.81¢	13.76¢	12.91¢
Operating revenues per ASM	**11.74¢**	12.06¢	11.52¢	11.50¢	10.76¢
Operating expenses per ASM	**10.78¢**	12.54¢	10.55¢	11.93¢	10.14¢
Operating expenses per ASM, excluding fuel and noted items (d)	**8.26¢**	7.49¢	7.50¢	7.76¢	7.90¢
Average number of full-time equivalent employees	**8,915**	9,628	9,679	9,322	9,065
Operating fleet at period-end	**115**	110	115	114	110
Horizon Air Combined Operating Data (c):					
Revenue passengers (000)	**6,759**	7,390	7,552	6,860	6,481
Revenue passenger miles (RPM) (000,000)	**2,408**	2,635	2,918	2,691	2,475
Available seat miles (ASM) (000,000)	**3,292**	3,617	3,978	3,632	3,400
Revenue passenger load factor	**73.1%**	72.9%	73.4%	74.1%	72.8%
Yield per passenger mile	**26.73¢**	27.43¢	24.30¢	23.53¢	21.98¢
Operating revenues per ASM	**19.88¢**	20.29¢	18.06¢	17.73¢	16.36¢
Operating expenses per ASM	**18.64¢**	21.42¢	18.07¢	17.41¢	15.50¢
Operating expenses per ASM, excluding fuel and noted items (d)	**15.33¢**	14.52¢	14.58¢	14.20¢	13.36¢
Average number of full-time equivalent employees	**3,308**	3,699	3,897	3,611	3,456
Operating fleet at period-end	**58**	59	70	69	65

(a) Includes capitalized interest of $7.6 million, $23.2 million, $27.8 million, $24.7 million, $8.9 million, $1.7 million, $2.3 million, $2.7 million, $10.6 million, $17.7 million, and $12.6 million for 2009, 2008, 2007, 2006, 2005, 2004, 2003, 2002, 2001, 2000, and 1999, respectively.

(b) For 2008, 2006, 2004, 2002, 2001, and 2000 earnings are inadequate to cover fixed charges by $236.4 million, $115.4 million, $17.4 million, $99.5 million, $69.1 million, and $44.6 million, respectively. See Exhibit 12.1 to this Form 10-K.

	2004	2003	2002	2001	2000	1999
Consolidated Operating Results *(audited)*						
Year Ended December 31 (in millions, except per share amounts):						
Operating Revenues	$2,723.8	$2,444.8	$2,224.1	$2,152.8	$2,194.0	$2,091.5
Operating Expenses	2,718.1	2,455.9	2,317.3	2,279.1	2,227.1	1,901.7
Operating Income (Loss)	5.7	(11.1)	(93.2)	(126.3)	(33.1)	189.8
Nonoperating income (expense), net of interest capitalized (a)	(26.3)	40.1	(8.6)	62.8	6.2	23.2
Income (loss) before income tax and accounting change	(20.6)	29.0	(101.8)	(63.5)	(26.9)	213.0
Income (loss) before accounting change	(15.3)	13.5	(67.2)	(43.4)	(20.4)	129.4
Net Income (Loss)	$ (15.3)	$ 13.5	$ (118.6)	$ (43.4)	$ (67.2)	$ 129.4
Average basic shares outstanding						
Average diluted shares outstanding	26.859	26.648	26.546	26.499	26.440	26.372
Basic earnings (loss) per share before accounting change	26.859	26.730	26.546	26.499	26.440	26.507
Basic earnings (loss) per share	$ (0.57)	$ 0.51	$ (2.53)	$ (1.64)	$ (0.77)	$ 4.91
Diluted earnings (loss) per share before accounting change	(0.57)	0.51	(4.47)	(1.64)	(2.54)	4.91
Diluted earnings (loss) per share	(0.57)	0.51	(2.53)	(1.64)	(0.77)	4.88
Consolidated Financial Position *(audited)*	(0.57)	0.51	(4.47)	(1.64)	(2.54)	4.88
At End of Period (in millions, except ratio):						
Total assets	$3,335.0	$3,259.2	$2,880.7	$2,950.5	$2,528.1	$2,196.0
Long-term debt and capital lease obligations, net of current portion	989.6	906.9	856.7	852.2	509.2	337.0
Shareholders' equity	664.8	674.2	655.7	851.3	895.1	959.2
Ratio of earnings to fixed charges (b) *(unaudited)*	0.89	1.22	0.28	0.48	0.66	3.07
Statistics *(unaudited)*						
Alaska Airlines Mainline Operating Data:						
Revenue passengers (000)	16,295	15,047	14,154	13,668	13,525	13,620
Revenue passenger miles (RPM) (000,000)	16,231	14,554	13,186	12,249	11,986	11,777
Available seat miles (ASM) (000,000)	22,276	20,804	19,360	17,919	17,315	17,341
Revenue passenger load factor	72.9%	70.0%	68.1%	68.4%	69.2%	67.9%
Yield per passenger mile	12.47¢	12.65¢	12.65¢	13.12¢	13.56¢	12.86¢
Operating revenues per ASM	10.02¢	9.74¢	9.47¢	9.84¢	10.20¢	9.75¢
Operating expenses per ASM	10.07¢	9.81¢	9.87¢	10.24¢	10.35¢	9.81¢
Operating expenses per ASM, excluding fuel and noted items (d)	7.92¢	8.34¢	8.52¢	8.73¢	8.54¢	8.63¢
Average number of full-time equivalent employees	9,968	10,040	10,142	10,115	9,611	9,183
Operating fleet at period-end	108	109	102	101	95	89
Horizon Air Combined Operating Data (c):						
Revenue passengers (000)	5,930	4,934	4,815	4,668	5,044	4,984
Revenue passenger miles (RPM) (000,000)	2,155	1,640	1,514	1,350	1,428	1,379
Available seat miles (ASM) (000,000)	3,107	2,569	2,428	2,148	2,299	2,194
Revenue passenger load factor	69.3%	63.9%	62.4%	62.8%	62.1%	62.9%
Yield per passenger mile	22.61¢	26.96¢	26.02¢	28.15¢	29.82¢	28.77¢
Operating revenues per ASM	16.20¢	18.06¢	17.29¢	19.02¢	19.27¢	18.96¢
Operating expenses per ASM	15.57¢	17.79¢	17.87¢	21.02¢	19.53¢	17.74¢
Operating expenses per ASM, excluding fuel and noted items (d)	13.58¢	15.80¢	15.99¢	18.48¢	16.48¢	15.79¢
Average number of full-time equivalent employees	3,423	3,361	3,476	3,764	3,795	3,603
Operating fleet at period-end	65	62	63	60	62	62

(c) Includes Horizon services operated as Frontier JetExpress in 2004 through 2007 and flights operated under the Capacity Purchase Agreement with Alaska in 2007 through 2009.

(d) See reconciliation of this measure to the most directly related GAAP measure in the "Results of Operations" section for both Alaska and Horizon.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to – and should be read in conjunction with – our consolidated financial statements and the accompanying notes. All statements in the following discussion that are not statements of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note and the risks mentioned in Part I, "Item 1A. Risk Factors." This overview summarizes the MD&A, which includes the following sections:

- *Year in Review*—highlights from 2009 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of operations of Alaska and Horizon for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. Financial and statistical data for Alaska and Horizon are also included here. This section includes forward-looking statements regarding our view of 2010.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, an overview of financial position and the impact of inflation and changing prices.

YEAR IN REVIEW

Our 2009 consolidated pretax income was $202.9 million compared to a pretax loss of $213.2 million in 2008. The $416.1 million improvement in our pretax earnings was primarily due to the $702.4 million decline in aircraft fuel costs and other non-fuel operating costs, partially offset by a $262.8 million decline in operating revenues. The decline in fuel cost was substantially driven by the 43% reduction in the raw cost of fuel per gallon. The 7.2% decline in operating revenues can be attributed to the following:

- a 7.9% decline in passenger revenue because of demand weakness stemming from the economic recession; and
- a one-time benefit of $42.3 million recorded in 2008 associated with a change in our Mileage Plan terms.

These declines were offset by:

- our new $15 first bag service charge, which went into effect on July 7, 2009. In 2009, the fee generated $47.4 million of incremental revenue.
- a $39.7 million improvement in Mileage Plan commission revenues included in "Other-net."

See "Results of Operations" below for further discussion of changes in revenues and operating expenses for both Alaska and Horizon.

Accomplishments and Highlights

Accomplishments and highlights from 2009 include:

- Alaska and Horizon both improved their operational performance again in 2009 as measured by on-time arrivals and completion rate as reported to the Department of Transportation (DOT). At Alaska, we led the ten largest carriers in on-time performance for eight months of the year. If Horizon were a DOT reporting entity, they would have led reporting mainland US carriers for the year with their 86.1% on-time performance in 2009.

- For the second year in a row, Alaska Airlines ranked "Highest in Customer Satisfaction among Traditional Network Carriers" in 2009 by J.D. Power and Associates.
- Alaska won the 2008 "Program of the Year" Freddie award for our Mileage Plan program in 2009. This is the fifth time that we have won this highest award and the second year in a row. We also won top honors for "Best Web Site," "Best Elite-Level Program," and "Best Member Communications."
- During the year, we reached agreements with several of our labor groups that provide for improved productivity and a common gain-sharing formula. See "Update on Labor Negotiations" below for further discussion.
- For the year, our employees earned $76 million in incentive pay for meeting certain operational and financial goals. We also contributed nearly $150 million to Alaska's defined benefit pension plans.

Update on Labor Negotiations

Both Alaska and Horizon have had success recently with new bargaining agreements or contract extensions with a number of represented employees. All of the new agreements or extensions ratified in 2009 include participation by the represented employees in Air Group's Performance-Based Pay (PBP) incentive plan as approved by the Compensation Committee of the Board of Directors. PBP is described in Note 8 to the consolidated financial statements. Our ultimate goal is to include all Air Group employees in PBP in order to have common goals and targets that everyone is working together to achieve.

New Alaska Pilot Contract

On May 19, 2009, Alaska's pilots, represented by the Air Line Pilots Association, ratified a new four-year contract. This negotiated agreement replaces the contract that had been in place since May 1, 2005. The terms of the 2005 contract were the result of an arbitrator's decision and included immediate wage reductions that averaged approximately 26% across the pilot group, work rule changes, and higher employee health care contributions.

The significant terms of the new contract are as follows:

- Average pilot wages increased approximately 14% effective April 1, 2009. The contract also provides for step increases of 1.5% on the first two anniversary dates of the contract and 1.8% on the third anniversary.
- Participation in PBP.
- The defined-benefit pension plan for pilots is now closed to new entrants. Newly hired pilots will participate in a defined-contribution plan that includes a contribution by Alaska equal to 13.5% of eligible wages. Incumbents had the option of (1) remaining in the defined-benefit pension plan, (2) moving to a new blended option with lower service credit under the defined benefit plan and higher 401(k) contribution or (3) voluntarily freezing service credit in the existing defined benefit plan in exchange for a higher 401(k) contribution.
- Upon retirement, pilots are now allowed to receive a cash payment of an amount equivalent to 25% of their accrued sick leave balance multiplied by their hourly rate.
- The new contract provides for better productivity and flexibility. We expect to realize savings from these productivity enhancements when we resume capacity growth.

Pilots received a one-time bonus of $20.3 million in the aggregate following ratification of the contract. The transition expense associated with establishing the sick-leave payout program described above was $15.5 million. These items have been combined and reported in 2009 as "New pilot contract transition costs" in the consolidated statements of operations.

Contract Extensions at Alaska

In March 2009, Alaska's flight attendants, represented by the AFA, ratified a two-year contract extension. The contract will become amendable in April 2012. As part of the contract, flight attendants will receive a 1.5% pay increase on May 1, 2010 and May 1, 2011 and will participate in PBP. The flight attendants received a bonus upon ratification of the contract totaling $2.0 million in the aggregate.

In August 2009, Alaska and its aircraft technicians reached an agreement on a two-year contract extension. The extended contract, which becomes amendable on October 17, 2011, provides technicians with 1.5% pay scale increases in October 2009 and 2010. Technicians now also participate in PBP. The technicians received a bonus upon ratification of the contract totaling $1.3 million in the aggregate.

In December 2009, Alaska's ramp service and stores agents, represented by the IAM, ratified a two-year extension of their collective bargaining agreement, which will now become amendable on July 19, 2012. This agreement includes participation in PBP, a 1.5% pay increase in June 2010 and 2011, and a signing bonus of approximately $0.5 million in the aggregate.

Alaska's clerical, office and passenger service employees (COPS), also represented by the IAM, rejected a two-year extension proposal nearly identical to the terms of the proposal ratified by the ramp service employees and stores agents. As a result, COPS employees are the only remaining work group at Alaska, besides station personnel in Mexico, that participate in a profit-sharing plan other than PBP.

Horizon Labor Contracts

Horizon's dispatchers, represented by the TWU, ratified a new contract in July 2009, expiring in October 2010. This contract includes a transition from the former profit-sharing plan to PBP.

In December 2009, Horizon's flight attendants, represented by the AFA, ratified a new two-year contract. The agreement includes participation in PBP in 2009 and beyond, at least a 3% pay increase over the life of the contract, and a signing bonus of $0.3 million in the aggregate.

Historically, only a small percentage of non-represented employees at Horizon participated in the PBP plan. To better align the incentive plans for this group with other Horizon and Alaska employees, Horizon has also added all remaining non-represented employees (approximately 1,400 people) to the PBP plan in 2009.

Horizon is currently in negotiations with its pilots and aircraft technicians. Horizon and the IBT recently filed separate requests for assistance for the NMB in the ongoing pilot contract negotiations. Horizon's aircraft technicians voted in 2009 to be represented by the IBT. They were previously represented by the Aircraft Mechanics Fraternal Association. Horizon's pilots and mechanics remain in a profit-sharing plan program other than PBP.

Horizon Fleet Transition

Horizon's long-term goal is to transition to an all-Q400 fleet. In the first quarter of 2009, Horizon removed the final six Q200 aircraft from operations. These aircraft were disposed of in the last six months of 2009 and the related lease agreements were terminated. We recorded charges of $8.8 million in 2009 associated with removing these aircraft from operation.

Although we have been actively pursuing various alternatives to dispose of our 18 CRJ-700 aircraft in the most economically feasible way, the current economic conditions have hindered the remarketing efforts. As a result, the transition to an all-Q400 fleet will be delayed and we will continue to operate the CRJ-700 aircraft in our operating fleet. We have successfully deferred 2010 and 2011 Q400 deliveries into future years to better manage our fleet size and capacity plans.

New Mileage Plan Affinity Card Agreement

In June 2009, we revised our Mileage Plan affinity credit card agreement with Bank of America. This revised agreement enhances the economics of our Mileage Plan program and provides for, among other things, an increase in the rate at which we sell miles to the bank. This revised agreement was effective January 1, 2009 and expires on December 31, 2014.

First Bag Service Charge

In 2009, we joined nearly all major domestic carriers in charging for a first checked bag. The

$15 service charge began July 7, 2009. This fee does not apply to our MVP or MVP Gold Mileage Plan members, for those traveling solely with the state of Alaska, or for certain other passengers. This service charge generated $47.4 million of incremental revenue in the last six months of 2009.

New Baggage Service Guarantee

Concurrent with the first bag service charge, we introduced a guarantee to compensate passengers if their bags are not at the baggage claim within 25 minutes after their flight parks at the gate. Passengers have the choice of 2,500 Mileage Plan miles or a $25 voucher that can be used on a future flight. This guarantee is for all passengers with luggage, including those not subject to the bag service charge. We believe that we are the only airline that offers this guarantee to customers. To date, the cost of providing this guarantee has been minimal as our baggage performance has been excellent.

New Markets

In 2009, Alaska added several new cities and non-stop routes to our overall network. Those new routes are:

New Non-Stop Routes	Frequency	Start Date
Between Bellingham, Wash. and Las Vegas	4 x weekly	6/25/2009
Between Portland, Ore. and Maui	Daily	7/3/2009
Between Seattle and Austin, Tex.	Daily	8/3/2009
Between San Jose and Austin	Daily	9/2/2009
Between Seattle and Houston	Daily	9/23/2009
Between Seattle and Atlanta	Daily	10/23/2009
Between Oakland, Calif. and Maui	4 x weekly	11/9/2009
Between Oakland and Kona	3 x weekly	11/10/2009
Service between Portland and Chicago	Daily	11/16/2009

Horizon also announced expanded seasonal service to Mammoth Lakes, Calif. from San Jose, Reno, Seattle and Portland. The flights will operate from December 17, 2009 to April 11, 2010.

Stock Repurchase

In June 2009, our Board of Directors authorized the Company to repurchase up to $50 million of our common stock, at which time the stock price was $15.60. Through December 31, 2009, we had repurchased 1,324,578 shares of common stock for approximately $23.8 million under this program. This program expires in June 2010.

Outlook

Our primary focus every year is to run safe, compliant and reliable operations at our airlines. In addition to our primary objective, in 2010 our key initiative is to maintain our focus on optimizing revenue. Our specific focus will be on the way we merchandise fares and ancillary products and services, as well as broader employee involvement in our marketing efforts. In addition to the focus on revenue, both of our airlines have initiatives under way designed to reduce costs. Alaska is focused on improving productivity and controlling overhead. Horizon aims to reduce maintenance costs and pilot labor costs.

Our fourth quarter 2009 revenue performance marked the first quarter-over-quarter improvement in the top line in 2009, providing a solid outlook as we move into 2010.

For the first quarter, our advance booked load factors are up significantly at both Alaska and Horizon, although we expect the higher load factors, which were driven by deep price discounting, will be offset by a decline in yields, resulting in only modest unit revenue increases in the first quarter.

RESULTS OF OPERATIONS

2009 COMPARED WITH 2008

Our consolidated net income for 2009 was $121.6 million, or $3.36 per diluted share, compared to a net loss of $135.9 million, or $3.74 per share, in 2008. Items that impact the comparability between the periods are as follows:

- Both periods include adjustments to reflect timing of gain and loss recognition resulting from mark-to-market fuel hedge accounting. For 2009, we recognized net mark-to-market gains of $88.8 million ($55.2 million after tax, or $1.53 per share), compared to net losses of $142.3 million ($89.2 million after tax, or $2.46 per share) in 2008.

- 2009 included the new pilot contract transition costs of $35.8 million ($22.3 million after tax, or $0.62 per share).
- 2008 included fleet transition costs of $61.0 million ($38.2 million after tax, or $1.05 per share) related to the ongoing transitions out of the MD-80 and CRJ-700 fleets.
- 2008 included realized losses on the early termination of fuel-hedge contracts originally scheduled to settle in 2009 and 2010 of $50 million ($31.3 million after tax, or $0.86 per share).
- 2008 included a $42.3 million benefit ($26.5 million after tax, or $0.73 per share) related to a change in the terms of our Mileage Plan program.
- 2008 included restructuring charges of $12.9 million ($8.1 million after tax, or $0.22 per share) related to the reduction in work force at Alaska.

ADJUSTED (NON-GAAP) RESULTS AND PER-SHARE AMOUNTS

We believe disclosure of earnings excluding the impact of these individual charges is useful information to investors because:

- It is consistent with how we present information in our quarterly earnings press releases;
- We believe it is the basis by which we are evaluated by industry analysts;
- Our results excluding these items are most often used in internal management and board reporting and decision-making;
- Our results excluding these adjustments serve as the basis for our various employee incentive plans, thus the information allows investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations; and
- It is useful to monitor performance without these items as it improves a reader's ability to compare our results to those of other airlines.

Although we are presenting these non-GAAP amounts for the reasons above, investors and other readers should not necessarily conclude that these amounts are non-recurring, infrequent, or unusual in nature.

Excluding the items noted above, and as shown in the following table, our consolidated net income for 2009 was $88.7 million, or $2.45 per diluted share, compared to $4.4 million, or $0.12 per diluted share, in 2008.

	Years Ended December 31			
	2009		2008	
(in millions except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS, excluding noted items	**$ 88.7**	**$ 2.45**	$ 4.4	$ 0.12
Change in Mileage Plan terms, net of tax	—	—	26.5	0.73
New pilot contract transition costs, net of tax	**(22.3)**	**(0.62)**	—	—
Restructuring charges, net of tax	—	—	(8.1)	(0.22)
Fleet transition costs – MD-80, net of tax	—	—	(29.8)	(0.82)
Fleet transition costs – CRJ-700, net of tax	—	—	(8.4)	(0.23)
Mark-to-market fuel hedge adjustments, net of tax	**55.2**	**1.53**	(89.2)	(2.46)
Realized losses on hedge portfolio restructuring, net of tax	—	—	(31.3)	(0.86)
Net income and diluted EPS as reported	**$121.6**	**$ 3.36**	$(135.9)	$(3.74)

INDIVIDUAL SUBSIDIARY RESULTS

Our consolidated results are primarily driven by the results of our two operating carriers. Alaska and Horizon reported pretax income of $183.8 million and $22.8 million, respectively, in 2009. Financial and statistical data and an in -depth discussion of the results of Alaska and Horizon are on the following pages. For a reconciliation of these subsidiary results to the consolidated results of Air Group, see Note 13 in the consolidated financial statements.

ALASKA AIRLINES FINANCIAL AND STATISTICAL DATA

	Three Months Ended December 31			Year Ended December 31				
	2009	2008	% Change	2009	2008	% Change	2007	% Change
Financial Data (in millions)								
Operating Revenues:								
Passenger	**$594.5**	$602.5	(1.3)	**$2,438.8**	$2,643.7	(7.8)	$2,547.2	3.8
Freight and mail	**22.5**	22.2	1.4	**91.5**	99.3	(7.9)	94.2	5.4
Other—net	**50.8**	34.0	49.4	**187.3**	135.2	38.5	147.1	(8.1)
Change in Mileage Plan terms	**—**	—	NM	**—**	42.3	NM	—	NM
Total mainline operating revenues	**667.8**	658.7	1.4	**2,717.6**	2,920.5	(6.9)	2,788.5	4.7
Passenger—purchased capacity	**77.0**	66.9	15.1	**288.4**	300.8	(4.1)	281.4	6.9
Total Operating Revenues	**744.8**	725.6	2.6	**3,006.0**	3,221.3	(6.7)	3,069.9	4.9
Operating Expenses:								
Wages and benefits	**197.7**	183.8	7.6	**792.6**	742.7	6.7	753.9	(1.5)
Variable incentive pay	**17.6**	5.0	252.0	**61.6**	15.8	289.9	13.5	17.0
Aircraft fuel, including hedging gains and losses	**143.1**	298.4	(52.0)	**549.0**	1,162.4	(52.8)	737.5	57.6
Aircraft maintenance	**40.5**	38.5	5.2	**169.9**	150.6	12.8	149.8	0.5
Aircraft rent	**27.2**	23.8	14.3	**109.0**	106.2	2.6	112.8	(5.9)
Landing fees and other rentals	**42.4**	40.8	3.9	**166.8**	167.7	(0.5)	170.1	(1.4)
Contracted services	**30.3**	29.7	2.0	**118.9**	130.2	(8.7)	124.1	4.9
Selling expenses	**27.9**	20.4	36.8	**104.7**	116.0	(9.7)	129.3	(10.3)
Depreciation and amortization	**45.9**	42.7	7.5	**178.5**	165.9	7.6	142.3	16.6
Food and beverage service	**12.8**	11.2	14.3	**47.7**	48.3	(1.2)	46.9	3.0
Other	**41.9**	40.1	4.5	**161.2**	170.3	(5.3)	173.1	(1.6)
New pilot contract transition costs	**—**	—	NM	**35.8**	—	NM	—	NM
Restructuring charges	**—**	9.2	NM	**—**	12.9	NM	—	NM
Fleet transition costs—MD-80	**—**	—	NM	**—**	47.5	NM	—	NM
Total mainline operating expenses	**627.3**	743.6	(15.6)	**2,495.7**	3,036.5	(17.8)	2,553.3	18.9
Purchased capacity costs	**75.2**	66.9	12.4	**281.5**	313.7	(10.3)	302.8	3.6
Total Operating Expenses	**702.5**	810.5	(13.3)	**2,777.2**	3,350.2	(17.1)	2,856.1	17.3
Operating Income (Loss)	**42.3**	(84.9)	NM	**228.8**	(128.9)	NM	213.8	NM
Interest income	**9.4**	13.1		**38.6**	51.3		64.8	
Interest expense	**(20.6)**	(25.0)		**(88.1)**	(92.5)		(86.2)	
Interest capitalized	**1.6**	4.1		**7.3**	20.2		25.7	
Other—net	**2.5**	(0.7)		**(2.8)**	(3.4)		(3.1)	
	(7.1)	(8.5)		**(45.0)**	(24.4)		1.2	
Income (Loss) Before Income Tax	**$ 35.2**	$ (93.4)	NM	**$ 183.8**	$ (153.3)	NM	$ 215.0	NM
Mainline Operating Statistics:								
Revenue passengers (000)	**3,765**	3,772	(0.2)	**15,561**	16,809	(7.4)	17,558	(4.3)
RPMs (000,000) "traffic"	**4,550**	4,302	5.8	**18,362**	18,712	(1.9)	18,451	1.4
ASMs (000,000) "capacity"	**5,675**	5,590	1.5	**23,144**	24,218	(4.4)	24,208	0.0
Passenger load factor	**80.2%**	77.0%	3.2pts	**79.3%**	77.3%	2.0pts	76.2%	1.1pts
Yield per passenger mile	**13.07¢**	14.01¢	(6.7)	**13.28¢**	14.13¢	(6.0)	13.81¢	2.3
Operating revenues per ASM "RASM"	**11.77¢**	11.78¢	(0.1)	**11.74¢**	12.06¢	(2.7)	11.52¢	4.7
Change in Mileage Plan terms per ASM	**—**	—	NM	**—**	0.17¢	NM	—	NM
Passenger revenue per ASM "PRASM"	**10.48¢**	10.78¢	(2.8)	**10.54¢**	10.92¢	(3.5)	10.52¢	3.7
Operating expenses per ASM	**11.05¢**	13.30¢	(16.9)	**10.78¢**	12.54¢	(14.0)	10.55¢	18.9
Operating expenses per ASM, excluding fuel, new pilot contract transition costs, restructuring charges and fleet transition costs	**8.53¢**	7.80¢	9.4	**8.26¢**	7.49¢	10.2	7.50¢	(0.1)
Aircraft fuel cost per gallon	**$ 1.91**	$ 3.95	(51.6)	**$ 1.81**	$ 3.48	(48.0)	$ 2.08	67.3
Economic fuel cost per gallon	**$ 2.26**	$ 2.52	(10.3)	**$ 2.05**	$ 3.00	(31.7)	$ 2.20	36.4
Fuel gallons (000,000)	**75.0**	75.5	(0.7)	**304.9**	333.8	(8.7)	354.3	(5.8)
Average number of full-time equivalent employees	**8,701**	9,156	(5.0)	**8,915**	9,628	(7.4)	9,679	(0.5)
Aircraft utilization (blk hrs/day)	**9.3**	10.0	(7.0)	**9.8**	10.6	(7.5)	10.9	(2.8)
Average aircraft stage length (miles)	**1,058**	995	6.3	**1,034**	979	5.6	926	5.7
Operating fleet at period-end	**115**	110	5 a/c	**115**	110	5 a/c	115	(5)a/c
Purchased Capacity Operating Statistics:								
RPMs (000,000)	**276**	227	21.6	**1,053**	1,100	(4.3)	1,099	0.1
ASMs (000,000)	**373**	316	18.0	**1,431**	1,469	(2.6)	1,453	1.1
Passenger load factor	**74.0%**	71.8%	2.2pts	**73.6%**	74.9%	(1.3)pts	75.6%	(0.7)pts
Yield per passenger mile	**27.90¢**	29.47¢	(5.3)	**27.39¢**	27.35¢	0.1	25.61¢	6.8
RASM	**20.64¢**	21.17¢	(2.5)	**20.15¢**	20.48¢	(1.6)	19.37¢	5.7
Operating expenses per ASM	**20.16¢**	21.17¢	(4.8)	**19.67¢**	21.35¢	(7.9)	20.84¢	2.4

NM = Not Meaningful

ALASKA AIRLINES

Alaska reported income before income taxes of $183.8 million in 2009 compared to a loss before income taxes of $153.3 million in 2008. Excluding certain items as noted in the table below, Alaska would have reported income before income taxes of $145.9 million in 2009, compared to $25.2 million in 2008. See the previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

(in millions)	Years Ended December 31	
	2009	2008
Income before income taxes, excluding items below	**$145.9**	$ 25.2
Change in Mileage Plan terms	**—**	42.3
New pilot contract transition costs	**(35.8)**	—
Restructuring charges	**—**	(12.9)
Fleet transition costs – MD-80	**—**	(47.5)
Mark-to-market fuel hedge adjustments	**73.7**	(118.9)
Realized losses on hedge portfolio restructuring	**—**	(41.5)
Income (loss) before income taxes as reported	**$183.8**	$(153.3)

The discussion below outlines significant variances between the two periods.

ALASKA REVENUES

Total operating revenues declined $215.3 million, or 6.7%, during 2009 compared to 2008. The changes are summarized in the following table:

(in millions)	Years Ended December 31		
	2009	2008	% Change
Passenger revenue—mainline	**$2,438.8**	$2,643.7	(7.8)
Freight and mail	**91.5**	99.3	(7.9)
Other—net	**187.3**	135.2	38.5
Change in Mileage Plan terms	**—**	42.3	NM
Total mainline operating revenues	**$2,717.6**	$2,920.5	(6.9)
Passenger revenue—purchased capacity	**288.4**	300.8	(4.1)
Total operating revenues	**$3,006.0**	$3,221.3	(6.7)

NM = Not Meaningful

Operating Revenues—Mainline

Mainline passenger revenue in 2009 fell by 7.8% on a 4.4% reduction in capacity. There was a 3.5% decline in PRASM, which was driven by a 6.0% drop in ticket yield compared to 2008, partially offset by a two-point increase in load factor.

Passenger revenues were also bolstered by the implementation of our first-checked-bag fee in the third quarter of 2009 ($34.5 million) and the full-year impact of our second-checked-bag fee implemented in the third quarter of 2008, partially offset by a decline in other fees that resulted from fewer passengers.

Freight and mail revenue decreased $7.8 million, or 7.9%, primarily as a result of lower mail volumes and yield and lower freight fuel surcharges because of the decline in fuel prices in 2009, partially offset by higher freight volumes and better freight pricing.

Other—net revenue increased $52.1 million, or 38.5%, from 2008. Mileage Plan revenue increased by $50.0 million primarily because of an increase in the rate paid to us by our credit card partner under the affinity card agreement and an increase in the number of miles needed to redeem a travel award. This change reduces our estimate of the fair value of a mile and results in a lower amount deferred as a liability for future travel and increases the amount of commission revenue we record when miles are sold.

Passenger Revenue—Purchased Capacity

Passenger revenue—purchased capacity flying fell by $12.4 million over the same period of last year because of a 2.6% decline in capacity combined with a 1.6% decrease in unit revenue compared to the prior year. Unit revenue dropped as a result of a 1.3-point decline in load factor on flat ticket yield.

ALASKA EXPENSES

For 2009, total operating expenses decreased $573.0 million or 17.1% compared to 2008 as a result of lower mainline operating costs, most notably aircraft fuel and fleet transition charges, partially offset by higher wages and benefits and new pilot contract transition costs.

We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management:

	Years Ended December 31		
(in millions)	2009	2008	% Change
Mainline fuel expense	**$ 549.0**	$1,162.4	(52.8)
Mainline non-fuel expenses	**1,946.7**	1,874.1	3.9
Mainline operating expenses	**$2,495.7**	$3,036.5	(17.8)
Purchased capacity costs	**281.5**	313.7	(10.3)
Total Operating Expenses	**$2,777.2**	$3,350.2	(17.1)

Mainline Operating Expenses

Total mainline operating expenses declined $540.8 million or 17.8% during 2009 compared to the prior year. Significant operating expense variances from 2008 are more fully described below.

Wages and Benefits

Wages and benefits were up $49.9 million, or 6.7%, compared to 2008. The primary components of wages and benefits are shown in the following table:

	Years Ended December 31		
(in millions)	2009	2008	% Change
Wages	**$540.4**	$547.1	(1.2)
Pension and defined-contribution retirement benefits	**114.8**	68.7	67.1
Medical benefits	**83.3**	72.3	15.2
Other benefits and payroll taxes	**54.1**	54.6	(0.9)
Total wages and benefits	**$792.6**	$742.7	6.7

Wages declined 1.2% on a 7.4% reduction in FTEs compared to 2008. Wages have not declined in step with the FTE reduction because of higher wage rates for the pilot group in connection with their new contract and increased average wages for certain other employees stemming from higher average seniority.

The 67.1% increase in pension and other retirement-related benefits is primarily due to a $45.0 million increase in our defined-benefit pension cost driven by the significant decline in the market value of pension assets at the end of 2008.

Medical benefits increased 15.2% from the prior year primarily as a result of an increase in the post-retirement medical expense for the pilot group in connection with their new contract and an increase in overall medical costs.

We expect wages and benefits to decline in 2010 as compared to 2009 because of a significant decline in our defined-benefit pension cost, and productivity and overhead reduction initiatives that should reduce the average number of full-time equivalent employees. These declines will likely be partially offset by increased pilot wage rates stemming from the full year impact of the 2009 contract, normal step and scale wage increases in other represented employee groups, and higher employee and retiree medical costs.

Variable Incentive Pay

Variable incentive pay expense increased from $15.8 million in 2008 to $61.6 million in 2009. The increase is partially due to the fact that in 2009, our financial and operational results exceeded targets established by our Board. In 2008, our performance fell short of targets. The increase can also be attributed to the addition of pilots, flight attendants and mechanics to the PBP incentive plan.

Over the long term, our plan is designed to pay at target, although we may or may not meet those targets in any single year. At target, we estimate the PBP expense would be $30 million and aggregate incentive pay for all plans would be approximately $40 million to $45 million for 2010, which would be lower than in 2009.

Aircraft Fuel

Aircraft fuel expense includes both *raw fuel expense* (as defined below) plus the effect of mark-to-market adjustments to our fuel hedge portfolio included in our consolidated statement of operations as the value of that portfolio increases and decreases. Our aircraft fuel expense is very volatile, even between quarters, because it includes these gains or losses in the value of the underlying instrument as crude oil prices and refining margins increase or decrease. *Raw fuel expense* is defined as the price that we generally pay at the airport, or the "into-plane" price, including taxes and fees. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. *Raw fuel expense* approximates cash paid to suppliers and does not reflect the effect of our fuel hedges.

Aircraft fuel expense declined $613.4 million, or 52.8%, compared to 2008. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2009	**2008**	**% Change**
Fuel gallons consumed	**304.9**	333.8	(8.7)
Raw price per gallon	**$ 1.88**	$ 3.31	(43.2)
Total raw fuel expense	**$572.3**	$1,103.8	(48.2)
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**(23.3)**	58.6	NM
Aircraft fuel expense	**$549.0**	$1,162.4	(52.8)

NM = Not meaningful

Fuel gallons consumed declined 8.7%, primarily as a result of a 6.6% reduction in aircraft flight hours and the improved fuel efficiency of our fleet as we completed the transition to newer, more fuel-efficient B737-800 aircraft in the second half of 2008.

The raw fuel price per gallon declined 43.2% as a result of lower West Coast jet fuel prices driven by lower crude oil costs and refining margins.

We also evaluate economic fuel expense, which we define as raw fuel expense less the cash we receive from hedge counterparties for hedges that settle during the period, offset by the premium expense that we paid for those contracts. A key difference between aircraft fuel expense and economic fuel expense is the timing of gain or loss recognition on our hedge portfolio. When we refer to economic fuel expense, we include gains and losses only when they are realized for those contracts that were settled during the period based on their original contract terms. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2009	**2008**	**% Change**
Raw fuel expense	**$572.3**	$1,103.8	(48.2)
Plus or minus: net of cash received from settled hedges and premium expense recognized	**50.4**	(101.8)	NM
Economic fuel expense	**$622.7**	$1,002.0	(37.9)
Fuel gallons consumed	**304.9**	333.8	(8.7)
Economic fuel cost per gallon	**$ 2.05**	$ 3.00	(31.7)

NM = Not meaningful

As noted above, the total net expense recognized for hedges that settled during the period was $50.4 million in 2009, compared to a net cash benefit of $101.8 million in 2008. These amounts represent the net of the premium expense recognized for those hedges and any cash received or paid upon settlement. The decrease is primarily due to the significant drop in crude oil prices over the past year.

We currently expect our raw and economic fuel price per gallon to be approximately $2.24 in the first quarter of 2010. As oil prices are volatile, we are unable to forecast the full year cost with any certainty.

Aircraft Maintenance

Aircraft maintenance increased by $19.3 million, or 12.8%, compared to the prior year primarily because of a higher average cost of airframe maintenance events and a new power-by-the-hour (PBH) maintenance agreement on our B737-700 and B737-900 aircraft engines, partially offset by the benefits of our fleet transition, as we have replaced all of our aging MD-80s with newer B737-800s, and lower PBH costs associated with our 747-400 aircraft engines that resulted from a decline in flight hours.

We expect aircraft maintenance to be relatively flat in 2010.

Contracted Services

Contracted services declined by $11.3 million, or 8.7%, compared to 2008 as a result of the reduction in the number of flights operated throughout our system to ports where vendors are used and a reduction in project contract labor.

We expect contracted services to increase in 2010 as we provide a full year of service to some of our new destinations requiring vendor support.

Selling Expenses

Selling expenses declined by $11.3 million, or 9.7%, compared to 2008 as a result of lower revenue-related expenses such as credit card costs, travel agency commissions and ticket distribution costs that resulted from the decline in passenger traffic. Mileage Plan expenses were also lower because the estimated incremental cost of providing free travel was lower because of the decline in fuel costs. These declines were partially offset by higher advertising costs.

We expect selling expenses will be slightly higher in 2010 as compared to 2009, primarily due to higher revenue-related expenses.

Depreciation and Amortization

Depreciation and amortization increased $12.6 million, or 7.6%, compared to 2008. This is primarily due to the ten B737-800 aircraft delivered in 2009, partially offset by the sale-leaseback of six B737-800 aircraft in the first quarter of 2009.

We expect depreciation and amortization to be higher in 2010 due to the full-year impact of aircraft that were delivered in 2009 and are expected to be delivered in 2010.

Other Operating Expenses

Other operating expenses declined $9.1 million, or 5.3%, compared to the prior year. The decline is primarily driven by a reduction in outside professional services costs and flight crew-related costs such as hotels and per-diems.

New Pilot Contract Transition Costs

As mentioned previously, we recorded $35.8 million in connection with the new four-year contract ratified by Alaska's pilots in the second quarter.

Restructuring Charges and Fleet Transition Costs

In the third quarter of 2008, we announced work force reductions among union and non-union employees. The affected non-union employees were terminated in the third quarter, resulting in a $1.6 million severance charge. For union personnel, we recorded an $11.3 million charge in 2008.

During 2008, we retired four MD-80 aircraft that were under long-term lease arrangements and placed them in temporary storage at an aircraft storage facility. The $47.5 million charge in 2008 represented the remaining discounted lease payments under the lease contracts and our estimate of maintenance costs that will be incurred in the future to meet the minimum return conditions under the lease requirements.

Mainline Operating Costs per Available Seat Mile (CASM)

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31		
	2009	2008	% Change
Total mainline operating expenses per ASM (CASM)	**10.78¢**	12.54¢	(14.0)
Less the following components:			
Aircraft fuel costs per ASM	**2.37¢**	4.80¢	(50.6)
New pilot contract transition costs per ASM	**0.15¢**	—	NM
Restructuring costs per ASM	—	0.05¢	NM
Fleet transition charges per ASM	—	0.20¢	NM
CASM, excluding fuel and noted items	**8.26¢**	7.49¢	10.2

NM = Not meaningful

CASM, excluding fuel and noted items increased from the prior-year period because of the increase in wages and benefits and other expenses as discussed above, partially offset by a 4.4% reduction in capacity.

We have listed separately in the above table our fuel costs, new pilot contract transition costs, fleet transition charges and restructuring charges per ASM and our unit cost excluding these items. These amounts are included in CASM, but for internal purposes we consistently use unit cost metrics that exclude fuel and certain special items to measure our cost-reduction progress. We believe that such analysis may be important to investors and other readers of these financial statements for the following reasons:

- By eliminating fuel expense and certain special items from our unit cost metrics, we believe that we have better visibility into the results of our non-fuel cost-reduction initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc., which are more controllable by management.
- Cost per ASM excluding fuel and certain special items is one of the most important measures used by managements of both Alaska and Horizon and by our Board of Directors in assessing quarterly and annual cost performance. For Alaska Airlines, these decision-makers evaluate operating results of the "mainline" operation, which includes the operation of the B737 fleet branded in Alaska Airlines livery. The revenue and expenses associated with purchased capacity are evaluated separately.
- Cost per ASM excluding fuel (and other items as specified in our plan documents) is an important metric for the PBP incentive plan that covers the majority of our employees.
- Cost per ASM excluding fuel and certain special items is a measure commonly used by industry analysts, and we believe it is the basis by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors.
- Disclosure of the individual impact of certain noted items provides investors the ability to measure and monitor performance both with and without these special items. We believe that disclosing the impact of certain items such as fleet transition costs, new pilot contract transition costs, and restructuring charges is important because it provides information on significant items that are not necessarily indicative of future performance. Industry analysts and investors consistently measure our performance without these items for better comparability between periods and among other airlines.
- Although we disclose our "mainline" passenger unit revenue for Alaska, we do not (nor are we able to) evaluate mainline

unit revenue excluding the impact that changes in fuel costs have had on ticket prices. Fuel expense represents a large percentage of our total mainline operating expenses. Fluctuations in fuel prices often drive changes in unit revenue in the mid-to-long term. Although we believe it is useful to evaluate non-fuel unit costs for the reasons noted above, we would caution readers of these financial statements not to place undue reliance on unit costs excluding fuel as a measure or predictor of future profitability because of the significant impact of fuel costs on our business.

We currently forecast our mainline costs per ASM excluding fuel and other special items for the first quarter and full year of 2010 to be flat and down 3%, respectively, compared to 2009. The expected decline in unit cost stems from lower pension costs and lower projected incentive payments offset by modest increases in other expense areas. Historical cost per ASM excluding fuel and other special items can be found in Item 6. "Selected Consolidated Financial and Operating Data."

Purchased Capacity Costs

Purchased capacity costs decreased $32.2 million compared to 2008. Of the total, $261.7 million was paid to Horizon under the CPA for 1.4 billion ASMs. This expense is eliminated in consolidation.

HORIZON AIR FINANCIAL AND STATISTICAL DATA

	Three Months Ended December 31			Year Ended December 31				
	2009	2008	% Change	2009	2008	% Change	2007	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger—brand flying	$ 98.2	$ 98.5	(0.3)	$381.9	$429.2	(11.0)	$391.3	9.7
Passenger—capacity purchase arrangements (a)	70.5	62.5	12.8	261.7	293.7	(10.9)	317.9	(7.6)
Total passenger revenue	168.7	161.0	4.8	643.6	722.9	(11.0)	709.2	1.9
Freight and mail	0.7	0.6	16.7	2.7	2.7	—	2.3	17.4
Other—net	2.1	2.1	—	8.1	8.3	(2.4)	6.9	20.3
Total Operating Revenues	171.5	163.7	4.8	654.4	733.9	(10.8)	718.4	2.2
Operating Expenses:								
Wages and benefits	48.2	46.9	2.8	185.2	194.1	(4.6)	201.3	(3.6)
Variable incentive pay	6.2	1.4	342.9	14.4	5.6	157.1	7.3	(23.3)
Aircraft fuel, including hedging gains and losses	29.4	60.4	(51.3)	109.1	236.0	(53.8)	138.8	70.0
Aircraft maintenance	13.6	10.7	27.1	53.2	58.2	(8.6)	92.0	(36.7)
Aircraft rent	11.1	13.2	(15.9)	44.7	56.9	(21.4)	65.6	(13.3)
Landing fees and other rentals	15.3	13.6	12.5	57.7	57.2	0.9	56.9	0.5
Contracted services	8.3	7.1	16.9	32.1	29.1	10.3	27.1	7.4
Selling expenses	6.6	6.4	3.1	27.1	31.1	(12.9)	31.2	(0.3)
Depreciation and amortization	10.7	8.7	23.0	39.5	37.5	5.3	33.9	10.6
Food and beverage service	0.6	0.5	20.0	2.4	2.6	(7.7)	2.8	(7.1)
Other	10.4	9.0	15.6	39.4	42.7	(7.7)	48.0	(11.0)
Fleet transition costs—CRJ-700	—	6.7	NM	—	13.5	NM	—	NM
Fleet transition costs—Q200	—	0.5	NM	8.8	10.2	NM	14.1	NM
Total Operating Expenses	160.4	185.1	(13.3)	613.6	774.7	(20.8)	719.0	7.7
Operating Income (Loss)	11.1	(21.4)	NM	40.8	(40.8)	NM	(0.6)	NM
Interest income	0.5	1.6		2.0	5.4		4.5	
Interest expense	(3.7)	(6.7)		(19.9)	(23.6)		(16.6)	
Interest capitalized	0.0	0.7		0.3	3.0		2.1	
Other—net	(0.2)	0.1		(0.4)	0.2		(0.1)	
	(3.4)	(4.3)		(18.0)	(15.0)		(10.1)	
Income (Loss) Before Income Tax	$ 7.7	$ (25.7)	NM	$ 22.8	$ (55.8)	NM	$ (10.7)	NM
Combined Operating Statistics:								
Revenue passengers (000)	1,704	1,636	4.2	6,759	7,390	(8.5)	7,552	(2.1)
RPMs (000,000) "traffic"	609	561	8.6	2,408	2,635	(8.6)	2,918	(9.7)
ASMs (000,000) "capacity"	822	786	4.6	3,292	3,617	(9.0)	3,978	(9.1)
Passenger load factor	74.1%	71.4%	2.7pts	73.1%	72.9%	0.2pts	73.4%	(0.5)pts
Yield per passenger mile	27.70¢	28.70¢	(3.5)	26.73¢	27.43¢	(2.6)	24.30¢	12.9
RASM	20.86¢	20.83¢	0.1	19.88¢	20.29¢	(2.0)	18.06¢	12.3
PRASM	20.52¢	20.48¢	0.2	19.55¢	19.99¢	(2.2)	17.83¢	12.1
Operating expenses per ASM	19.51¢	23.55¢	(17.2)	18.64¢	21.42¢	(13.0)	18.07¢	18.5
Aircraft fuel cost per ASM	3.57¢	7.69¢	(53.6)	3.31¢	6.53¢	(49.3)	3.49¢	87.1
CRJ-700 fleet transition costs per ASM	0.00¢	0.85¢	NM	0.00¢	0.37¢	NM	—	NM
Operating expenses per ASM, excluding fuel and CRJ-700 fleet transition costs	15.94¢	15.01¢	6.2	15.33¢	14.52¢	5.5	14.58¢	(0.4)
Q200 fleet transition costs per ASM	0.00¢	0.06¢	NM	0.27¢	0.28¢	NM	0.35¢	NM
Aircraft fuel cost per gallon	$ 1.96	$ 4.08	(52.0)	$ 1.82	$ 3.53	(48.4)	$ 2.14	65.0
Economic fuel cost per gallon	$ 2.32	$ 2.58	(10.1)	$ 2.07	$ 3.05	(32.1)	$ 2.28	33.8
Fuel gallons (000,000)	15.0	14.8	1.4	60.1	66.9	(10.2)	64.8	3.2
Average number of full-time equivalent employees	3,275	3,466	(5.5)	3,308	3,699	(10.6)	3,897	(5.1)
Aircraft utilization (blk hrs/day)	8.1	8.0	1.3	8.3	8.3	—	8.6	(3.5)
Average aircraft stage length (miles)	330	315	4.8	327	322	1.6	351	(8.3)
Operating fleet at period-end	58	59	(1)a/c	58	59	(1)a/c	70	(11)a/c

NM = Not Meaningful

HORIZON AIR

Horizon reported income before income taxes of $22.8 million in 2009 compared to a loss of $55.8 million in 2008. The improvement is primarily due to declines in aircraft fuel costs and non-fuel operating expenses, partially offset by a $79.5 million decline in operating revenues.

Excluding the items noted in the table below, Horizon would have reported income before income taxes of $7.7 million in 2009 compared to a loss before income taxes of $10.4 million in 2008. See the previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

(in millions)	Year Ended December 31 2009	2008
Income (loss) before income taxes, excluding items below	**$ 7.7**	$(10.4)
Fleet transition costs—CRJ-700	**—**	(13.5)
Mark-to-market fuel hedge adjustments	**15.1**	(23.4)
Realized losses on hedge portfolio restructuring	**—**	(8.5)
Income (loss) before income taxes as reported	**$22.8**	$(55.8)

HORIZON REVENUES

During 2009, operating revenues decreased 10.8% compared to 2008. Horizon's passenger revenues are summarized in the following table:

	Years Ended December 31			
	2009		2008	
(dollars in millions)	Revenues	% ASMs	Revenues	% ASMs
Passenger revenue from Horizon "brand" flying	**$381.9**	**59**	$429.2	61
Revenue from capacity purchase arrangements (CPA) with Alaska	**261.7**	**41**	293.7	39
Total passenger revenue and % of ASMs	**$643.6**	**100%**	$722.9	100%

Line-of-business information is presented in the table below. In the CPA, Horizon is insulated from market revenue factors and is guaranteed contractual revenue amounts based on operational capacity. As a result, yield and load factor information for the CPA arrangement are not presented.

	Year Ended December 31, 2009								
	Capacity and Mix			Load Factor		Yield		RASM	
	Actual (in millions)	% Change Y-O-Y	Current % Total	Actual	Point Change Y-O-Y	Actual	% Change Y-O-Y	Actual	% Change Y-O-Y
Brand Flying	**1,927**	(13.2)	59	**72.4%**	1.3	**27.36¢**	0.6	**20.38¢**	2.8
Alaska CPA	**1,365**	(2.2)	41	**NM**	NM	**NM**	NM	**19.17¢**	(8.9)
System Total	**3,292**	(9.0)	100	**73.1%**	0.2	**26.73¢**	(2.6)	**19.88¢**	(2.0)

NM = Not meaningful

Passenger revenue from Horizon brand flying fell $47.3 million, or 11.0%, on a 13.2% reduction in brand capacity, partially offset by a 2.8% improvement in unit revenue. The increase in unit revenue is due to the slight improvements in both load factor and ticket yield.

Revenue from CPA flying performed on behalf of Alaska totaled $261.7 million during 2009 compared to $293.7 million during 2008. The decrease is primarily due to a 2.2% reduction in capacity provided under this arrangement and a significant decline in the associated fuel cost, which is reimbursed by Alaska. This revenue is eliminated in consolidation.

HORIZON EXPENSES

Total operating expenses decreased $161.1 million, or 20.8%, as compared to 2008. The sharp decline in fuel costs was the primary driver of the overall decrease. Significant period-over-period changes in the components of operating expenses are as follows.

Wages and Benefits

Wages and benefits declined $8.9 million, or 4.6%, compared to 2008. The primary components of wages and benefits are shown in the following table:

(in millions)	Years Ended December 31		
	2009	2008	% Change
Wages	**$132.3**	$142.2	(7.0)
Medical benefits	**20.6**	19.5	5.6
Other benefits and payroll taxes	**32.3**	32.4	(0.3)
Total wages and benefits	**$185.2**	$194.1	(4.6)

Wages declined 7% primarily as a result of a 10.6% decline in the number of full-time equivalent employees, partially offset by slightly higher wages per employee. The increase in average wages per employee is due to a higher average employee seniority level as recent furloughs have involved less senior employees.

We expect wages and benefits will be lower in 2010 than in 2009, due to fewer FTEs as we see the full-year impact of 2009 furloughs and transitions of employees to Alaska as part of the shared services effort. We also have a number of productivity enhancement goals for 2010.

Variable Incentive Pay

Variable incentive pay expense increased to $14.4 million during 2009 from $5.6 million in 2008, of which $8.6 million and $1 million was related to PBP in 2009 and 2008, respectively. Variable pay increased for the same performance reasons cited in the Alaska discussion and the addition of Horizon's flight attendants and non-represented employees into Air Group's PBP plan.

If we achieve targets set by the board and assuming no change in the participating employee groups, PBP expense in 2010 will be approximately $5 million and aggregate incentive pay for all plans will be approximately $10 million, compared to $14.4 million in 2009.

Aircraft Fuel

Aircraft fuel declined $126.9 million, or 53.8%, compared to the same period in 2008. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2009	2008	% Change
Fuel gallons consumed	**60.1**	66.9	(10.2)
Raw price per gallon	**$ 1.90**	$ 3.36	(43.5)
Total raw fuel expense	**$113.9**	$225.0	(49.4)
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**(4.8)**	11.0	NM
Aircraft fuel expense	**$109.1**	$236.0	(53.8)

NM = Not meaningful

The 10.2% reduction in gallons consumed is primarily a function of the capacity reductions in 2009 compared to the prior year.

The raw fuel price per gallon declined by 43.5% as a result of the drop in crude oil prices and refining margins.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2009	2008	% Change
Raw fuel expense	**$113.9**	$225.0	(49.4)
Plus or minus: net of cash received from settled hedges and premium expense recognized	**10.3**	(20.9)	NM
Economic fuel expense	**$124.2**	$204.1	(39.1)
Fuel gallons consumed	**60.1**	66.9	(10.2)
Economic fuel cost per gallon	**$ 2.07**	$ 3.05	(32.1)

NM = Not meaningful

The total net expense recognized for hedges that settled during the period was $10.3 million in 2009, compared to a net cash benefit of $20.9 million in 2008. These amounts represent the net of the premium expense recognized for those hedges and any cash received or paid upon settlement.

We currently expect our economic fuel price per gallon will be about $2.29 in the first quarter of 2010.

Aircraft Maintenance

Aircraft maintenance expense decreased $5.0 million, or 8.6%, primarily as a result of fewer scheduled maintenance events and cost savings from process improvement initiatives.

We expect maintenance costs will increase in 2010 primarily due to the timing of maintenance events. We are working on certain initiatives designed to mitigate these increases over the long-term while maintaining our focus on a safe, compliant and reliable operation.

Aircraft Rent

Aircraft rent expense declined $12.2 million, or 21.4%, as a result of the complete transition out of the Q200 fleet, all of which were leased, and the sublease of two CRJ-700 aircraft in late 2008.

We expect aircraft rent will be flat in 2010 as compared to 2009 unless we are able to remarket CRJ aircraft.

Selling Expenses

Selling expenses declined $4.0 million, or 12.9%, compared to the prior year as a result of lower credit card and travel agency commissions and lower ticket distribution costs due to the decline in passenger traffic.

We expect selling expenses to be flat in 2010 compared to 2009 on our expectation of flat capacity for the year.

Other Operating Expenses

Other operating expenses declined $3.3 million, or 7.7%, compared to 2008. The decline is primarily driven by a reduction in non-wage passenger remuneration costs and flight crew-related costs such as hotels and per-diems.

Fleet Transition Costs

Fleet transition costs associated with the removal of Q200 aircraft from the operating fleet were $8.8 million during 2009 compared to $10.2 million in 2008. All Q200 aircraft have been removed from the operating fleet. Should we decide to restructure the sublease for the 16 Q200 currently subleased to a third-party carrier, we will likely have future charges associated with any transaction. At this time, we are unable to estimate the timing or the amount of any future charges.

During 2008, as a result of our decision to retire the CRJ-700 fleet earlier than expected, we recorded a $5.5 million impairment charge associated with the two owned CRJ-700 aircraft and related spare parts, $6.7 million associated with a net loss on the sublease arrangement for two leased CRJ-700 aircraft, and a $1.3 million severance charge associated with the fleet reduction.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2009	2008	% Change
Total operating expenses per ASM (CASM)	**18.64¢**	21.42¢	(13.0)
CASM includes the following components:			
Fuel costs per ASM	**3.31¢**	6.53¢	(49.3)
CRJ-700 fleet transition costs per ASM	—	0.37¢	NM
CASM, excluding fuel and noted items	**15.33¢**	14.52¢	5.5
Q200 fleet transition costs per ASM	**0.27¢**	0.28¢	NM

NM = Not meaningful

We currently forecast our costs per ASM excluding fuel and other special items for the first quarter and full year of 2010 to be down 1%

and 3%, respectively, compared to 2009. Historical cost per ASM excluding fuel and other special items can be found in Item 6. "Selected Consolidated Financial and Operating Data."

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $64.5 million in 2009 compared to $41.0 million in 2008. Interest income declined $9.8 million compared to 2008 primarily as a result of lower average portfolio returns, partially offset by a higher average balance of cash and marketable securities. Interest expense declined $1.8 million on lower average interest rates on our variable-rate debt on a relatively stable average debt balance. Capitalized interest was $15.6 million lower than in 2008 because of lower advance aircraft purchase deposits and the deferred future aircraft deliveries.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on pretax income or loss for 2009 was 40.1%, compared to 36.3% for 2008. The difference between the effective tax rates for both periods and our marginal tax rate of approximately 37.8% is primarily the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards.

Our effective tax rate can vary significantly between quarters and for the full year, depending on the magnitude of non-deductible expenses in proportion to pretax results.

2008 COMPARED WITH 2007

Our consolidated net loss for 2008 was $135.9 million, or $3.74 per share, compared to net income of $124.3 million, or $3.07 per diluted share, in 2007. Both periods include gains and losses arising from fuel-hedging activities. In 2008, there were several other items, as noted below, that affect the comparability between the two years:

- restructuring charges of $12.9 million ($8.1 million after tax, or $0.22 per share) related to the reduction in work force at Alaska;
- fleet transition charges of $61.0 million ($38.2 million after tax, or $1.05 per share) related to the ongoing transitions out of the MD-80 and CRJ-700 fleets; and
- a $42.3 million benefit ($26.5 million after tax, or $0.73 per share) related to a change in the terms of our Mileage Plan program.

As shown in the table below, excluding these items, our consolidated net income for 2008 was $4.4 million, or $0.12 per diluted share, compared to $91.6 million, or $2.26 per diluted share, in 2007. See previous discussion under "Adjusted Non-GAAP Earnings and Per-Share Amounts" for additional information about these non-GAAP measures.

	Years Ended December 31			
	2008		2007	
(in millions except per share amounts)	Dollars	Diluted EPS	Dollars	Diluted EPS
Net income and diluted EPS, excluding items below	$ 4.4	$ 0.12	$ 91.6	$2.26
Change in Mileage Plan terms, net of tax	26.5	0.73	—	—
Restructuring charges, net of tax	(8.1)	(0.22)	—	—
Fleet transition costs—MD-80, net of tax	(29.8)	(0.82)	—	—
Fleet transition costs—CRJ-700, net of tax	(8.4)	(0.23)	—	—
Mark-to-market fuel hedge adjustments, net of tax	(89.2)	(2.46)	32.7	0.81
Realized losses on hedge portfolio restructuring, net of tax	(31.3)	(0.86)	—	—
Net income and diluted EPS as reported	$(135.9)	$(3.74)	$124.3	$3.07

ALASKA AIRLINES

Alaska reported a loss before income taxes of $153.3 million during 2008 compared to income before income taxes of $215.0 million in 2007. The $368.3 million difference between the periods is primarily due to the $424.9 million increase in aircraft fuel expense (including hedging gains and losses) compared to the prior period, $47.5 million of fleet transition costs, and $12.9 million of restructuring charges partially offset by a $151.4 million increase in operating revenues.

ALASKA REVENUES

Total operating revenues increased $151.4 million, or 4.9%, in 2008 as compared to 2007. The components of Alaska's revenue are summarized in the following table:

	Years Ended December 31		
(in millions)	2008	2007	% Change
Passenger revenue—mainline	**$2,643.7**	$2,547.2	3.8
Freight and mail	**99.3**	94.2	5.4
Other—net	**135.2**	147.1	(8.1)
Change in Mileage Plan terms	**42.3**	—	NM
Total mainline operating revenues	**$2,920.5**	$2,788.5	4.7
Passenger revenue—purchased capacity	**300.8**	281.4	6.9
Total operating revenues	**$3,221.3**	$3,069.9	4.9

NM = Not Meaningful

Operating Revenue—Mainline

Mainline passenger revenue increased 3.8% on flat capacity and a 3.7% increase in passenger revenues per available seat mile (PRASM). The increase in mainline PRASM was the result of a 2.3% increase in yields and a 1.1-point increase in load factor compared to the prior-year period. An increase in Mileage Plan redemption revenue and higher ancillary fee revenue contributed significantly to the increase in yields compared to 2007.

Freight and mail revenues increased $5.1 million, or 5.4%, over 2007. The increase is due to increased yields for freight and mail and freight fuel surcharges, partially offset by a decline in freight volumes compared to the prior year.

Other—net revenues declined $11.9 million, or 8.1%, primarily as a result of lower commission revenue on the sale of Mileage Plan miles to our non-airline partners.

Change in Mileage Plan Terms

Beginning in August 2008, we reduced the length of time that a Mileage Plan account could be inactive from three years to two years before the account is deleted. As a result of this change in terms, our Mileage Plan liability was reduced by $42.3 million. This benefit is recorded separately in operating revenues as "Change in Mileage Plan terms."

Passenger Revenue—Purchased Capacity

Passenger revenue—purchased capacity increased by $19.4 million over the same period in 2007 because of a 5.7% increase in unit revenues on relatively flat capacity. Unit revenues increased due to a 6.8% increase in yields, offset by a 0.7-point decline in load factors compared to 2007.

ALASKA EXPENSES

For the year, total operating expenses increased $494.1 million, or 17.3%, compared to 2007 as a result of higher mainline operating costs, most notably aircraft fuel expense (including hedging gains and losses), fleet transition charges and restructuring charges. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management.

	Years Ended December 31		
(in millions)	2008	2007	% Change
Mainline operating expenses	**$3,036.5**	$2,553.3	18.9
Purchased capacity costs	**313.7**	302.8	3.6
Total Operating Expenses	**$3,350.2**	$2,856.1	17.3

Mainline Operating Expenses

Significant mainline operating expense variances are described below.

Wages and Benefits

Wages and benefits decreased during the full year of 2008 by $11.2 million, or 1.5%, primarily as a result of lower defined-benefit pension costs, reduced overtime, and a 0.5% decrease in full-time equivalent employees compared to 2007.

Variable Incentive Pay

Variable incentive pay for 2008 increased $2.3 million or 17.0%, compared to 2007. The increase is primarily due to higher payouts under our Operational Performance Reward program, offset by lower overall payouts in our profit-sharing plans due to the decline in profitability from 2007.

Aircraft Fuel

Aircraft fuel expense increased $424.9 million, or 57.6%, compared to 2007. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2008	2007	% Change
Fuel gallons consumed	**333.8**	354.3	(5.8)
Raw price per gallon	**$ 3.31**	$ 2.33	42.1
Total raw fuel expense	**$1,103.8**	$825.7	33.7
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**58.6**	(88.2)	NM
Aircraft fuel expense	**$1,162.4**	$737.5	57.6

NM = Not meaningful

Fuel gallons consumed decreased 5.8% due to the decrease in capacity and the improved fuel efficiency of our fleet as we completed the fleet transition out of the less-efficient MD-80 aircraft to newer, more-efficient B737-800 aircraft on relatively flat capacity for the year. Because the B737-800 aircraft are larger than the MD-80s, the flat capacity came on a 2.6% decline in revenue block hours.

The raw fuel price per gallon increased by 42.1% as a result of higher West Coast jet fuel prices driven by higher crude oil costs for much of the year.

During 2008, we recorded significant mark-to-market losses, reflecting a steep decline in the value of our fuel hedge portfolio as fuel prices declined sharply late in the year. During 2007, we recorded mark-to-market gains, reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31		
	2008	2007	% Change
Raw fuel expense	**$1,103.8**	$825.7	33.7
Less: cash received from settled hedges, net of premium expense recognized	**(101.8)**	(44.9)	NM
Economic fuel expense	**$1,002.0**	$780.8	28.3
Fuel gallons consumed	**333.8**	354.3	(5.8)
Economic fuel cost per gallon	**$ 3.00**	$ 2.20	36.4

NM = Not meaningful

The total net cash benefit from hedges that settled during 2008, excluding hedges that were terminated early, increased by $56.9 million to $101.8 million compared to 2007. This increase was primarily due to the record high crude oil prices during 2008.

As part of our effort to restructure our fuel-hedge portfolio in 2008, we terminated a number of contracts originally scheduled to settle in 2009 and 2010 and replaced them with new positions having lower average strike prices. As a result, we realized losses of approximately $41.5 million, representing the difference between the original premiums paid for those contracts when purchased and the amount of cash received from the counterparty on termination of the contracts.

Aircraft Rent

Aircraft rent declined by $6.6 million, or 5.9% during 2008, because of the retirement of all remaining leased MD-80 aircraft, offset by one additional leased B737-800 aircraft since 2007.

Landing Fees and Other Rents

Landing fees and other rents declined by $2.4 million, or 1.4%, compared to 2007. The decline is primarily attributable to the decline in departures resulting in lower landing fees across the system.

Contracted Services

During 2008, contracted services increased by $6.1 million, or 4.9%, compared to 2007. This is primarily due to efforts to improve our operational performance and the introduction of new stations in our route system where we contract airport services.

Selling Expenses

Selling expenses declined $13.3 million, or 10.3%, compared to 2007. The decline is driven by lower ticket distribution fees and lower expenses associated with our Mileage Plan program.

Depreciation and Amortization

Depreciation and amortization increased $23.6 million, or 16.6%, compared to 2007 as a result of the delivery of 11 B737-800 aircraft in 2008.

Other Operating Expenses

Other operating expenses increased primarily because of higher personnel and crew costs, property taxes, and legal fees, partially offset by a decline in passenger remuneration costs stemming from our improved operational performance.

Restructuring Charges and Fleet Transition Costs

In the third quarter of 2008, we announced reductions in work force among union and non-union employees, resulting in a $12.9 million charge associated with severance payments and continued medical coverage

During 2008, we retired four MD-80 aircraft that were under long-term lease arrangements and placed them in temporary storage at an aircraft storage facility. The $47.5 million charge in the period represented the remaining lease payments under the lease contract at that time and our estimate of maintenance costs that will be incurred in the future to meet the minimum return conditions under the lease requirements.

Mainline Operating Costs per Available Seat Mile (CASM)

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31		
	2008	**2007**	**% Change**
Total mainline operating expenses per ASM (CASM)	**12.54¢**	10.55¢	18.9
CASM includes the following components:			
Aircraft fuel costs per ASM	**4.80¢**	3.05¢	57.4
Restructuring costs per ASM	**0.05¢**	—	NM
Fleet transition charges per ASM	**0.20¢**	—	NM
CASM, excluding fuel and noted items	**7.49¢**	7.50¢	(0.1)

NM = Not meaningful

Purchased Capacity Costs

Purchased capacity costs increased $10.9 million to $313.7 million during 2008 compared to $302.8 million in 2007. Of the total, $293.7 million was paid to Horizon under the capacity purchase arrangement (CPA) for 1.4 billion ASMs. This expense is eliminated in consolidation.

HORIZON AIR

Horizon reported a loss before income taxes of $55.8 million during 2008 compared to $10.7 million in 2007. The $45.1 million decline in profitability is primarily due to higher fuel costs and fleet transition costs, partially offset by lower non-fuel operating costs and higher operating revenues.

HORIZON REVENUES

In 2008, operating revenues increased $15.5 million, or 2.2%, compared to 2007. Horizon's passenger revenues are summarized in the following table:

	Years Ended December 31			
	2008		2007	
(dollars in millions)	Revenues	% ASMs	Revenues	% ASMs
Passenger revenue from Horizon "brand" flying	**$429.2**	**61**	$391.3	52
Revenue from CPA with Alaska	**293.7**	**39**	283.4	35
Revenue from CPA with Frontier JetExpress	**—**	**—**	34.5	13
Total passenger revenue and % of ASMs	**$722.9**	**100%**	$709.2	100%

Line-of-business information is presented in the table below. In the CPAs, Horizon is insulated from market revenue factors and is guaranteed contractual revenue amounts based on operational capacity. As a result, yield and load factor information for the CPA arrangements are not presented.

	Year Ended December 31, 2008									
	Capacity and Mix			Load Factor		Yield		RASM		
	2008 Actual (000,000)	2007 Actual (000,000)	Change Y-O-Y	Actual	Point Change Y-O-Y	Actual	Change Y-O-Y	2008 Actual	2007 Actual	Change Y-O-Y
Brand Flying	**2,221**	2,086	**6.5%**	71.1%	**(0.7)**	27.20¢	**4.1%**	19.82¢	**19.20¢**	3.2%
Alaska CPA	**1,396**	1,383	**0.9%**	NM	**NM**	NM	**NM**	21.04¢	**20.49¢**	2.7%
Frontier CPA	**—**	509	**(100.0)%**	NM	**NM**	NM	**NM**	NM	**6.77¢**	NM
System Total	**3,617**	3,978	**(9.1)%**	72.9%	**(0.5)**	27.43¢	**12.9%**	20.29¢	**18.06¢**	12.4%

NM = Not meaningful

System-wide, Horizon's operating unit revenues increased 12.4% compared to 2007. However, the increase was largely due to the shift in capacity out of Frontier JetExpress flying (which produced relatively low RASM because of the nature of the contract) to higher RASM brand and Alaska CPA flying. The Frontier JetExpress operation ceased in November 2007.

Horizon brand flying includes routes in the Horizon system not covered by the Alaska CPA. Horizon has the inventory and revenue risk in these markets. Passenger revenue from Horizon brand flying increased $37.9 million, or 9.7%, on a 6.5% increase in brand capacity and a 3.2% increase in unit revenues. The increase in unit revenues was due to a 4.1% increase in yields in those markets, partially offset by a 0.7-point decline in load factor.

Revenue from the CPA with Alaska totaled $293.7 million during 2008 compared to $283.4 million in 2007. The increase is primarily driven by the 2.7% increase in unit revenues on relatively flat capacity. This revenue is eliminated in consolidation.

HORIZON EXPENSES

Total operating expenses increased $55.7 million, or 7.7%, as compared to 2007. Significant period-over-period changes in the components of operating expenses are described below.

Wages and Benefits

Wages and benefits decreased $7.2 million, or 3.6%, primarily as a result of a 5.1% decrease in FTEs.

Aircraft Fuel

Aircraft fuel expense increased $97.2 million, or 70.0%, compared to 2007. The elements of the change are illustrated in the following table:

(In millions, except per-gallon amounts)	Years Ended December 31 2008	2007	% Change
Fuel gallons consumed	**66.9**	64.8	3.2
Raw price per gallon	**$ 3.36**	$ 2.41	39.4
Total raw fuel expense	**$225.0**	$156.2	44.0
Impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**11.0**	(17.4)	NM
Aircraft fuel expense	**$236.0**	$138.8	70.0

NM = Not meaningful

The 3.2% increase in consumption was driven by the elimination of Frontier JetExpress flying in 2007. As those aircraft were redeployed into the Horizon fleet, Horizon began purchasing the fuel, whereas under the JetExpress arrangement, fuel was purchased by Frontier. Offsetting these increases in fuel consumption was the decline in system capacity, which led to lower fuel consumption. Additionally, we have had improved fuel efficiency of our fleet resulting from new Q400 aircraft deliveries as they replaced outgoing Q200 aircraft.

The raw fuel price per gallon increased by 39.4% as a result of higher West Coast jet fuel prices driven by higher average crude oil costs and refinery margins.

As at Alaska, we recorded significant mark-to-market losses in 2008 reflecting a steep decline in the value of our fuel hedge portfolio as fuel prices declined sharply throughout the year. During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007.

Our *economic fuel expense* is calculated as follows:

(In millions, except per-gallon amounts)	Years Ended December 31 2008	2007	% Change
Raw fuel expense	**$225.0**	$156.2	44.0
Less: cash received from settled hedges, net of premium expense recognized	**(20.9)**	(8.5)	NM
Economic fuel expense	**$204.1**	$147.7	38.2
Fuel gallons consumed	**66.9**	64.8	3.2
Economic fuel cost per gallon	**$ 3.05**	$ 2.28	33.8

NM = Not meaningful

The total net cash benefit from hedges that settled during 2008, excluding hedges that were terminated early, increased by $12.4 million to $20.9 million compared to 2007. This increase was primarily due to the record-high crude oil prices during the year.

Like Alaska, as part of the effort to restructure our fuel-hedge portfolio, we terminated a number of contracts originally scheduled to settle in 2009 and 2010 and replaced them with new positions with lower average strike prices. As a result, we realized losses of approximately $8.5 million representing the difference between the original premiums paid for those contracts when purchased and the amount of cash received from the counterparty on termination of the contracts.

Aircraft Maintenance

Aircraft maintenance expense decreased $33.8 million, or 36.7%, primarily as a result of fewer maintenance events and cost savings from process improvements.

Aircraft Rent

Aircraft rent decreased $8.7 million, or 13.3%, from 2007 due to the lease termination of a number of Q200 aircraft along with the sublease of additional Q200 aircraft and two CRJ-700 aircraft to third parties.

Depreciation and Amortization

Depreciation and amortization increased $3.6 million, or 10.6%, as a result of the two new Q400s that were delivered in 2008 and the full-year depreciation on 13 Q400s delivered in 2007. We own all of these new aircraft.

Fleet Transition Costs

Fleet transition costs associated with the sublease of Q200 aircraft were $8.7 million during 2008 compared to $14.1 million in 2007. All 16 of the Q200 aircraft under the existing sublease arrangement have been delivered. We also recorded a $1.5 million charge associated with six additional Q200s that were removed from operating service in 2008 and returned to the lessor.

As noted earlier, we recorded a $13.5 million charge in 2008 associated with the decision to retire the CRJ-700 fleet earlier than expected.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2008	**2007**	**% Change**
Total operating expenses per ASM (CASM)	**21.42¢**	18.07¢	18.5
CASM includes the following components:			
Fuel costs per ASM	**6.53¢**	3.49¢	87.1
CRJ-700 fleet transition costs per ASM	**0.37¢**	—	NM
CASM, excluding fuel and noted items	**14.52¢**	14.58¢	(0.4)
Q200 fleet transition costs per ASM	**0.28¢**	0.35¢	NM

NM = Not meaningful

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $41.0 million in 2008 compared to $10.4 million in 2007. Interest income declined by $11.5 million compared to 2007, primarily as a result of lower average portfolio returns, partially offset by a higher average cash and marketable securities balance. Interest expense increased $14.3 million because of new debt arrangements in 2007 and 2008, partially offset by lower interest rates on our variable-rate debt. Capitalized interest declined $4.6 million from 2007, resulting from a decrease in pre-delivery deposits in connection with our orders for B737-800 and Bombardier Q400 aircraft.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on income (loss) before income taxes for 2008 was 36.3% compared to an effective income tax rate of 38.0% in 2007. The effective rate for 2007 was positively impacted by $2.1 million in credits resulting from a favorable outcome of the state income tax matters referred to in Note 11. Excluding this benefit, our effective tax rate would have been 39.0%. The difference between the effective tax rates for both periods and our marginal tax rate in 2008 of approximately 37.5% is primarily the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies.

Critical accounting estimates are defined as those that are reflective of significant judgment and uncertainties and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

MILEAGE PLAN

Our Mileage Plan loyalty program awards miles to member passengers who fly on Alaska or Horizon and our many travel partners. Additionally, we sell miles to third parties, such as our bank partner, for cash. In either case, the outstanding miles may be redeemed for travel on Alaska, Horizon or any of our alliance partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel.

For awards earned by passengers who fly on Alaska, Horizon or our travel partners, we recognize a liability and the corresponding selling expense for this future obligation. For miles sold to third parties, the majority of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue when the cash is received. The deferred revenue is recognized as passenger revenue when awards are issued and flown on Alaska or Horizon, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2009, we had approximately 116 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $691.7 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. The rate at which we defer sales proceeds from sold miles:

We defer an amount that represents our estimate of the fair value of a free travel award by looking to the sales prices of comparable paid travel. As fare levels change, our deferral rate changes, resulting in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given quarter Because of the change in our award structure in 2008 whereby more miles are required to redeem an award, the estimated fair value of each mile sold is lower. This results in a lower amount deferred for future travel and a higher amount recorded as commission income currently.

2. The number of miles that will not be redeemed for travel (breakage):

Members may not reach the mileage threshold necessary for a free ticket, and outstanding miles may not always be redeemed for travel. Therefore, based on the number of Mileage Plan accounts and the miles in the accounts, we estimate how many miles will never be used ("breakage"), and reduce the liability associated with those miles. Our estimates of breakage consider activity in our members' accounts, account balances, and other factors. We believe our breakage assumptions are reasonable in light of historical experience and future expectations. A hypothetical 1.0% change in our estimate of breakage (currently 12% in the aggregate) has approximately a $7.2 million effect on the liability. Actual breakage could differ significantly from our estimates.

3. The number of miles used per award (i.e., free ticket):

We estimate how many miles will be used per award. For example, our members may redeem credit for free travel to various locations or choose between a highly restricted award and an unrestricted award. If actual miles used are more or less than estimated, we may need to adjust the liability and corresponding expense. Our estimates are based on the current requirements in our Mileage Plan program and historical redemptions on Alaska, Horizon or other airlines.

4. The number of awards redeemed for travel on Alaska or Horizon versus other airlines:

The cost for Alaska or Horizon to carry an award passenger is typically lower than the cost we will pay to other airlines. We estimate the number of awards that will be redeemed on Alaska or Horizon versus on other airlines and accrue the estimated costs based on historical redemption patterns. If the number of awards redeemed on other airlines is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. The costs that will be incurred to provide award travel:

When a frequent flyer travels on his or her award ticket on Alaska or Horizon, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We regularly review significant Mileage Plan assumptions and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

PENSION PLANS

Accounting rules require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plans as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income. Pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $93.0 million, $48.0 million, and $62.6 million in 2009, 2008, and 2007, respectively. We expect the 2010 expense to be approximately $51 million, which is significantly lower than the amount recognized in 2009. The decline is primarily due to the improvement in the market values of the pension assets in 2009, nearly $150 million of funding in 2009, and the movement of disability retirement from the pilot pension plan to a separate long-term disability plan.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2009, we estimate that the pension plan assets will generate a long-term rate of return of 7.75%. This rate was developed using historical data, the current value of the underlying assets, as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as appropriate. This expected long-term rate of return on plan assets at December 31, 2009 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed-income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2010 pension expense by approximately $4.5 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 5.85% and 6.20% at December 31, 2009 and 2008, respectively. The discount rate at December 31, 2009 was determined using current rates earned on high-quality long-term bonds with maturities that correspond with the estimated cash distributions from the pension plans. Decreasing the discount rate by 0.5%

(from 5.85% to 5.35%) would increase our projected benefit obligation at December 31, 2009 by approximately $89.1 million and increase estimated 2010 pension expense by approximately $8.3 million.

All of our defined-benefit pension plans are now closed to new entrants with the ratification of the new Alaska pilot collective bargaining agreement in 2009.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

LONG-LIVED ASSETS

As of December 31, 2009, we had approximately $3.2 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

In 2007, Horizon announced plans to phase out its remaining leased Q200 aircraft. All of these aircraft were leased under operating lease agreements. As a result of this decision, we reassessed the depreciable lives and salvage values of the related rotable and repairable Q200 parts and, as such, have depreciated these parts down to their estimated salvage value. We are in the process of disposing of these parts.

In 2008, Horizon announced plans to ultimately exit its CRJ-700 fleet and transition to an all-Q400 fleet, dependent on the ability to remarket the CRJ-700 aircraft. As a result of the decision, we determined that the two owned CRJ-700s were impaired and recorded an impairment charge on the aircraft and their related spare parts of $5.5 million in 2008 to reduce the carrying value of these assets to their estimated fair value. We have reassessed the depreciable lives and salvage values of the two owned aircraft and the related spare parts and are depreciating those assets over their remaining estimated useful lives.

There is inherent risk in estimating the fair value of our aircraft and related parts and their salvage values at the time of impairment. Actual proceeds upon disposition of the aircraft or related parts could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

New accounting standards on "Revenue Arrangements with Multiple Deliverables" were issued in September 2009 and update the current guidance pertaining to multiple-element revenue arrangements. This new guidance will be effective for our annual reporting period beginning January 1, 2011. We are currently evaluating the impact of this new standard on our financial position, results of operations, cash flows, and disclosures.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are:

- Expected cash from operations;
- Aircraft financing – the nine unencumbered aircraft in our operating fleet that could be financed, if necessary and if financing is available with terms that are acceptable to us;
- Our $185 million bank line-of-credit facility;
- Our $80 million pre-delivery payment facility;
- Other potential sources such as the financing of aircraft parts or receivables or a "forward sale" of mileage credits to our bank partner.

Because of the severe economic uncertainty in the early part of 2009 and the volatility of fuel prices in recent years, we intentionally increased our balance of cash and marketable securities to current levels. As the economic climate stabilizes, we will likely seek to reduce our cash and marketable securities to 25% to 30% of revenues over the next 24 months, either through debt repayment, further share repurchases, or pension funding. We will continue to focus on preserving a strong liquidity position and evaluate our cash needs as conditions change.

We believe that our current cash and marketable securities balance of $1.2 billion combined with future cash flows from operations and other sources of liquidity will be sufficient to fund our operations for at least the next 12 months and would continue to be sufficient if we reduce our cash balance as described above.

In our cash and marketable securities portfolio, we invest only in U.S. government securities, asset-backed obligations and corporate debt securities. We do not invest in equities or auction-rate securities. As of December 31, 2009, we had a $14.0 million net unrealized gain on our $1.2 billion cash and marketable securities balance.

Our overall investment strategy for our marketable securities portfolio has a primary goal of maintaining and securing its investment principal. Our investment portfolio is managed by reputable financial institutions and continually reviewed to ensure that the investments are aligned with our strategy.

The table below presents the major indicators of financial condition and liquidity.

(In millions, except per-share and debt-to-capital amounts)	December 31, 2009	December 31, 2008	Change
Cash and marketable securities	**$ 1,192.1**	$ 1,077.4	$ 114.7
Cash and marketable securities as a percentage of last twelve months revenue	**35%**	29%	6 pts
Long-term debt, net of current portion	**1,699.2**	1,596.3	102.9
Shareholders' equity	**872.1**	661.9	210.2
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	**76%:24%**	81%:19%	(5) pts

The following discussion summarizes the primary drivers of the increase in our cash and marketable securities balance and our expectation of future cash requirements.

ANALYSIS OF OUR CASH FLOWS

Cash Provided by Operating Activities

During 2009, net cash provided by operating activities was $305.3 million, compared to $164.3 million during 2008. The $141.0 million increase was primarily driven by the significant decline in fuel costs compared to the prior year, partially offset by lower revenues and a supplementary $100 million contribution to our pension plans in December 2009.

We typically generate positive cash flows from operations, but historically have consumed substantially all of that cash plus additional debt proceeds for capital expenditures and debt payments. In 2010, however, we anticipate much lower capital expenditures than in the past few years and may choose to use our operating cash flow to pay down debt, provide more funding to our pension plans, repurchase our common stock, or a combination thereof.

Cash Used in Investing Activities

Our investing activities are primarily made up of capital expenditures associated with our fleet transitions and, to a lesser extent, purchases and sales of marketable securities. Cash used in investing activities was $657.4 million during 2009, compared to $581.3 million in 2008. Our capital expenditures increased by $25.6 million as a result of the purchase of ten B737-800s and five Q400s in 2009, versus the purchase of 11 B737-800s and two Q400s in 2008.

We currently expect capital expenditures to be approximately $207 million (of which $122 million is expected to be aircraft-related) during 2010 as we take delivery of four new B737-800s and begin work on an airport terminal move at Los Angeles International airport.

Cash Provided by Financing Activities

We finance a large portion of our capital spending with debt financing. Net cash provided by financing activities was $233.2 million during 2009 compared to $495.8 million during 2008. We completed sale-leaseback transactions on six B737-800 aircraft for net proceeds of $230 million, and we received debt proceeds of $10.4 million from our pre-delivery payment facility and $264.6 million for five new Q400 aircraft and six new B737-800 aircraft. Offsetting these proceeds were long-term debt payments of $135.7 million, $50.3 million of payments on our pre-delivery payment facility, and a $75 million payment on our bank line-of-credit facility. Additionally, we repurchased $23.8 million of our common stock in 2009, compared to a $48.9 million repurchase in 2008.

We plan to meet our capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, along with additional debt financing if necessary.

Bank Line-of-Credit Facility

Alaska has a $185 million variable-rate credit facility that expires in March 2010. The facility has a requirement for us to maintain a minimum unrestricted cash and marketable securities balance of $500 million. There is no outstanding balance on this facility at December 31, 2009. We are working to renew this facility and believe we can do so at terms that will be acceptable to us. See Note 6 in the consolidated financial statements for further discussion.

Pre-delivery Payment Facility

Alaska's $80 million variable-rate revolving loan facility expiring in August 2011 is available to provide a portion of the pre-delivery funding requirements of Alaska's purchase of Boeing 737-800 aircraft under the current aircraft purchase agreement. As of December 31, 2009, there were no outstanding borrowings under this facility. See Note 6 in the consolidated financial statements for further discussion.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

Aircraft Purchase Commitments

In April 2009, Alaska entered into an agreement with Boeing to defer the delivery of a number of B737-800 aircraft and agreed to purchase an additional four aircraft to be delivered in 2014 and 2015. In July 2009, Horizon entered into an agreement with Bombardier to defer all remaining 2010 and 2011 Q400 deliveries to 2012 and 2013.

Given the revised delivery schedules noted above, at December 31, 2009, we had firm orders to purchase 23 aircraft requiring future aggregate payments of approximately $588.8 million, as set forth below. Alaska has options to acquire 40 additional B737s and Horizon has options to acquire 10 Q400s.

The following table summarizes aircraft purchase commitments and payments by year, as of December 31, 2009:

	Delivery Period - Firm Orders					
Aircraft	2010	2011	2012	2013	Beyond 2013	Total
Boeing 737-800	4	3	2	2	4	15
Bombardier Q400	—	—	4	4	—	8
Total	4	3	6	6	4	23
Payments (Millions)*	$121.0	$91.0	$144.7	$143.0	$89.1	$588.8

* Includes pre-delivery payments to Boeing and Bombardier as well as final aircraft payments.

We expect to pay for the four B737-800 aircraft deliveries in 2010 with cash on hand. We expect to pay for firm orders beyond 2010 and the option aircraft, if exercised, through internally generated cash, long-term debt, or operating lease arrangements.

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2009.

(in millions)	2010	2011	2012	2013	2014	Beyond 2014	Total
Current and long-term debt obligations (excluding the pre-delivery payment facility)	$156.0	$191.5	$236.3	$195.8	$162.6	$ 913.0	$1,855.2
Operating lease commitments (1)	234.2	200.9	199.9	156.6	139.3	425.4	1,356.3
Aircraft purchase commitments	121.0	91.0	144.7	143.0	56.2	32.9	588.8
Interest obligations (2)	100.6	99.4	88.6	73.3	61.8	184.0	607.7
Other obligations (3)	65.3	51.9	52.2	42.2	54.3	—	265.9
Total	$677.1	$634.7	$721.7	$610.9	$474.2	$1,555.3	$4,673.9

(1) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases. The aircraft operating leases include lease obligations for three leased MD-80 aircraft and 16 leased Q200 aircraft, all of which are no longer in our operating fleets. We have accrued for these leases commitments based on their discounted future cash flows as we remain obligated under the existing lease contracts on these aircraft.

(2) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2009.

(3) Includes minimum obligations under our long-term power-by-the-hour maintenance agreements for all B737 engines other than the B737-800.

Pension Obligations

The table above excludes contributions to our various pension plans, which could be approximately $45 million to $75 million per year based on our historical funding practice, although there is no minimum required contribution in 2010. With the recent volatility in market values, the fair value of plan assets has fluctuated significantly in the past two years. In 2009, our plan assets recovered some of the value lost with the market declines in 2008. As a result of the partial value recovery and a supplemental $100 million contribution to the plan in December 2009, the unfunded liability for our qualified defined-benefit pension plans was $272.9 million at December 31, 2009 compared to $444.9 million at December 31, 2008. This results in a 76.9% funded status on a projected benefit obligation basis compared to 59.4% funded as of December 31, 2008.

Credit Card Agreements

We have agreements with a number of credit card companies to process the sale of tickets and other services. Under these agreements, there are material adverse change clauses that, if triggered, could result in the credit card companies holding back a reserve from our credit card receivables. Under one such agreement, we could be required to maintain a reserve if our credit rating is downgraded to or below a rating specified by the agreement. Under another such agreement, we would be obligated to maintain a reserve if our cash balance fell below $350 million. We are not currently required to maintain any reserve under these agreements, but if we were, our financial position and liquidity could be materially harmed.

EFFECT OF INFLATION AND PRICE CHANGES

Inflation and price changes other than for aircraft fuel do not have a significant effect on our operating revenues, operating expenses and operating income.

RETURN ON INVESTED CAPITAL

We strive to provide a return to our investors that exceeds the cost of the capital employed in our business. Our target return on invested capital

(ROIC) is 10%. We have not historically reached this threshold, nor did we in the periods presented in this report. However, our strategic plan is built on the premise of providing an appropriate return to all capital providers.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have interest-rate risk on our variable-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices and seek to manage market risk through execution of our hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments, and financial derivative instruments used to hedge our exposure to jet-fuel price increases and interest-rate increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Market Risk – Aircraft Fuel

Currently, our fuel-hedging portfolio consists of crude oil call options and jet fuel refining margin swap contracts. We utilize the contracts in our portfolio as hedges to decrease our exposure to the volatility of jet fuel prices. Call options are designed to effectively cap our cost of the crude oil component of fuel prices, allowing us to limit our exposure to increasing fuel prices. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no downward exposure other than the premiums that we pay to enter into the contracts. We believe there is risk in not hedging against the possibility of fuel price increases. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2009 would increase or decrease the fair value of our crude oil hedge portfolio by approximately $40.6 million and $35.6 million, respectively.

Our portfolio of fuel hedge contracts was worth $115.9 million at December 31, 2009, for which we have paid $88.9 million of premiums to counterparties, compared to a portfolio value of $28.3 million at December 31, 2008. We do not have any collateral held by counterparties to these agreements as of December 31, 2009.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. For more discussion, see Note 3 to our consolidated financial statements.

Financial Market Risk

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2009 would correspondingly change our net earnings and cash flows associated with these items by approximately $1.1 million. In order to help mitigate the risk of interest rate fluctuations, we have fixed the interest rates on certain existing variable-rate debt agreements over the past several years. Our variable-rate debt is approximately 22% of our total long-term debt at December 31, 2009 compared to 21% at December 31, 2008.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2009, interest income would increase by approximately $11.4 million.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

(in millions, except per share)	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2009	2008	2009	2008	2009	2008	2009	2008
Operating revenues	**$742.4**	$839.5	**$843.9**	$930.8	**$967.4**	$1,065.2	**$846.1**	$ 827.1
Operating income (loss)	**(11.9)**	(52.0)	**66.7**	106.5	**159.8**	(120.0)	**52.8**	(106.7)
Net income (loss)	**(19.2)**	(37.3)	**29.1**	63.1	**87.6**	(86.5)	**24.1**	(75.2)
Basic earnings (loss) per share:								
Net income (loss)*	**(0.53)**	(1.01)	**0.80**	1.75	**2.48**	(2.40)	**0.68**	(2.08)
Diluted earnings (loss) per share:								
Net income (loss)*	**(0.53)**	(1.01)	**0.79**	1.74	**2.46**	(2.40)	**0.67**	(2.08)

* For earnings per share, the sum of the quarters will not equal the total for the full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth thereon.

The Company adopted the provisions of SFAS No. 157, *Fair Value Measurements* (included in FASB ASC Topic 320, *Investments-Debt and Equity Securities*) and the measurement date provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (included in FASB ASC Topic 960, *Plan Accounting – Defined Benefit Pension Plans*), effective January 1, 2008.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 18, 2010

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (in millions)	2009	2008
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 164.2**	$ 283.1
Marketable securities	**1,027.9**	794.3
Total cash and marketable securities	**1,192.1**	1,077.4
Receivables—less allowance for doubtful accounts of $1.5	**111.8**	116.7
Inventories and supplies—net	**45.8**	51.9
Deferred income taxes	**120.3**	164.4
Fuel hedge contracts	**65.1**	16.5
Prepaid expenses and other current assets	**99.2**	82.0
Total Current Assets	**1,634.3**	1,508.9
Property and Equipment		
Aircraft and other flight equipment	**3,660.1**	3,431.0
Other property and equipment	**631.3**	608.6
Deposits for future flight equipment	**215.5**	309.8
	4,506.9	4,349.4
Less accumulated depreciation and amortization	**1,339.0**	1,181.7
Total Property and Equipment—Net	**3,167.9**	3,167.7
Fuel Hedge Contracts	**50.8**	35.9
Other Assets	**132.0**	123.1
Total Assets	**$4,985.0**	$4,835.6

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31 (in millions except share amounts)	2009	2008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 63.3	$ 59.6
Accrued aircraft rent	54.0	64.4
Accrued wages, vacation and payroll taxes	155.4	119.5
Other accrued liabilities	463.3	475.4
Air traffic liability	366.3	372.7
Fuel hedge contracts liability	—	24.1
Current portion of long-term debt	156.0	244.9
Total Current Liabilities	1,258.3	1,360.6
Long-Term Debt, Net of Current Portion	1,699.2	1,596.3
Other Liabilities and Credits		
Deferred income taxes	151.1	36.7
Deferred revenue	438.1	421.3
Obligation for pension and postretirement medical benefits	421.0	584.7
Other liabilities	145.2	174.1
	1,155.4	1,216.8
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value Authorized: 5,000,000 shares, none issued or outstanding	—	—
Common stock, $1 par value Authorized: 100,000,000 shares Issued: 2009—35,843,092 shares 2008— 43,171,404 shares	35.8	43.2
Capital in excess of par value	767.0	915.0
Treasury stock (common), at cost: 2009—252,084 shares 2008—6,896,506 shares	(5.7)	(161.4)
Accumulated other comprehensive loss	(240.0)	(328.3)
Retained earnings	315.0	193.4
	872.1	661.9
Total Liabilities and Shareholders' Equity	$4,985.0	$4,835.6

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (in millions except per share amounts)	2009	2008	2007
Operating Revenues			
Passenger	**$3,092.1**	$3,355.8	$3,236.5
Freight and mail	**95.9**	103.6	97.8
Other—net	**211.8**	160.9	171.7
Change in Mileage Plan terms	**—**	42.3	—
Total Operating Revenues	**3,399.8**	3,662.6	3,506.0
Operating Expenses			
Wages and benefits	**988.1**	943.7	959.0
Variable incentive pay	**76.0**	21.4	20.8
Aircraft fuel, including hedging gains and losses	**658.1**	1,398.4	876.3
Aircraft maintenance	**223.1**	208.8	241.8
Aircraft rent	**153.7**	163.1	178.4
Landing fees and other rentals	**223.2**	223.7	226.0
Contracted services	**150.6**	166.1	160.6
Selling expenses	**131.8**	147.1	160.5
Depreciation and amortization	**219.2**	204.6	177.4
Food and beverage service	**50.1**	50.9	49.7
Other	**213.9**	222.9	230.5
New pilot contract transition costs	**35.8**	—	—
Restructuring charges	**—**	12.9	—
Fleet transition costs—MD-80	**—**	47.5	—
Fleet transition costs—CRJ-700	**—**	13.5	—
Fleet transition costs—Q200	**8.8**	10.2	14.1
Total Operating Expenses	**3,132.4**	3,834.8	3,295.1
Operating Income (Loss)	**267.4**	(172.2)	210.9
Nonoperating Income (Expense)			
Interest income	**32.6**	42.4	53.9
Interest expense	**(100.5)**	(102.3)	(88.0)
Interest capitalized	**7.6**	23.2	27.8
Other—net	**(4.2)**	(4.3)	(4.1)
	(64.5)	(41.0)	(10.4)
Income (loss) before income tax	**202.9**	(213.2)	200.5
Income tax expense (benefit)	**81.3**	(77.3)	76.2
Net Income (Loss)	**$ 121.6**	$ (135.9)	$ 124.3
Basic Earnings (Loss) Per Share:	**$ 3.39**	$ (3.74)	$ 3.10
Diluted Earnings (Loss) Per Share:	**$ 3.36**	$ (3.74)	$ 3.07
Shares used for computation:			
Basic	**35.815**	36.343	40.125
Diluted	**36.154**	36.343	40.424

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2006	40.294	$42.5	$880.8	$ (50.4)	$(191.4)	$ 205.0	$ 886.5
2007 net income						$ 124.3	124.3
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					3.2		
Reclassification to earnings					2.0		
Income tax effect					(1.9)		
					3.3		3.3
Related to employee benefit plans:							
Pension liability adjustment, net of $29.6 tax effect					49.8		49.8
Postretirement medical liability adjustment, net of $2.5 tax effect					4.1		4.1
Officers supplemental retirement plan, net of $0.5 tax effect					0.9		0.9
Total comprehensive income							182.4
Purchase of treasury stock	(2.593)			(62.8)			(62.8)
Stock-based compensation			12.3				12.3
Treasury stock issued under stock plans	0.029	—	—	0.7			0.7
Stock issued for employee stock purchase plan	0.127	0.1	2.9				3.0
Stock issued under stock plans, including $0.4 tax benefit	0.194	0.2	3.1				3.3
Balances at December 31, 2007	38.051	$42.8	$899.1	$(112.5)	$(133.3)	$ 329.3	$1,025.4
2008 net loss						(135.9)	(135.9)
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					(8.7)		
Reclassification to earnings					(0.2)		
Income tax effect					3.3		
					(5.6)		(5.6)
Related to employee benefit plans:							
Pension liability adjustment, net of $113.5 tax effect					(188.9)		(188.9)
Postretirement medical liability adjustment, net of $0.5 tax effect					(0.8)		(0.8)
Officers supplemental retirement plan, net of $0.1 tax effect					0.3		0.3
Total comprehensive loss							(330.9)
Purchase of treasury stock	(2.126)			(48.9)			(48.9)
Stock-based compensation			13.4				13.4
Treasury stock issued under stock plans	0.001	—	—				—
Stock issued for employee stock purchase plan	0.169	0.2	3.0				3.2
Stock issued under stock plans	0.180	0.2	(0.5)				(0.3)
Balances at December 31, 2008	36.275	$43.2	$915.0	$(161.4)	$(328.3)	$ 193.4	$ 661.9

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—(Continued)

(In millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2008	36.275	$43.2	$ 915.0	$(161.4)	$(328.3)	$193.4	$661.9
2009 net income						121.6	121.6
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					20.4		
Reclassification to earnings					(2.5)		
Income tax effect					(6.7)		
					11.2		11.2
Related to employee benefit plans:							
Pension liability adjustment, net of $42.3 tax effect					71.9		71.9
Postretirement medical liability adjustment, net of $2.3 tax effect					3.9		3.9
Officers supplemental retirement plan, net of $0.2 tax effect					(0.2)		(0.2)
Related to interest rate derivative instruments:							
Change in fair value					2.4		
Income tax effect					(0.9)		
					1.5		1.5
Total comprehensive income							209.9
Purchase of treasury stock	(1.325)			(23.8)			(23.8)
Stock-based compensation			11.9				11.9
Treasury stock issued under stock plans	0.069			1.5			1.5
Delisting of treasury shares		(7.9)	(170.1)	178.0			—
Stock issued for employee stock purchase plan	0.185	0.2	2.9				3.1
Stock issued under stock plans, including $0.3 million tax benefit	0.387	0.3	7.3				7.6
Balances at December 31, 2009	35.591	$35.8	$ 767.0	$ (5.7)	$(240.0)	$315.0	$872.1

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (in millions)	2009	2008	2007
Cash flows from operating activities:			
Net income (loss)	**$ 121.6**	$(135.9)	$ 124.3
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Non-cash impact of pilot contract transition costs	**15.5**	—	—
Restructuring charges	**—**	12.9	—
Fleet transition costs, including impairment charge	**8.8**	71.2	14.1
Depreciation and amortization	**219.2**	204.6	177.4
Stock-based compensation	**11.9**	13.4	12.3
Changes in fair values of open fuel hedge contracts	**(87.6)**	84.2	(43.9)
Changes in deferred income taxes	**84.1**	(61.0)	60.7
(Increase) decrease in receivables—net	**4.9**	21.3	(3.8)
Increase in prepaid expenses and other current assets	**(11.4)**	(8.6)	(4.6)
Increase (decrease) in air traffic liability	**(6.4)**	8.2	52.4
Increase (decrease) in other current liabilities	**8.1**	(40.7)	26.0
Increase (decrease) in deferred revenue and other-net	**(63.4)**	(5.3)	67.1
Net cash provided by operating activities	**305.3**	164.3	482.0
Cash flows from investing activities:			
Property and equipment additions:			
Aircraft and aircraft purchase deposits	**(367.2)**	(317.1)	(737.6)
Other flight equipment	**(30.6)**	(56.5)	(46.0)
Other property and equipment	**(40.6)**	(39.2)	(50.8)
Total property and equipment additions	**(438.4)**	(412.8)	(834.4)
Proceeds from disposition of assets	**6.7**	9.6	63.4
Purchases of marketable securities	**(942.6)**	(766.0)	(1,149.3)
Sales and maturities of marketable securities	**725.0**	579.6	1,321.1
Restricted deposits and other	**(8.1)**	8.3	(2.6)
Net cash used in investing activities	**(657.4)**	(581.3)	(601.8)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	**275.0**	883.9	281.9
Proceeds from sale-leaseback transactions, net	**230.0**	—	—
Long-term debt payments	**(261.0)**	(343.2)	(132.2)
Purchase of treasury stock	**(23.8)**	(48.9)	(62.8)
Proceeds and tax benefit from issuance of common stock	**13.0**	4.0	6.5
Net cash provided by financing activities	**233.2**	495.8	93.4
Net change in cash and cash equivalents	**(118.9)**	78.8	(26.4)
Cash and cash equivalents at beginning of year	**283.1**	204.3	230.7
Cash and cash equivalents at end of year	**$ 164.2**	$ 283.1	$ 204.3
Supplemental disclosure of cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	**$ 94.6**	$ 71.0	$ 58.6
Income taxes	**(8.8)**	(0.6)	3.5

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alaska Air Group, Inc.
December 31, 2009

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates.

Nature of Operations

Alaska and Horizon operate as airlines. However, their business plans, competition, and economic risks differ substantially. For more detailed information about the Company's operations, see Item 1. "Our Business" in this Form 10-K.

The Company's operations and financial results are subject to various uncertainties, such as general economic conditions, volatile fuel prices, industry instability, intense competition, a largely unionized work force, the need to finance large capital expenditures and the related availability of capital, government regulation, and potential aircraft incidents.

Approximately 72% of Air Group's employees are covered by collective bargaining agreements, including approximately 29% that are covered under agreements that are currently in negotiations or become amendable prior to December 31, 2010.

The airline industry is characterized by high fixed costs. Small fluctuations in load factors and yield (a measure of ticket prices) can have a significant impact on operating results. The Company has been and continues working to reduce unit costs to better compete with carriers that have lower cost structures.

Substantially all sales occur in the United States. See Note 13 for operating segment information and geographic concentrations.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market value. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $26.9 million and $14.1 million at December 31, 2009 and 2008, respectively, and is included in accounts payable.

Receivables

Receivables consist primarily of airline traffic (including credit card) receivables, amounts from customers, Mileage Plan partners, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies-net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $26.0 million and $21.4 million at December 31, 2009 and 2008, respectively. Inventory and supplies-net also includes fuel inventory of $14.0 million and $15.9 million at December 31, 2009 and 2008, respectively. Repairable and rotable aircraft parts inventories are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-400/700/800/900	20 years
Bombardier Q400	15 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

As a result of the early retirement of the MD-80 and Q200 fleets, all remaining flight equipment of those fleets have been depreciated to their expected salvage values. The estimated useful lives are aligned with the fleet's average expected retirement date.

"Related flight equipment" includes rotable and repairable spare inventories, which are depreciated over the associated fleet life unless otherwise noted.

Maintenance and repairs, other than engine maintenance on B737-400, -700 and -900 engines, are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use. Maintenance on B737-400, -700 and -900 engines is covered under power-by-the-hour agreements with third parties, whereby the Company pays a determinable amount, and transfers risk, to a third party. The Company expenses the contract amounts based on engine usage.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is considered when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write- down equal to the excess of the carrying amount over the fair value will be recorded. The Company determined that its two owned CRJ-700 aircraft and the fleet's related spare parts were impaired during 2008. See Note 2 for further discussion of this impairment and other fleet transition costs.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software. The Company capitalized software development costs of $0.7 million, $1.0 million, and $3.0 million during the years ended December 31, 2009, 2008, and 2007, respectively.

Workers Compensation and Employee Health-Care Accruals

The Company uses a combination of self-insurance and insurance programs to provide for workers compensation claims and employee health care benefits. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Deferred Revenue

Deferred revenue results primarily from the sale of mileage credits. This revenue is recognized when award transportation is provided or over the term of the applicable agreement.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued when it is probable that a cash payment will be made and that amount is reasonably estimable. Any accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $9.2 million and $14.2 million as of December 31, 2009 and December 31, 2008, respectively.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability until travel or date of expiration. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the Company's historical data.

Passenger revenue also includes certain "ancillary" or non-ticket revenue such as reservations fees, ticket change fees, and baggage service charges. These fees are recognized as revenue when the related services are provided.

Freight and mail revenues are recognized when service is provided.

Other—net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below. Other—net also includes certain ancillary revenues such as on-board food and beverage sales, commissions from car and hotel vendors, travel insurance commissions. These items are recognized as revenue when the services are provided. Boardroom (airport lounges) memberships are recognized as revenue over the membership period.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska or Horizon and through airline partners, the estimated cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are earned and accumulated.

Alaska also sells mileage credits to non-airline partners such as hotels, car rental agencies, a grocery store chain, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines (less the cost paid to the other airline). The portion of the sales proceeds not deferred is recognized as commission income and included in other revenue-net in the consolidated statements of operations.

Alaska's Mileage Plan deferred revenue and liabilities are included under the following consolidated balance sheet captions at December 31 (in millions):

Balance Sheet Captions	2009	2008
Current Liabilities:		
Other accrued liabilities	**$267.9**	$280.4
Other Liabilities and Credits:		
Deferred revenue	**410.6**	394.1
Other liabilities	**13.2**	15.9
Total	**$691.7**	$690.4

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $41.6 million and $43.4 million at December 31, 2009 and 2008, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue is included under the following consolidated statements of operations captions for the years ended December 31 (in millions):

	2009	2008	2007
Passenger revenues	**$182.1**	$144.2	$115.6
Other-net revenues	**151.5**	101.5	112.0
Change in Mileage Plan terms	**—**	42.3	—
Total Mileage Plan revenues	**$333.6**	$288.0	$227.6

During 2008, the Company changed the terms of its Mileage Plan program regarding the expiration of award miles. Beginning in the third quarter, Mileage Plan accounts with no activity for two years are deleted. As a result of the deletion of a number of accounts, the Company reduced its liability for future travel awards by $42.3 million, which has been recorded in the consolidated statements of operations as "Change in Mileage Plan terms."

Aircraft Fuel

Aircraft fuel includes raw jet fuel and associated "into-plane" costs, fuel taxes, oil, and all of the gains and losses associated with fuel hedge contracts.

Contracted Services

Contracted services includes expenses for ground handling, security, navigation fees, temporary employees, data processing fees, and other similar services.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan free travel awards, advertising, promotional costs, commissions, and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $16.8 million, $14.0 million, and $13.7 million during the years ended December 31, 2009, 2008, and 2007, respectively.

Capitalized Interest

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Derivative Financial Instruments

The Company accounts for financial derivative instruments as prescribed under the accounting standards for derivatives and hedging activity. See Note 3 and Note 12 for further discussion.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company accounts for unrecognized tax benefits in accordance with the accounting standards. See Note 11 for further discussion.

Taxes Collected from Passengers

Taxes collected from passengers, including sales taxes, airport and security fees and other fees, are recorded on a net basis within passenger revenue in the consolidated statements of operations.

Stock-Based Compensation

Accounting standards require companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. These standards apply to all stock awards that the Company grants to employees as well as the Company's Employee Stock Purchase Plan (ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Accounting Pronouncements Adopted in 2009

Effective July 2, 2009, the Accounting Standards Codification (ASC) of the Financial Accounting Standards Board (FASB) became the single official source of authoritative, nongovernmental GAAP in the United States. Although the Company's accounting policies were not affected by the conversion to ASC, references to specific accounting standards in these notes to the consolidated financial statements have been changed to eliminate references to previous standards.

In March 2008, the FASB issued new standards regarding disclosures about derivatives instruments and hedging. These new standards require entities that use derivative instruments to provide certain qualitative disclosures about their objectives and strategies for using such instruments, amounts and location of the derivatives in the financial statements, among other disclosures. This standard was adopted as of January 1, 2009. The required disclosures are included in Note 3 and Note 12. The adoption of this standard did not have a material impact on the disclosures historically provided.

In April 2009, the FASB issued a new standard that clarifies the determination of fair value for assets and liabilities that may be involved in transactions that would not be considered orderly as defined in the position statement. In April 2009, the FASB also issued new accounting standards that provide additional guidance in determining whether a debt security is other-than-temporarily impaired and how entities should record the impairment in the financial statements. The standard requires credit losses, as defined, to be recorded through the statement of operations and the remaining impairment loss to be recorded through accumulated other comprehensive income. Both of these standards were effective for the Company as of June 30, 2009. See Note 5 and Note 12 for a discussion of the impact of these new positions to the Company's financial statements.

In April 2009, the FASB issued new accounting standards that require companies to provide, on an interim basis, disclosures that were previously only required in annual statements for the fair value of financial instruments. This new standard was effective for the Company as of June 30, 2009. The required disclosures impacted the Company's Form 10Q filings for the second and third quarters in 2009. The new standards did not have an impact on annual financial statements.

In December 2008, the FASB issued new accounting standards regarding disclosure about pension and other postretirement benefits which, among other things, expands the disclosure regarding assets in an employer's pension and postretirement benefit plans. The standard requires the Company to add the fair value hierarchy disclosures required by the accounting standards as it relates to the investments of the pension and postretirement benefit plans. This statement is effective for annual financial statements for fiscal years ending after December 15, 2009. See Note 8 for the disclosures required by this standard. This position had no impact on the Company's financial position or results of operations.

Fourth Quarter Adjustments

There were no significant adjustments in the fourth quarters of 2009, 2008 and 2007.

NOTE 2. FLEET TRANSITION AND IMPAIRMENT

Horizon Transition to All-Q400 Fleet

Horizon's long-term goal is to transition to an all-Q400 fleet. As of December 31, 2009, Horizon had either terminated leases or subleased all of its Q200 aircraft. The last Q200 revenue flight was in the first quarter of 2009. The Company recorded charges of $8.8 million in 2009 associated with the disposal and lease termination of six of these Q200 aircraft. During 2008, Horizon recorded fleet transition costs of $10.2 million associated with the removal of Q200 aircraft from operations.

Horizon has 16 Q200 aircraft that are subleased to a third-party carrier. An accrual has been established for the estimated sublease loss over the remaining lease terms of the aircraft and is recorded in the consolidated balance sheets in both other accrued liabilities and other long-term liabilities. Should management decide to restructure the sublease for the 16 Q200 currently subleased to a third-party carrier, the Company will likely have future charges associated with any transaction. At this time, management is unable to estimate the timing or the amount of any future charges.

In 2008, the Company's Board of Directors approved the plan to remove the CRJ-700 fleet from operations. As a result of that decision, Horizon recorded an impairment charge on its two owned CRJ-700 aircraft and related spare parts of $5.5 million. In 2008, the Company also recorded a sublease loss of $6.7 million on the sublease of two leased CRJ-700 aircraft to a third-party carrier and employee severance charges related to the fleet transition of $1.3 million.

As market conditions have hindered the remarketing efforts on the CRJ-700 aircraft and as Horizon has successfully deferred future Q400 deliveries, the fleet transition plan has been delayed until market conditions improve. Depending on the ultimate disposition of the CRJ-700 aircraft, there may be further associated exit charges. The nature, timing or amount of any potential gain or loss associated with these transactions cannot be reasonably estimated at this time.

Alaska Transition to All-Boeing 737 Fleet

In March 2006, the Company's Board of Directors approved a plan to accelerate the retirement of its MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008. As a result, the Company recorded a $47.5 million charge in 2008 reflecting the remaining discounted future lease payments and other contract-related costs associated with the removal of the remaining MD-80 aircraft from operations. The actual remaining future cash payments are included in the lease commitment table in Note 7.

NOTE 3. FUEL HEDGE CONTRACTS

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options for crude oil and swap agreements for jet fuel refining margins, among other initiatives. The Company records these instruments on the balance sheet at their fair value. Changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Raw or "into-plane" fuel cost	**$686.2**	$1,328.8	$ 981.9
(Gains) or losses in value and settlements of fuel hedge contracts	**(28.1)**	69.6	(105.6)
Aircraft fuel expense	**$658.1**	$1,398.4	$ 876.3

The premiums expensed, net of any cash received, for hedges that settled during 2009 totaled $60.7 million. The cash received, net of premiums expensed, in 2008 and 2007 was $122.7 million and $53.4 million, respectively, for fuel hedge contracts that settled during the period based on their originally scheduled settlement date. The Company also realized losses of $50 million on fuel hedge contracts terminated in the fourth quarter of 2008 that had scheduled settlement dates in 2009 and 2010. These amounts represent the difference between the cash paid or received at settlement and the amount of premiums paid for the contracts at origination.

As of December 31, 2009 and 2008, the fair values of the Company's fuel hedge positions were $115.9 million and $28.3 million, respectively, including capitalized premiums paid to enter into the contracts of $88.9 million and $89.1 million, respectively.

The Company uses the "market approach" in determining the fair value of its hedge portfolio. The Company's fuel hedging contracts consist of over-the-counter contracts, which are not traded on an exchange. The fair value of these contracts is determined based on observable inputs that are readily available in active markets or can be derived from information available in active, quoted markets. Therefore, the Company has categorized these contracts as Level 2 in the fair value hierarchy described in Note 12.

Outstanding fuel hedge positions as of December 31, 2009 are as follows:

	Approximate % of Expected Fuel Requirements	Gallons Hedged (in millions)	Approximate Crude Oil Price per Barrel
First Quarter 2010	50%	43.6	$69
Second Quarter 2010	50%	45.9	$69
Third Quarter 2010	50%	48.3	$74
Fourth Quarter 2010	50%	44.5	$83
Full Year 2010	**50%**	**182.3**	**$74**
First Quarter 2011	50%	44.9	$87
Second Quarter 2011	41%	39.2	$83
Third Quarter 2011	36%	35.6	$86
Fourth Quarter 2011	22%	19.9	$84
Full Year 2011	**37%**	**139.6**	**$85**
First Quarter 2012	23%	21.6	$87
Second Quarter 2012	7%	7.0	$86
Third Quarter 2012	6%	6.4	$97
Fourth Quarter 2012	6%	5.2	$93
Full Year 2012	**10%**	**40.2**	**$89**

NOTE 4. NEW PILOT CONTRACT TRANSITION COSTS AND RESTRUCTURING CHARGES

New Pilot Contract Transition Costs

On May 19, 2009, Alaska announced that its pilots, represented by the Air Line Pilots Association, ratified a new four-year contract. Among other items, the contract has a provision that allows for pilots to receive, at retirement, a cash payment equal to 25% of their accrued sick leave balance multiplied by their hourly rate. The transition expense associated with establishing this sick-leave payout program was $15.5 million. Pilots also received a one-time cash bonus following ratification of the contract of $20.3 million in the aggregate. These items have been combined and reported as "New pilot contract transition costs" in the consolidated statements of operations.

Restructuring Charges

In 2008, Alaska announced reductions in work force among union and non-union employees and recorded a $12.9 million charge representing the severance payments and estimated medical coverage obligation for the affected employees.

The following table displays the activity and balance of the severance and related cost components of the Company's restructuring accrual as of and for the years ended December 31, 2009, 2008 and 2007 (in millions):

Accrual for Severance and Related Costs	2009	2008	2007
Balance at beginning of year	**$ 7.2**	$ 0.7	$ 19.9
Restructuring charges and adjustments	**—**	12.9	—
Cash payments	**(7.2)**	(6.4)	(19.2)
Balance at end of year	**$ —**	$ 7.2	$ 0.7

NOTE 5. MARKETABLE SECURITIES

All of the Company's marketable securities are classified as available-for-sale. The securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption "accumulated other comprehensive loss" (AOCL). Realized gains and losses are included in other nonoperating income (expense) in the consolidated statements of operations.

The cost of securities sold is based on the specific identification method. Interest and dividends on marketable securities are included in interest income in the consolidated statements of operations.

The Company's overall investment strategy has a primary goal of maintaining and securing its investment principal. The Company's investment portfolio is managed by well-known financial institutions and continually reviewed to ensure that the investments are aligned with the Company's documented strategy.

Marketable securities consisted of the following at December 31 (in millions):

	2009	2008
Cost:		
U.S. government securities	**$ 376.7**	$329.1
Asset-backed obligations	**215.4**	198.0
Other corporate obligations	**421.8**	263.7
	$1,013.9	$790.8
Fair value:		
U.S. government securities	**$ 381.2**	$342.8
Asset-backed obligations	**214.7**	187.7
Other corporate obligations	**432.0**	263.8
	$1,027.9	$794.3

Activity for marketable securities for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Proceeds from sales and maturities	**$725.0**	$579.6	$1,321.1
Gross realized gains	**7.0**	7.2	4.8
Gross realized losses	**2.3**	3.8	2.9

Of the marketable securities on hand at December 31, 2009, 35% mature in 2010, 24% in 2011, and 41% thereafter.

Some of the Company's asset-backed securities held at December 31, 2009 had credit losses, as defined in the accounting standards. Based on a future cash flow analysis, the Company determined that it does not expect to recover the full amortized cost basis of certain asset-backed obligations. This analysis estimated the expected future cash flows by using a discount rate equal to the effective interest rate implicit in the securities at the date of acquisition. The inputs used to estimate future cash flows included the default, foreclosure, and bankruptcy rates on the underlying mortgages and expected home pricing trends. The Company also looked at the average credit scores of the individual mortgage holders and the average loan-to-value percentage. The majority of the credit losses were recorded in the second quarter of 2009.

The aggregate credit losses recorded in other nonoperating expense totaled $2.2 million in 2009 representing the difference between the present value of future cash flows and the amortized cost basis of the affected securities.

Management does not believe the securities associated with the remaining $3.5 million unrealized loss recorded in AOCL are "other-than-temporarily" impaired, as defined in the accounting standards, based on the current facts and circumstances. Management currently does not intend to sell these securities prior to their recovery nor does it believe that it will be more-likely-than-not that the Company would need to sell these securities for liquidity or other reasons.

During 2008, the Company determined that certain corporate debt securities were other-than-temporarily impaired. As such, the Company recorded a $3.5 million loss in other—net nonoperating expense in 2008 representing the difference between the estimated fair market value and the amortized cost of the securities.

Gross unrealized gains and losses at December 31, 2009 are presented in the table below (in millions):

		Unrealized Losses						
	Unrealized Gains	Less than 12 months	Greater than 12 months	Total Unrealized Losses	Less: Credit Loss Recorded in Earnings	Net Unrealized Losses in AOCL	Net Unrealized Gains/(Losses) in AOCL	Fair Value of Securities with Unrealized Losses
U.S. Government Securities	$ 4.7	$(0.2)	$ —	$(0.2)	$ —	$(0.2)	$ 4.5	$ 76.8
Asset-backed obligations	2.4	(0.2)	(5.1)	(5.3)	(2.2)	(3.1)	(0.7)	61.2
Other corporate obligations	10.4	(0.2)	—	(0.2)	—	(0.2)	10.2	37.7
Total	$17.5	$(0.6)	$(5.1)	$(5.7)	$(2.2)	$(3.5)	$14.0	$175.7

Gross unrealized gains and losses at December 31, 2008 are presented in the table below (in millions):

	Unrealized Gains	Unrealized Losses			Net Unrealized Losses/Gains in AOCI	Fair Value of Securities with Unrealized Losses
		Less than 12 months	Greater than 12 months	Total		
U.S. Government Securities	$10.5	$ —	$—	$ —	$ 10.5	$ —
Asset-backed obligations	0.7	(9.3)	(2.4)	(11.7)	(11.0)	138.6
Other corporate obligations	1.8	(4.3)	(1.0)	(5.3)	(3.5)	154.8
Total	$13.0	$(13.6)	$(3.4)	$(17.0)	$ (4.0)	$293.4

NOTE 6. LONG-TERM DEBT

At December 31, 2009 and 2008, long-term debt obligations were as follows (in millions):

	2009	2008
Fixed-rate notes payable due through 2024*	**$1,440.2**	$1,458.9
Variable-rate notes payable due through 2024*	**415.0**	267.4
Bank line-of-credit facility expiring in 2010*	**—**	75.0
Pre-delivery payment facility expiring in 2011*	**—**	39.9
Long-term debt	**1,855.2**	1,841.2
Less current portion	**(156.0)**	(244.9)
	$1,699.2	$1,596.3

* The weighted-average fixed-interest rate was 6.0% and 6.1% as of December 31, 2009 and 2008, respectively. The weighted-average variable-interest rate, including the interest rate on the pre-delivery payment and bank line-of-credit facilities, was 2.5% and 4.0% as of December 31, 2009 and 2008, respectively.

At December 31, 2009, all of the Company's borrowings were secured by flight equipment.

Alaska has an $80 million variable-rate revolving pre-delivery payment (PDP) facility to provide a portion of the pre-delivery funding requirements for the purchase of new Boeing 737-800 aircraft. The interest rate is based on the one-month LIBOR plus a specified margin. Borrowings are secured by the Company's rights under the Boeing purchase agreement. The principal amounts outstanding on the PDP facility relate to specified aircraft and are repaid at the time the Company takes delivery of the aircraft, if not before. During the second quarter of 2009, the available amount on the facility was reduced from $152 million to $90.5 million and then again to $80 million on August 31, 2009. The reduction was primarily driven by the decline in the remaining future obligations under the purchase agreement with Boeing. The facility expires on August 31, 2011.

During 2009, the Company borrowed $264.6 million using fixed-rate and variable-rate debt secured by flight equipment and another $10.4 million from the PDP facility. Of the borrowings, Alaska and Horizon borrowed $188.9 million and $86.1 million, respectively. The Company made payments of $261.0 million, including $50.3 million on the PDP facility and $75 million on the bank line-of-credit facility.

At December 31, 2009, long-term debt principal payments for the next five years are as follows (in millions):

	Total
2010	$ 156.0
2011	191.5
2012	236.3
2013	195.8
2014	162.6
Thereafter	913.0
Total principal payments	$1,855.2

Bank Line of Credit

The Company has a $185 million credit facility with a syndicate of financial institutions. The interest rate on the credit facility varies depending on certain financial ratios specified in the agreement with a minimum interest rate of LIBOR plus a specified margin. The agreement provides that any borrowings will be secured by either aircraft or cash collateral. The facility expires on March 31, 2010. The facility has a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million. The Company is in compliance with this covenant at December 31, 2009. As of December 31, 2009, there were no borrowings outstanding under this credit facility. Management is currently in the process of renewing this facility and believes it will be able to do so at terms that are acceptable to the Company.

NOTE 7. COMMITMENTS

Lease Commitments

At December 31, 2009, the Company had lease contracts for 88 aircraft, 21 of which are non-operating aircraft, which have remaining noncancelable lease terms of less than one year to over eleven years. The majority of airport and terminal facilities are also leased. Total rent expense was $303.1 million, $313.5 million, and $333.5 million, in 2009, 2008, and 2007, respectively.

Future minimum lease payments with noncancelable terms in excess of one year as of December 31, 2009 are shown below (in millions):

	Operating Leases	
	Aircraft	Facilities
2010	172.7	61.5
2011	154.2	46.7
2012	157.4	42.5
2013	147.3	9.3
2014	133.5	5.8
Thereafter	331.0	94.4
Total lease payments	$1,096.1	$260.2

Aircraft Commitments

In 2005, Alaska entered into an aircraft purchase agreement to acquire B737-800 aircraft with deliveries beginning in January 2006 and continuing through April 2011. In April 2009, Alaska entered into an agreement with Boeing to defer the delivery of a number of B737-800 aircraft and committed to purchase an additional four aircraft to be delivered in 2014 and 2015. As of December 31, 2009, Alaska was committed to purchasing 15 B737-800 aircraft, four of which will be delivered in 2010. The company also has options to purchase an additional 40 B737-800 aircraft.

Horizon entered into an aircraft purchase agreement in 2007 for 15 Q400 aircraft. Horizon entered into an agreement with Bombardier in 2009 to defer 2010 and 2011 deliveries into 2012 and 2013. As a result, Horizon does not expect any aircraft deliveries in each of the next two years. As of December 31, 2009, Horizon was committed to purchasing eight Q400s with deliveries in 2012 and 2013. Horizon has options to purchase an additional ten Q400 aircraft.

At December 31, 2009, the Company had firm purchase commitments for 23 total aircraft requiring remaining aggregate payments of approximately $588.8 million.

The Company expects to pay for the 2010 deliveries with cash on hand. Alaska and Horizon expect to pay for firm orders beyond 2010 and the option aircraft, if exercised, through internally generated cash, long-term debt, or operating lease arrangements.

NOTE 8. EMPLOYEE BENEFIT PLANS

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. With the ratification of the pilot collective bargaining agreement in 2009, the qualified defined-benefit pension plans are no longer open to new entrants.

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers and an unfunded, non-contributory defined-contribution plan for other elected officers.

Accounting standards require recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA).

The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 5.85% and 6.20% were used as of December 31, 2009 and 2008, respectively. For 2009, the rate of compensation increase used varied from 3.21% to 4.53%, depending on the related workgroup. For 2008, the range of compensation increases was 3.52% to 4.53%.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 6.20%, 6.00%, and 5.75% were used for the years ended December 31, 2009, 2008, and 2007, respectively. For all three years, the expected return on plan assets used was 7.75%, and the rate of compensation increase used varied from 3.52% to 4.53%, depending on the plan and the related workgroup.

In determining the discount rate used, the Company's policy is to use the rates at or near the end of the year on high-quality long-term bonds with maturities that closely match the expected timing of future cash distributions from the plan. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

Plan assets are invested in common comingled trust funds invested in equity and fixed income securities. The asset allocation of the funds in the qualified defined-benefit plans, by asset category, is as follows as of the end of 2009 and 2008:

	2009	2008
Asset category:		
Money market fund	**10%**	— %
Domestic equity securities	**45**	49
Non-U.S. equity securities	**18**	21
Fixed income securities	**27**	30
Plan assets	**100%**	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a fund manager and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	50%
Non-U.S. equities:	20%
Fixed income:	30%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

The Company made a $100 million contribution to the plan on December 30, 2009. The majority of that contribution was invested in a money market account at year-end and will be distributed to the other investment categories throughout 2010 in accordance with the target asset allocations.

As of December 31, 2009, other than the money market fund, all assets were invested in common comingled trust funds. The Company uses the net asset values of these funds to determine fair value as allowed using the practical expediency method outlined in the accounting standards. The fund categories included in plan assets as of December 31, 2009 and 2008, their amounts, and their fair value hierarchy level are as follows (dollars in millions):

	2009	2008	Level
Fund type:			
Money market fund	$ 90.6	$ —	1
U.S. equity market fund	408.0	316.3	2
Non-U.S. equity fund	164.4	136.7	2
U.S. debt index fund	147.6	153.6	2
Government/credit bond index fund	96.3	43.4	2
Plan assets	$906.9	$650.0	

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 5.85% and 6.20% were used as of December 31, 2009 and 2008 respectively. The rate of compensation increase used was 5.00% as of December 31, 2009 and 2008.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 6.20%, 6.00%, and 5.75% were used for the years ended December 31, 2009, 2008, and 2007, respectively. The rate of compensation increase used was 5.00% for all three years presented.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans for 2009 and 2008 (in millions):

	Qualified		Nonqualified	
	2009	2008	2009	2008
Projected benefit obligation (PBO)				
Beginning of year	**$1,094.9**	$1,056.9	**$ 36.0**	$ 34.9
Service cost	**44.2**	46.6	**0.7**	0.9
Interest cost	**66.9**	62.7	**2.2**	2.1
Plan amendments	**(29.6)**	(0.5)	**—**	—
Curtailment (gain) loss	**—**	(2.9)	**—**	—
Actuarial (gain) loss	**47.3**	(31.1)	**0.6**	(0.1)
Transfer to pilot long-term disability plan	**(3.0)**	—	**—**	—
Benefits paid	**(40.9)**	(36.8)	**(2.2)**	(1.8)
End of year	**$1,179.8**	$1,094.9	**$ 37.3**	$ 36.0
Plan assets at fair value				
Beginning of year	**$ 650.0**	$ 910.6	**$ —**	$ —
Actual return on plan assets	**150.0**	(275.5)	**—**	—
Employer contributions	**147.8**	51.7	**2.2**	1.8
Benefits paid	**(40.9)**	(36.8)	**(2.2)**	(1.8)
End of year	**$ 906.9**	$ 650.0	**$ —**	$ —
Funded status (unfunded)	**$ (272.9)**	$ (444.9)	**$(37.3)**	$(36.0)
Percent funded	**76.9%**	59.4%	**—**	—

Of the total $1.2 billion PBO for the qualified plans, approximately 57% represents the obligation of the plan covering Alaska's pilots. The accumulated benefit obligation for the combined qualified defined-benefit pension plans was $1,102.5 million and $1,017.9 million at December 31, 2009 and 2008, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $36.9 million and $35.8 million at December 31, 2009 and 2008, respectively.

The plan amendment and the transfer to the pilot long-term disability plan in 2009 were the result of plan changes in the new pilot collective bargaining agreement ratified during the year. See further discussion under "Pilot Long-term Disability Benefits" below.

As of December 31, 2009 and 2008, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2009		2008	
	Qualified	Nonqualified	Qualified	Nonqualified
Accrued benefit liability-current	**$ —**	**$ 2.5**	$ —	$ 2.5
Accrued benefit liability-long term	**272.9**	**34.8**	444.9	33.5
Total liability recognized	**$272.9**	**$37.3**	$444.9	$36.0

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS (AOCI):

	2009		2008	
	Qualified	Nonqualified	Qualified	Nonqualified
Prior service cost (credit)	**$ (17.5)**	**$0.1**	$ 16.3	$0.2
Net loss	**395.0**	**4.8**	475.4	4.3
Amount recognized in AOCI (pretax)	**$377.5**	**$4.9**	$491.7	$4.5

The expected amortization of prior service credit and net loss from AOCI in 2010 is $(0.9) million and $22.2 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the expected combined amortization of prior service cost and net loss from AOCI in 2010 is $0.2 million.

Net pension expense for the defined-benefit plans included the following components for 2009, 2008, and 2007 (in millions):

	Qualified			Nonqualified		
	2009	2008	2007	2009	2008	2007
Service cost	**$ 44.2**	$ 46.6	$ 49.7	**$0.7**	$0.9	$1.1
Interest cost	**66.9**	62.7	60.9	**2.2**	2.1	1.9
Expected return on assets	**(51.3)**	(71.8)	(66.3)	**—**	—	—
Amortization of prior service cost	**4.3**	4.4	4.9	**0.1**	0.1	0.1
Curtailment loss	**—**	0.5	—	**—**	—	—
Recognized actuarial loss	**28.9**	5.6	13.4	**0.1**	0.2	0.3
Net pension expense	**$ 93.0**	$ 48.0	$ 62.6	**$3.1**	$3.3	$3.4

Historically, the Company's practice has been to contribute to the qualified defined-benefit pension plans in an amount equal to the greater of 1) the minimum required by law, 2) the PPA target liability, or 3) the service cost as actuarially calculated. There are no current funding requirements for the Company's plans in 2010. However, the Company anticipates that it will continue with its historical funding practice in 2010, which would result in funding of approximately $50 million. The Company expects to contribute approximately $2.5 million to the nonqualified defined-benefit pension plans during 2010.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2009 are as follows (in millions):

	Qualified	Nonqualified
2010	$ 36.4	$ 2.5
2011	48.8	2.2
2012	50.0	2.4
2013	57.2	2.5
2014	64.7	2.7
2015– 2019	$394.9	$17.3

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded. This liability was determined using an assumed discount rate of 5.85% and 6.20% at December 31, 2009 and 2008, respectively.

	2009	2008
Accumulated postretirement benefit obligation		
Beginning of year	**$ 109.9**	$ 101.7
Service cost	**5.6**	4.2
Interest cost	**7.8**	5.6
Plan amendments	**4.1**	—
Curtailments	**—**	(0.5)
Actuarial (gain) loss	**(6.7)**	1.9
Transfer to pilot long-term disability plan	**(0.6)**	—
Benefits paid	**(2.8)**	(3.0)
End of year	**$ 117.3**	$ 109.9
Plan assets at fair value		
Beginning of year	**$ —**	$ —
Employer contributions	**2.8**	3.0
Benefits paid	**(2.8)**	(3.0)
End of year	**$ —**	$ —
Funded status (unfunded)	**$(117.3)**	$(109.9)

The plan amendment and the transfer to the pilot long-term disability plan in 2009 were the result of plan changes in the new pilot collective bargaining agreement ratified during the year. See further discussion under "Pilot Long-term Disability Benefits" below.

As of December 31, 2009 and 2008, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2009	2008
Accrued benefit liability-current	**$ 4.2**	$ 4.4
Accrued benefit liability-long term	**113.1**	105.5
Total liability recognized	**$117.3**	$109.9

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCI:

	2009	2008
Prior service cost	**$ 2.6**	$ 1.4
Net loss	**15.7**	23.1
Amount recognized in AOCI (pretax)	**$18.3**	$24.5

The expected combined amortization of prior service cost and net loss from AOCI in 2010 is $0.3 million.

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Service cost	**$ 5.6**	$ 4.2	$ 4.6
Interest cost	**7.8**	5.6	6.3
Amortization of prior service cost	**2.9**	(0.3)	(0.3)
Recognized actuarial loss	**0.8**	0.5	2.4
Net periodic benefit cost	**$17.1**	$10.0	$13.0

This is an unfunded plan. The Company expects to contribute approximately $4.2 million to the postretirement medical benefits plan in 2010, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2009 are as follows (in millions):

2010	$ 4.2
2011	4.8
2012	5.2
2013	5.9
2014	6.6
2015 - 2019	44.2

The assumed health care cost trend rates to determine the expected 2010 benefits cost are 9.2%, 9.2%, 5% and 4% for medical, prescription drugs, dental and vision costs, respectively. The assumed trend rate declines steadily through 2028 where the ultimate assumed trend rates are 4.7% for medical, prescription drugs and dental, and 4% for vision.

A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans during 2009, 2008 and 2007 (in millions):

	2009	2008	2007
Change in service and interest cost			
1% higher trend rate	**$ 2.1**	$ 1.4	$ 1.6
1% lower trend rate	**(1.7)**	(1.2)	(1.4)
Change in year-end postretirement benefit obligation			
1% higher trend rate	**$ 14.4**	$ 13.3	$ 12.2
1% lower trend rate	**(12.4)**	(11.5)	(10.6)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $28.6 million, $27.5 million, and $26.4 million in 2009, 2008, and 2007, respectively. Management expects that Company contributions will increase in 2010 as pilots that elected to freeze or reduce their service credits in the defined-benefit pension plan will receive a higher Company contribution under the new collective bargaining agreement.

The Company also has a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who are ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2009 and 2008.

Pilot Long-term Disability Benefits

The collective bargaining agreement with Alaska's pilots calls for the removal of long-term disability benefits from the defined-benefit plan for any pilot that was not already receiving long-term disability payments prior to January 1, 2010. As a result of this plan change, the PBO of $32.6 million associated with assumed future disability payments was removed from the overall defined-benefit pension plan liability, $29.6 million of which was recorded through AOCI . Furthermore, the removal of the plan from the defined-benefit pension plan reduced the accumulated postretirement benefit obligation for medical costs as the new plan no longer considers long-term disability to be "retirement" from the Company.

The new long-term disability plan removes the service requirement that was in place under the former defined-benefit plan. Therefore, the liability is calculated based on estimated future benefit payments associated with pilots that were assumed to be disabled on a long-term basis as of December 31, 2009 and does not include any assumptions for future disability. The liability includes the discounted expected future benefit payments and medical costs. The total liability at December 31, 2009 is $3.1 million, which is recorded net of a prefunded trust account of $0.5 million, and is included in long-term other liabilities on the consolidated balance sheets.

Employee Incentive-Pay Plans

Alaska and Horizon have three separate plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2009, 2008 and 2007 was $76.0 million, $21.4 million, $20.8 million, respectively. The plans are summarized below:

- *Performance-Based Pay* (PBP) is a program that rewards all Alaska employees other than clerical, office and passenger service employees (COPS) and station employees in Mexico, and Horizon employees other than pilots, mechanics, and represented station personnel in Canada. The program is based on four separate metrics related to: (1) Air Group profitability, (2) safety, (3) achievement of unit-cost goals, and (4) employee engagement.
- The *Profit Sharing Plan* is based on Air Group profitability and includes the employees that don't participate in PBP.
- The *Operational Performance Rewards Program* entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

NOTE 9. DETAIL OF OTHER FINANCIAL STATEMENT CAPTIONS

Receivables

Receivables consisted of the following at December 31 (in millions):

	2009	2008
Airline traffic receivables	**$ 55.2**	$ 46.7
Mileage Plan receivables	**31.9**	29.6
Receivables from fuel-hedging counterparties	**1.1**	—
Other receivables	**25.1**	41.9
Allowance for doubtful accounts	**(1.5)**	(1.5)
	$111.8	$116.7

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31 (in millions):

	2009	2008
Prepaid aircraft rent	**$47.9**	$48.0
Prepaid fuel	**10.8**	10.3
Prepaid engine maintenance	**13.3**	—
Other	**27.2**	23.7
	$99.2	$82.0

Other Assets

Other assets consisted of the following at December 31 (in millions):

	2009	2008
Restricted deposits (primarily restricted investments)	**$ 86.7**	$ 78.6
Deferred costs and other*	**45.3**	44.5
	$132.0	$123.1

* Deferred costs and other includes deferred financing costs, long-term prepaid rent, lease deposits and other items.

At December 31, 2009, the Company's restricted deposits were primarily restricted investments used to guarantee various letters of credit and workers compensation self-insurance programs. The restricted investments consist of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates fair value.

Other Accrued Liabilities (current)

Other accrued liabilities consisted of the following at December 31 (in millions):

	2009	2008
Mileage Plan current liabilities	**$267.9**	$280.4
Pension liability (nonqualified plans)	**2.5**	2.5
Postretirement medical benefits liability	**4.2**	4.4
Other*	**188.7**	188.1
	$463.3	$475.4

* Other consists of property and transportation taxes and accruals for ground operations, facilities rent, maintenance, and fuel, among other items.

Other Liabilities (noncurrent)

Other liabilities consisted of the following at December 31 (in millions):

	2009	2008
Mileage Plan liability	**13.2**	15.9
Uncertain tax position liability (see Note 11)	**1.3**	23.7
Aircraft rent-related	**61.1**	80.4
Other*	**69.6**	54.1
	$145.2	$174.1

* Other consists of accrued workers' compensation and deferred credits on aircraft purchases, among other items.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at December 31 (in millions, net of tax):

	2009	2008
Unrealized loss (gain) on marketable securities considered available-for-sale	**$ (8.7)**	$ 2.5
Related to pension plans	**238.8**	310.4
Related to postretirement medical benefits	**11.4**	15.4
Related to interest rate derivatives	**(1.5)**	—
	$240.0	$328.3

NOTE 10. STOCK-BASED COMPENSATION PLANS

The Company has stock awards outstanding under a number of long-term incentive equity plans, one of which (the 2008 Long-Term Incentive Equity Plan) continues to provide for the granting of stock awards to directors, officers and employees of the Company and its subsidiaries. Compensation expense is recorded over the shorter of the vesting period or the period between grant date and the date the employee becomes retirement-eligible as defined in the applicable plan. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

Stock Options

Under the various plans, options for 8,299,258 shares have been granted and, at December 31, 2009, 1,406,393 shares were available for future grant of either options or stock awards. Under all plans, the stock options granted have terms of up to ten years. For all plans except the 1997 Long-term Incentive Equity Plan (1997 Plan), when options are exercised, new common shares are issued. When options granted under the 1997 Plan are exercised, shares are issued from the Company's treasury shares. The total number of outstanding options from the 1997 Plan as of December 31, 2009 is 203,100. Substantially all grantees are 25% vested after one year, 50% after two years, 75% after three years, and 100% after four years.

The tables below summarize stock option activity for the year ended December 31, 2009:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2008	2,605,627	$30.77		
Granted	389,652	27.54		
Exercised	(354,801)	27.90		
Forfeited or expired	(321,655)	38.88		
Outstanding, December 31, 2009	2,318,823	$29.54	5.2	$13.6
Exercisable at December 31, 2009	**1,521,456**	**$29.97**	**3.6**	**$ 8.2**

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2009, 2008, and 2007:

	2009	2008	2007
Expected volatility	**52%**	42%	43%
Expected term	**6 years**	5.8 years	6 years
Risk-free interest rate	**2.01%**	2.96%	4.79%
Expected dividend yield	**—**	—	—
Weighted-average fair value of options granted	**$14.00**	$11.12	$19.51

The expected market price volatility of the common stock is based on the historical volatility over a time period commensurate with the expected term of the awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the term nearest the expected term of the option at the time of grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected term of the options and the expected forfeiture rates are based on historical experience for various homogenous employee groups.

The Company recorded stock-based compensation expense related to stock options of $4.3 million, $5.1 million, and $4.7 million in 2009, 2008, and 2007, respectively. The total intrinsic value of options exercised during 2009 was $1.6 million. Cash received by the Company from option exercises during 2009 totaled $8.3 million. A total of 295,399 options vested during 2009 with an aggregate fair value of $4.4 million. As of December 31, 2009, $4.4 million of compensation cost associated with unvested stock option awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 2.2 years.

The following table summarizes stock options outstanding and exercisable at December 31, 2009 with their weighted-average exercise prices and remaining contractual lives:

Range of Exercise prices	Remaining Life (years)	Shares	Price Per Share
Outstanding:			
$10 to $20	5.0	210,739	$18.86
$21 to $28	6.1	1,160,629	26.99
$29 to $34	2.9	584,175	31.98
$35 to $45	5.7	363,280	39.96
Options outstanding	5.2	2,318,823	$29.54

Range of Exercise prices	Shares	Price Per Share
Exercisable:		
$10 to $20	143,700	$18.70
$21 to $28	550,553	26.51
$29 to $34	582,256	31.98
$35 to $45	244,947	39.57
Options exercisable	1,521,456	$29.97

Restricted Stock Awards

The Company has restricted stock units (RSUs) outstanding under the 2004 and 2008 Long-term Incentive Equity Plans. As of December 31, 2009, 1,125,791 total RSUs have been granted under these plans. The RSUs are non-voting and are not eligible for dividends. The fair value of the RSU awards is based on the closing price of the Company's common stock on the date of grant. Compensation cost for RSUs is generally recognized over the shorter of three years from the date of grant as the awards "cliff vest" after three years, or the period from the date of grant to the employee's retirement eligibility. The Company recorded stock-based compensation expense related to RSUs of $5.8 million, $6.8 million, and $5.6 million in 2009, 2008, and 2007, respectively. These amounts are included in wages and benefits in the consolidated statements of operations.

The following table summarizes information about outstanding RSUs:

	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2008	501,658	$28.14
Granted	253,293	27.19
Vested	(132,415)	35.17
Forfeited	(19,842)	27.72
Non-vested at December 31, 2009	602,694	$26.21

As of December 31, 2009, $5.3 million of compensation cost associated with unvested restricted stock awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 1.8 years.

Performance Stock Awards

During the first quarters of 2008 and 2007, the Company awarded Performance Share Unit awards (PSUs) to certain executives. PSUs are similar to RSUs, but vesting is based on a performance condition tied to the Company achieving a specified pretax margin over a three-year period. The PSU plan allows a portion of the PSUs to vest even if the specified pretax margin falls below the target but above the minimum threshold, and additional shares to be granted if the margin target is exceeded, subject to a maximum. The Company intends to regularly review its assumptions about meeting the performance goal and expected vesting, and to adjust the related compensation expense accordingly. Based on expectations of the number of PSUs that will ultimately vest, the Company did not record any expense in 2009, recorded a credit of $0.4 million in 2008, and recorded compensation expense of $0.4 million during 2007.

Deferred Stock Awards

In 2009, the Company awarded 12,704 Deferred Stock Unit awards (DSUs) to members of its Board of Directors as part of their retainers. The underlying common shares are issued upon retirement from the Board, but require no future service period. As a result, the entire intrinsic value of the awards on the date of grant was expensed in 2009. The total amount of compensation expense recorded in both 2009 and 2008 was $0.3 million.

Employee Stock Purchase Plan

The Company sponsors an ESPP, which qualifies under Section 423 of the Internal Revenue Code. Under the terms of the ESPP, employees can purchase Company common stock at 85% of the closing market price on the first day of the offering period or the quarterly purchase date, whichever is lower. Because of these attributes, the ESPP is considered compensatory under accounting standards and as such, compensation cost is recognized. Compensation cost for the Company's ESPP was $1.5 million in 2009 and $1.6 million in both 2008 and 2007. The grant date fair value is calculated using the Black-Scholes model in the same manner as the Company's option awards for 85% of the share award plus the intrinsic value of the 15% discount. Proceeds received from the issuance of shares are credited to stockholders' equity in the period in which the shares are issued. In 2009 and 2008, 184,488 shares and 169,242 shares, respectively, were purchased by Company employees under the ESPP, resulting in cash proceeds of $3.1 million and $3.2 million, respectively.

Summary of Stock-Based Compensation

The table below summarizes the components of total stock-based compensation for the years ended December 31, 2009, 2008 and 2007:

(in millions)	2009	2008	2007
Stock options	**$ 4.3**	$ 5.1	$ 4.7
Restricted stock units	**5.8**	6.8	5.6
Performance share units	**—**	(0.4)	0.4
Deferred stock awards	**0.3**	0.3	—
Employee stock purchase plan	**1.5**	1.6	1.6
Total stock-based compensation	**$11.9**	$13.4	$12.3

NOTE 11. INCOME TAXES

Deferred Income Taxes

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2009	2008
Excess of tax over book depreciation	**$ 603.9**	$ 526.9
Fuel hedge contracts	**10.8**	—
Other—net	**11.3**	5.3
Gross deferred tax liabilities	**626.0**	532.2
Mileage Plan	**(252.6)**	(255.3)
Fuel hedge contracts	**—**	(23.2)
AMT and other tax credits	**(56.8)**	(62.3)
Leased aircraft return provision	**(1.8)**	(5.2)
Inventory obsolescence	**(16.9)**	(13.8)
Deferred gains	**(17.8)**	(18.5)
Employee benefits	**(197.7)**	(250.4)
Loss carryforwards*	**(30.2)**	(3.3)
Other—net	**(21.4)**	(27.9)
Gross deferred tax assets	**(595.2)**	(659.9)
Net deferred tax (assets) liabilities	**$ 30.8**	$(127.7)
Current deferred tax asset	**$(120.3)**	$(164.4)
Noncurrent deferred tax liability	**151.1**	36.7
Net deferred tax (asset) liability	**$ 30.8**	$(127.7)

* Federal loss carryforwards of $73.0 million ($25.6 million tax effected) expire beginning in 2029. State loss carryforwards of $97.5 million ($4.6 million tax effected) expire beginning in 2010 and ending in 2029.

In 2009, a new federal law liberalized rules for certain net operating losses (NOLs), increasing the carryback period for 2008 or 2009 NOLs from two years to up to five years at the taxpayer's election. In addition, the new law suspended the 90-percent limitation on the utilization of NOLs for Alternative Minimum Tax (AMT) NOLs attributed to the extended carryback election. Because of these law changes, the Company recorded $5.0 million in federal and state income tax receivables and a corresponding decrease in federal and state AMT credit carryforwards.

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2009. This conclusion is based on the expected future reversals of existing taxable temporary differences, anticipated future taxable income, and the potential for future tax planning strategies to generate taxable income, if needed. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

Components of Income Tax Expense (Benefit)

The components of income tax expense (benefit) were as follows (in millions):

	2009	2008	2007
Current tax expense (benefit):			
Federal	**$ (3.4)**	$(13.4)	$12.8
State	**(1.3)**	—	4.8
Total current	**(4.7)**	(13.4)	17.6
Deferred tax expense (benefit):			
Federal	**76.7**	(56.1)	55.1
State	**9.3**	(7.8)	3.5
Total deferred	**86.0**	(63.9)	58.6
Total tax expense (benefit) related to income (loss)	**$81.3**	$(77.3)	$76.2

Income Tax Rate Reconciliation

Income tax expense (benefit) reconciles to the amount computed by applying the U.S. federal rate of 35% to income (loss) before income tax and accounting change as follows (in millions):

	2009	2008	2007
Income (loss) before income tax	**$202.9**	$(213.2)	$200.5
Expected tax expense (benefit)	**71.0**	(74.6)	70.2
Nondeductible expenses	**3.1**	3.4	3.4
State income taxes	**5.5**	(5.1)	4.9
Other—net*	**1.7**	(1.0)	(2.3)
Actual tax expense (benefit)	**$ 81.3**	$ (77.3)	$ 76.2
Effective tax rate	**40.1%**	36.3%	38.0%

* In 2007, other-net includes $1.0 million of tax benefits due to a favorable decision in a matter with the State of California and $1.0 million of tax benefits related to the recognition of California income tax credit carryforwards.

Uncertain Tax Positions

The Company has identified its federal tax return and its state tax returns in Alaska, Oregon, and California as "major" tax jurisdictions. The periods subject to examination for the Company's federal and Alaska income tax returns are the 2003 through 2008 tax years; however, the 2003 to 2005 tax returns are subject to examination only to a limited extent due to net operating losses carried forward from and carried back to those periods. In California, the income tax years 2000 through 2008 remain open to examination. The 2000 to 2004 California tax returns are subject to examination only to the extent of the net operating loss carryforwards from those years that were utilized in 2005 and 2006. In Oregon, the income tax years 2001 to 2008 remain open to examination. The 2001 to 2004 Oregon tax returns are subject to examination only to the extent of net operating loss carryforwards from those years that were utilized in 2006 and later years.

Because of the resolution of uncertain tax positions in the fourth quarter of 2009, the Company reevaluated its tax position. As a result, the Company recorded a $20.5 million reduction of the liability. The Company also reversed $2.0 million of previously accrued interest on these tax positions through interest expense in the consolidated statements of operations. At December 31, 2009, the total amount of unrecognized tax benefits of $1.3 million is recorded as a liability, all of which would impact the effective tax rate.

No interest or penalties related to these tax positions were accrued as of December 31, 2009.

Changes in the liability for unrecognized tax benefits during 2008 and 2009 are as follows (in millions):

Balance at December 31, 2007	$ 27.9
Gross increases—tax positions in prior period	1.4
Gross decreases—tax positions in prior period	(11.2)
Gross increases—current-period tax positions	5.6
Settlements	—
Lapse of statute of limitations	—
Balance at December 31, 2008	$ 23.7
Gross increases—tax positions in prior period	—
Gross decreases—tax positions in prior period	(22.5)
Gross increases—current-period tax positions	0.1
Settlements	—
Lapse of statute of limitations	—
Balance at December 31, 2009	$ 1.3

NOTE 12. FINANCIAL INSTRUMENTS

Fair Value Measurements

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The standards also establish a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash, Cash Equivalents and Marketable Securities

The Company uses the "market approach" in determining the fair value of its cash, cash equivalents and marketable securities. The securities held by the Company are valued based on observable prices in active markets.

Amounts measured at fair value as of December 31, 2009 are as follows (in millions):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents ..	$164.2	$ —	$—	$ 164.2
Marketable securities ...	108.9	919.0	—	1,027.9
Total	$273.1	$919.0	$—	$1,192.1

Amounts measured at fair value as of December 31, 2008 are as follows (in millions):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents ..	$257.2	$ 25.9	$—	$ 283.1
Marketable securities ...	68.3	726.0	—	794.3
Total	$325.5	$751.9	$—	$1,077.4

Interest Rate Swap Agreements

In the third quarter of 2009, the Company entered into interest rate swap agreements with a third party designed to hedge the volatility of the underlying variable interest rate in the Company's aircraft lease agreements for six B737-800 aircraft. The agreements stipulate that the Company pay a fixed interest rate over the term of the contract and receive a floating interest rate. All significant terms of the swap agreement match the terms of the lease agreements, including interest-rate index, rate reset dates (every six months), termination dates and underlying notional values. The agreements expire beginning in February 2020 through March 2021 to coincide with the lease termination dates.

The Company has formally designated these swap agreements as hedging instruments and will record the effective portion of the hedge as an adjustment to aircraft rent in the consolidated statement of operations in the period of contract settlement. The effective portion of the changes in fair value for instruments that settle in the future are recorded in AOCL in the consolidated balance sheets.

At December 31, 2009, the Company had an asset of $2.4 million associated with these contracts, all of which is expected to be reclassified into earnings within the next twelve months and is recorded in prepaid expenses and other current assets in the consolidated balance sheets. The fair value of these contracts is determined based on the difference between the fixed interest rate in the agreements and the observable LIBOR-based interest forward rates at period end, multiplied by the total notional value. As such, the Company places these contracts in Level 2 of the fair value hierarchy.

Fair Value of Financial Instruments

The majority of the Company's financial instruments are carried at fair value. Those include cash, cash equivalents and marketable securities (Note 5), restricted deposits (Note 9), fuel hedge contracts (Note 3), and interest rate swap agreements (Note 12). The Company's long-term fixed-rate debt is not carried at fair value.

The estimated fair value of the Company's long-term debt was as follows (in millions):

	Carrying Amount	Fair Value
Long-term debt at December 31, 2009	$1,855.2	$1,821.3
Long-term debt at December 31, 2008	$1,841.2	$2,006.8

The fair value of cash equivalents approximates carrying values due to the short maturity of these instruments. The fair value of marketable securities is based on market prices. The fair value of fuel hedge contracts is based on commodity exchange prices. The fair value of restricted deposits approximates the carrying amount. The fair value of interest rate swap agreements is based on quoted market swap rates. The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current borrowing rate.

Concentrations of Credit

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its fuel-hedging contracts and interest rate swap agreements and does not anticipate nonperformance by the counterparties.

The Company could realize a loss in the event of nonperformance by any single counterparty to these contracts. However, the Company enters into transactions only with large, well-known financial institution counterparties that have strong credit ratings. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company's trade receivables do not represent a significant concentration of credit risk at December 31, 2009 due to the frequency that settlement takes place and the dispersion across many industry and government segments.

NOTE 13. OPERATING SEGMENT INFORMATION

Accounting standards require that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has two primary operating and reporting segments, consisting of Alaska and Horizon, for which financial information is presented below. These segments are more fully described in Note 1.

(in millions)	2009	2008	2007
Operating revenues:			
Alaska—mainline (1)	**$2,717.6**	$2,920.5	$2,788.5
Alaska—purchased capacity (1)	**288.4**	300.8	281.4
Total Alaska	**$3,006.0**	$3,221.3	$3,069.9
Horizon—brand flying	**392.7**	440.2	400.5
Horizon—capacity purchase arrangement with Alaska	**261.7**	293.7	317.9
Total Horizon	**$ 654.4**	$ 733.9	$ 718.4
Other (2)	**1.1**	1.1	1.1
Elimination of inter-company revenues	**(261.7)**	(293.7)	(283.4)
Consolidated	**3,399.8**	3,662.6	3,506.0
Depreciation and amortization expense:			
Alaska (3)	**178.5**	165.9	142.3
Horizon	**39.5**	37.5	33.9
Other (2)	**1.2**	1.2	1.2
Consolidated	**219.2**	204.6	177.4
Interest income:			
Alaska (3)	**38.6**	51.3	64.8
Horizon	**2.0**	5.4	4.5
Other (2)	**—**	—	—
Elimination of inter-company accounts	**(8.0)**	(14.3)	(15.4)
Consolidated	**32.6**	42.4	53.9
Interest expense:			
Alaska (3)	**88.1**	92.5	86.2
Horizon	**19.9**	23.6	16.6
Other (2)	**0.5**	0.5	0.6
Elimination of inter-company accounts	**(8.0)**	(14.3)	(15.4)
Consolidated	**100.5**	102.3	88.0

(in millions)	2009	2008	2007
Income (loss) before income tax and accounting change:			
Alaska—mainline	**176.9**	(140.4)	236.4
Alaska—purchased capacity	**6.9**	(12.9)	(21.4)
Total Alaska	**183.8**	(153.3)	215.0
Horizon	**22.8**	(55.8)	(10.7)
Other (2)	**(3.7)**	(4.1)	(3.8)
Consolidated	**202.9**	(213.2)	200.5
Capital expenditures (4):			
Alaska (3)	**357.5**	323.8	606.5
Horizon	**80.9**	89.0	227.9
Consolidated	**438.4**	412.8	834.4
Total assets at end of period:			
Alaska (3)	**4,541.3**	4,428.6	
Horizon	**724.1**	692.3	
Other (2)	**1,052.4**	820.3	
Elimination of inter-company accounts	**(1,332.8)**	(1,105.6)	
Consolidated	**$ 4,985.0**	$ 4,835.6	

(1) Alaska mainline revenue represents revenue from passengers aboard Alaska jets, freight and mail revenue, and all other revenue. Purchased capacity revenue represents that revenue earned by Alaska on capacity provided by Horizon and a small third party under a capacity purchase arrangement.
(2) Includes the parent company, Alaska Air Group, Inc., including its investments in Alaska and Horizon, which are eliminated in consolidation.
(3) There are no interest or depreciation expenses associated with purchased capacity flying at Alaska, nor are there any associated assets or capital expenditures.
(4) Capital expenditures include aircraft deposits, net of deposits returned.

NOTE 14. SHAREHOLDER'S EQUITY

Common Stock Repurchase

In 2007, the Board of Directors authorized the Company to repurchase up to $100 million of its common stock. The Company completed the $100 million common stock repurchase program in February 2008. Under that program, the Company repurchased 4,113,782 shares, or 10% of the outstanding stock at the start of the program, at an average price of $24.31 per share. In March 2008, the Company announced a subsequent $50 million common stock repurchase program that expired in March 2009. During 2008, the Company repurchased 605,700 shares of its common stock for approximately $11.7 million under this program. No further repurchases were made under this program.

On June 11, 2009, the Board of Directors authorized the Company to repurchase up to $50 million of its common stock under a new buyback program, at which time the Company's stock price was $15.60. Through December 31, 2009, the Company had repurchased 1,324,578 shares of its common stock for approximately $23.8 million under this program.

Delisting of Common Shares

In October 2009, the Company delisted 7,900,000 common shares that had been held in treasury. This action did not impact the total number of common shares outstanding.

NOTE 15. EARNINGS (LOSS) PER SHARE (EPS)

Diluted EPS is calculated by dividing net income (loss) by the average common shares outstanding plus additional common shares that would have been outstanding assuming the exercise of in-the-money stock options and restricted stock units, using the treasury-stock method. In 2009 and 2007, 2.1 million and 1.7 million stock options, respectively, were excluded from the calculation of diluted EPS because they were antidilutive. As the Company reported a net loss in 2008, no outstanding stock options or restricted stock units were used in the calculation of diluted weighted average shares as the effect would have been antidilutive.

NOTE 16. CONTINGENCIES

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) with Alaska alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August 2007. In July 2008, the arbitrator issued a final decision regarding basic liability in the matter. In that ruling, the arbitrator found that Alaska had violated the CBA and instructed Alaska and the IAM to negotiate a remedy. In February 2010, the arbitrator issued a final decision. The decision does not require Alaska to alter the existing subcontracting arrangements for ramp service in Seattle. The award sustains the right to subcontract other operations in the future so long as the requirements of the CBA are met. The award imposes monetary remedies which have not been fully calculated, but are not expected to be material.

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected.

Management believes the ultimate disposition of the matters discussed above is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of arbitrators, judges and juries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2009, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our current and periodic reports filed with or submitted to the Securities and Exchange Commission (the SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information is accumulated and communicated to our management, including our certifying officers, on a timely basis. Our certifying officers concluded, based on their evaluation, that disclosure controls and procedures were effective as of December 31, 2009.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Company's internal control over financial reporting identified in management's evaluation during the year ended December 31, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of December 31, 2009, which report appears on page 94.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (included in Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 18, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 18, 2010

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" under Item 1, "Our Business," in Part I of this Form 10-K for information on the executive officers of Air Group and its subsidiaries. Except as provided herein, the remainder of the information required by this item is incorporated herein by reference from the definitive Proxy Statement for Air Group's 2010 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2009 (hereinafter referred to as our "2010 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from our 2010 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference from our 2010 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from our 2010 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from our 2010 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. *Financial Statement Schedules*: Financial Statement Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2009, 2008 and 2007 on page 83.
2. *Exhibits*: See Exhibit Index on page 99.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ WILLIAM S. AYER — Date: February 19, 2010
William S. Ayer,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 19, 2010 on behalf of the registrant and in the capacities indicated.

Signature	Title
/s/ WILLIAM S. AYER **William S. Ayer**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ GLENN S. JOHNSON **Glenn S. Johnson**	Executive Vice President/Finance and Chief Financial Officer (Principal Financial Officer)
/s/ BRANDON S. PEDERSEN **Brandon S. Pedersen**	Vice President/Finance and Controller (Principal Accounting Officer)
/s/ PATRICIA M. BEDIENT **Patricia M. Bedient**	Director
/s/ PHYLLIS J. CAMPBELL **Phyllis J. Campbell**	Director
/s/ MARK R. HAMILTON **Mark R. Hamilton**	Director
/s/ JESSIE J. KNIGHT, JR. **Jessie J. Knight, Jr.**	Director
/s/ R. MARC LANGLAND **R. Marc Langland**	Director
/s/ DENNIS F. MADSEN **Dennis F. Madsen**	Director
/s/ BYRON I. MALLOTT **Byron I. Mallott**	Director
/s/ J. KENNETH THOMPSON **J. Kenneth Thompson**	Director

EXHIBIT INDEX

Certain of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated by reference from the documents described in parentheses. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

3.1	Amended and Restated Certificate of Incorporation of Registrant (Filed as Exhibit 3(i) to Registrants Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 8, 2006 and incorporated herein by reference.)
3.2	Bylaws of Registrant, as amended December 14, 2007 (Filed as Exhibit 3(ii) to Registrant's Current Report on Form 8-K, filed on December 20, 2007 and incorporated herein by reference.)
10.1#	Credit Agreement, dated March 25, 2005, among Alaska Airlines, Inc., as borrower, Bank of America, N.A. as administrative agent, Citicorp USA, Inc. as syndication agent, U.S. Bank National Association as documentation agent, and other lenders (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005 and incorporated herein by reference.)
10.1.1	First Amendment to March 25, 2005 Credit Agreement, dated September 29, 2005 (Filed as Exhibit 10.1.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference)
10.1.2#	Second Amendment to March 25, 2005 Credit Agreement, dated April 25, 2007 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 8, 2007 and incorporated herein by reference.)
10.1.3	Third Amendment to March 25, 2005 Credit Agreement, dated July 30, 2007 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 7, 2007 and incorporated herein by reference.)
10.1.4#	Fourth Amendment to March 25, 2005 Credit Agreement, dated September 24, 2008 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed on November 7, 2008 and incorporated herein by reference.)
10.2#	Credit Agreement, dated October 19, 2005, among Alaska Airlines, Inc., as borrower, HSH Nordbank AG New York Branch, as security agent, and other loan participants (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)
10.2.1#	First Amendment to October 19, 2005 Credit Agreement, dated March 27, 2007 (Filed as Exhibit 10.2.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.2.2#	Second Amendment to October 19, 2005 Credit Agreement, dated November 26, 2007 (Filed as Exhibit 10.2.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.2.3#	Third Amendment to October 19, 2005 Credit Agreement, dated May 29, 2009 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2009, filed on November 6, 2009 and incorporated herein by reference.)
10.3#	Aircraft General Terms Agreement, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)

10.4#	Purchase Agreement No. 2497, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)
10.5#	Supplement to Master Purchase Agreement, dated October 18, 2005, between Horizon Air Industries, Inc. and Bombardier Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)
10.6#	Lease Agreement, dated January 22, 1990, between International Lease Finance Corporation and Alaska Airlines, Inc., summaries of 19 substantially identical lease agreements and Letter Agreement #1, dated January 22, 1990 (Filed as Exhibit 10-14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, filed on April 11, 1991 and incorporated herein by reference.)
10.7*†	Alaska Air Group Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended and restated December 2, 2009 (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 1, 2010 and incorporated herein by reference.)
10.8*	Alaska Air Group, Inc. 2008 Performance Incentive Plan (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.8.1*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Nonqualified Stock Option Agreement (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.8.2*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.8.3*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Director Deferred Stock Unit Award Agreement (Filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)
10.8.4*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement—Incentive Award (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 2, 2009 and incorporated herein by reference.)
10.8.5*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement—Incentive Award (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on February 2, 2009 and incorporated herein by reference.)
10.8.6*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 5, 2010 and incorporated herein by reference.)
10.8.7*	Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on February 5, 2010 and incorporated herein by reference.)
10.9*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan and original form of stock option and restricted stock unit agreements (Filed as Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed on February 25, 2005 and incorporated herein by reference.)

10.9.1*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement (Filed as Exhibit 10.8.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.9.2*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement (Filed as Exhibit 10.8.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.9.3*	Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on February 14, 2008 and incorporated herein by reference.)
10.10 *	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-87563, filed on September 22, 1999 and incorporated herein by reference.)
10.11 *	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan (Filed as Exhibit 99.2 to Registrant's Registration Statement on Form S-8, Registration No. 333-39889, filed on November 10, 1997 and incorporated herein by reference.)
10.12 *	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-09547, filed on August 5, 1996 and incorporated herein by reference.)
10.13 *	Alaska Air Group, Inc. Non Employee Director Stock Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-33727, filed on August 15, 1997 and incorporated herein by reference.)
10.14 *	Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Elected Officers, as amended November 7, 1994 (Filed as Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed on February 10, 1998 and incorporated herein by reference.)
10.15 *	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (Filed as Exhibit 10.13 to Amendment No. 1 to Registrant's Registration Statement on Form S-1, Registration No. 333-107177, filed on September 23, 2003 and incorporated herein by reference.)
10.16 *	Form of Alaska Air Group, Inc. Change of Control Agreement for named executive officers, as amended and restated November 28, 2007 (Filed as Exhibit 10.16 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.17 *	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended and restated on December 1, 2005 (Filed as Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.18 *	Separation Agreement between Gregg Saretsky and Alaska Airlines, Inc. dated December 10, 2008 (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on December 10, 2008 and incorporated herein by reference.)
12.1†	Statement of Computation of Ratio of Earnings to Fixed Charges
21†	Subsidiaries of Registrant

23.1†	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Filed herewith.

* Indicates management contract or compensatory plan or arrangement.

Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

ALASKA AIR GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(in millions)	Beginning Balance	Additions Charged to Expense	Deductions	Ending Balance
Year Ended December 31, 2007				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 2.9	$1.6	$(2.9)	$ 1.6
Obsolescence allowance for flight equipment spare parts	$20.5	$5.5	$(1.4)	$24.6
Year Ended December 31, 2008				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.6	$1.5	$(1.6)	$ 1.5
Obsolescence allowance for flight equipment spare parts	$24.6	$5.8	$(9.0)	$21.4
Year Ended December 31, 2009				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.5	$1.4	$(1.4)	$ 1.5
Obsolescence allowance for flight equipment spare parts (a)	$21.4	$4.8	$(0.2)	$26.0

(a) Deductions in 2008 are primarily related to the write off of the MD-80 and B737-200 parts allowances against their respective costs bases.

EXHIBIT 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2009;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 19, 2010

By /s/ WILLIAM S. AYER

William S. Ayer

Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Glenn S. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2009;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 19, 2010

By /s/ GLENN S. JOHNSON

Glenn S. Johnson

Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ WILLIAM S. AYER

William S. Ayer

Chairman, President & Chief Executive Officer

February 19, 2010

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Glenn S. Johnson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ GLENN S. JOHNSON

Glenn S. Johnson
Chief Financial Officer

February 19, 2010

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Corporate Directory

Alaska Air Group Directors

William S. Ayer
Chairman, President & CEO
Alaska Air Group

Patricia M. Bedient
Executive Vice President & CFO
Weyerhaeuser Company

Phyllis J. Campbell
Chairman, Pacific Northwest Region
JPMorgan Chase

Mark R. Hamilton
Retired President
University of Alaska

Jessie J. Knight, Jr.
President & CEO
San Diego Gas & Electric Company

R. Marc Langland
Chairman, President & CEO
Northrim Bancorp, Inc.

Dennis F. Madsen
Chairman
Pivotlink Software

Byron I. Mallott
Senior Fellow
First Alaskans Institute

J. Kenneth Thompson
President & CEO
Pacific Star Energy LLC

Board Committee Assignments:

Audit
Patricia M. Bedient, *Chair*
Mark R. Hamilton
Dennis F. Madsen

Compensation
Phyllis J. Campbell, *Chair*
Jessie J. Knight, Jr.
Dennis F. Madsen

Governance & Nominating
R. Marc Langland, *Chair*
Jessie J. Knight, Jr.
Byron I. Mallott
J. Kenneth Thompson

Safety
J. Kenneth Thompson, *Chair*
Mark R. Hamilton
Byron I. Mallott

Alaska Air Group Officers

William S. Ayer
Chairman, President & CEO

Glenn S. Johnson
Executive Vice President, Finance & CFO

Keith Loveless
Vice President, Legal & Corporate Affairs, General Counsel & Corporate Secretary

Thomas W. Nunn
Vice President, Safety

Brandon S. Pedersen
Vice President, Finance & Controller

John F. Schaefer, Jr.
Vice President, Finance & Treasurer

Appointed Officer:
Thomas R. O'Grady
Chief Risk, Compliance & Ethics Officer

Alaska Airlines Officers

William S. Ayer
Chairman & CEO

Bradley D. Tilden
President

Executive Vice Presidents:
Glenn S. Johnson
Finance & CFO

Benito Minicucci
Operations & COO

Senior Vice President:
William L. MacKay
Alaska

Vice Presidents:
Ann E. Ardizzone
Inflight Services

Gary L. Beck
Flight Operations

Jeffrey M. Butler
Customer Service – Airports

Kelley J. Dobbs
Human Resources & Labor Relations

Andrew R. Harrison
Planning & Revenue Management

Stephen B. Jarvis
Customer Innovation & alaskaair.com

Kris M. Kutchera
Information Technology

Keith Loveless
Legal & Corporate Affairs, General Counsel & Corporate Secretary

Frederick L. Mohr
Maintenance & Engineering

Thomas W. Nunn
Safety

Brandon S. Pedersen
Finance & Controller

John F. Schaefer, Jr.
Finance & Treasurer

Joseph A. Sprague
Marketing

Edward W. White
Corporate Real Estate

Appointed Officer:
Thomas R. O'Grady
Chief Risk, Compliance & Ethics Officer

Horizon Air Officers

William S. Ayer
Chairman

Jeffrey D. Pinneo
President & CEO

Senior Vice President:
Andrea L. Schneider
People & Customer Services

Vice Presidents:
Mark G. Eliasen
Finance

Eugene C. Hahn
Flight Operations

Daniel L. Russo
Marketing & Communications

Celia M. Sherbeck
Maintenance & Engineering

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve 95 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service. Alaska, which accounts for about 80% of Air Group revenues, provides scheduled air service to 61 cities. In addition to its service to destinations in Alaska, Arizona, California, Nevada, Oregon, and Washington, the airline flies to Boston, Chicago, Dallas, Denver, Atlanta, Miami, Minneapolis-St. Paul, Orlando, Newark, Reagan National in Washington, D.C., and Honolulu, Kona, Lihu'e, and Maui in Hawaii. Alaska also provides service to British Columbia in Canada, and to 10 destinations in Mexico. Its hubs are Anchorage, Seattle, Portland, and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service. Horizon Air accounts for about 20% of Air Group revenues and provides air transportation to 48 destinations in Arizona, California, Idaho, Montana, Nevada, Oregon, Washington, and Alberta and British Columbia, Canada, and La Paz and Loreto, Mexico. Its hubs are Seattle, Portland and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com/investor

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 18, 2010

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)

Alaska Airlines is proud to have been a sponsor of eight-time Olympic medalist Apolo Anton Ohno as he prepared to compete in the February 2010 Winter Olympics in Vancouver, Canada. While we both call the Seattle area home, Apolo's approach to success is what really resonated with us. The hard work, dedication and discipline that helped him become the most decorated U.S. winter Olympian in history have helped us achieve our goals, as well.



Follow Apolo
alaskaair.com/Apolo

Apolo Ohno is followed by his father, Yuki Ohno, as he disembarks an Alaska Airlines 737-800 that bears his likeness.

Alaska Air Group